Kaman *Annual Report 2010*

11005289

Received SEC
MAR 0 1 2011
Washington, DC 20549

PROGRESS DRIVING MOMENTUM TO

Open for key milestones across our business lines >

2010

JANUARY | FEBRUARY | MARCH | APRIL | MAY | JUNE | JULY | AUGUST | SEPTEMBER | OCTOBER | NOVEMBER | DECEMBER

DECEMBER — INDUSTRIAL DISTRIBUTION Achieved record annual sales, ending the year at $832 million

SEPTEMBER — INDUSTRIAL DISTRIBUTION Steve Smidler succeeded the retiring Jack Cahill as President of Industrial Distribution

MAY — INDUSTRIAL DISTRIBUTION Announced a new national distribution agreement with Stanley Black & Decker's DeWalt® Power Tools and Accessories

APRIL — INDUSTRIAL DISTRIBUTION Acquired power transmission distributor Allied Bearings Supply, headquartered in Tulsa, OK

APRIL — INDUSTRIAL DISTRIBUTION Acquired national motion control distributor Minarik, headquartered in Glendale, CA, the largest industrial distribution acquisition in the company's history

MARCH — INDUSTRIAL DISTRIBUTION Announced an agreement making Kaman the only national distributor of Emerson's ASCO® Numatics™ products

FEBRUARY — INDUSTRIAL DISTRIBUTION Acquired fluid power distributor Fawick de Mexico of Mexico City

DECEMBER — CORPORATE Achieved record annual consolidated sales, ending the year at $1.3 billion

NOVEMBER — CORPORATE Issued $115 million of 3¼% convertible senior notes

JANUARY — CORPORATE Quarterly dividend payment marked the 40th consecutive year of cash dividend payments

JANUARY — AEROSPACE Performed an unmanned K-MAX® demonstration for US Marine Corps

MARCH — AEROSPACE Awarded $45.5 million JPF option 7 order

APRIL — AEROSPACE Delivered the 500th Kaman-manufactured BLACK HAWK cockpit to Sikorsky

AUGUST — AEROSPACE Selected by Bell Helicopter to manufacture cabins for the AH-1Z attack helicopter

SEPTEMBER — AEROSPACE Awarded $36 million JPF follow-on Foreign Military Sale order

NOVEMBER — AEROSPACE Awarded $25 million commercial JPF fuze order

NOVEMBER — AEROSPACE Inaugurated new aerostructures manufacturing facility in Chihuahua, Mexico

DECEMBER — AEROSPACE Awarded $19 million commercial JPF fuze order raising year-to-date order total to $126 million

DECEMBER — AEROSPACE Acquired Global Aerosystems of Everett, WA

DECEMBER — AEROSPACE Lockheed/Kaman Team K-MAX awarded NAVAIR contract for demonstration of unmanned K-MAX in Afghanistan for the US Marine Corps

TIME IN THE AIR

CHARLES H. KAMAN
AND KAMAN CORPORATION



AIRCRAFT OF ROTARY WING TYPE

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INVENTOR.
CHARLES H. KAMAN
BY S. Jay Teller
ATTORNEY

"ONE OF THE FIRST STEPS IN ANY NEW ENDEAVOR IS OVERCOMING THE DISCOURAGING ADVICE OF THOSE WHO SAY 'IT CAN'T BE DONE'."

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Charles H. Kaman, known affectionately as "Charlie," was a self-described "headstrong twenty-six year old" when he founded Kaman Aircraft Corporation in the garage of his mother's West Hartford, Connecticut home. Other than self-confidence, he had just a few assets to his credit: $5,000 worth of laboratory rigs and hardware, initial financing from two close friends, who put up $1,000 each — and some highly original ideas about rotary-wing aircraft.

Charlie's self-confidence was well founded. Today, the company he established on a shoestring has evolved into Kaman Corporation, a billion-dollar enterprise that is a worldwide leader in the aviation industry and one of the country's largest distributors of industrial parts.

Left: The first patent drawing of the Kaman Servo-Flap.

Born on June 15, 1919, in Washington, D.C., Charles Huron Kaman was the only child of Charles William Kaman and Mabel Davis Kaman. As a teenager, he loved building model airplanes from balsa wood and tissue paper and flying them in indoor competitions. Charlie's aptitude for aviation revealed itself early: while still in high school he set national duration records for hand-launched model gliders. He had once hoped to be a professional pilot but abandoned that ambition because he was deaf in his right ear.

Charlie received a bachelor's degree in aeronautical engineering from the Catholic University of America in 1940. After graduating, he went to work at Hamilton Standard Propeller Corporation, a unit of United Aircraft. He soon met Igor Sikorsky, another pioneer in helicopter design, who ran United's helicopter division and who inspired Mr. Kaman to begin developing his own parts.

"WE WERE FLYING!"

Charlie started his own company to demonstrate a new rotor concept he devised to make helicopters more stable and easier to fly. In his autobiography, he recalls the first flight of the K-125 helicopter, on January 15, 1947: "The rotors were turning, the engine was running, we had pitch on, and the K-125 was purring smoothly. I looked at all three wheels, one at a time. The front wheel was off. The right wheel was off. The left wheel was off. We were flying!"

Left: Charlie Kaman (at right) and a college classmate, John Lawlor, who was one of the early stockholders in Kaman Aircraft.

Middle: The test rig, ready to run the first full-scale rotor.

Right: Refinement and further development of the full-scale rotor head. (From left: Herb Twinning, Charlie Kaman, Bill Murray.)


Wins Model Aircraft Meet

"THE PLAYGROUND DEPARTMENT SPONSORED MODEL AIRPLANE CONTESTS.... MODEST PRIZES WERE AWARDED, BUT THE RECOGNITION, THE SPIRIT OF GOOD WILL AMONG THE KIDS, AND THE BIRTH OF COMPETITIVE DRIVE FOR THOSE NOT NECESSARILY GIFTED FOR SPORTS WERE MORE IMPORTANT. THE KEY TO WINNING WAS TIME IN THE AIR - ENDURANCE."



That first flight lasted a few minutes, with the aircraft tethered to remain within six inches of the ground. The first free flight occurred that spring, with a test pilot executing a vertical takeoff to 50 feet and flying figure-eights at 50–60 miles per hour.

Those early flights would lead to a remarkable aviation career. Within the aerospace industry, Charlie was known as a pioneer in rotary-winged flight and one of Connecticut's great inventors and innovators. When Charlie entered the fledgling business of vertical flight, helicopters were unstable and difficult to fly. Working at home nights and weekends, he developed a new concept of rotor control based on "servo-flaps." These were small ailerons added to the edges of the rotor blades to improve helicopter stability. He also proposed intermeshing rotors, which would increase lift while eliminating the tail rotor. These concepts became the hallmarks of all Kaman helicopters to follow.

"FOR ME, THIS WAS AN EXPERIENCE THAT COULD OCCUR ONLY ONCE IN MY LIFETIME. THE FINAL SURRENDER TO THE OVERWHELMING FEELING OF HAVING ACHIEVED VIRTUALLY AN IMPOSSIBLE TASK IS AN EXPERIENCE SHARED BY VERY, VERY FEW. I HAD TO BE DRIVEN HOME. FOR THE REST OF THAT NIGHT, I COULD NOT SLEEP. IT WAS WELL INTO THE NEXT DAY BEFORE I COULD RESUME NORMAL LIFE."



Kaman's helicopters achieved many breakthroughs, including the first gas turbine-powered helicopter, the first twin-turbine-powered helicopter, the first remotely controlled helicopter and the first all-composite rotor blade. Over the years his helicopters set numerous records for performance and altitude. The company's HH-43 Husky was a workhorse in rescue missions in the Vietnam War. In fact, one of the proudest accomplishments of Charlie's distinguished career was the more than 15,000 lives that Kaman helicopters were estimated to have saved over the second half of the 20th century. The Husky flew more rescue missions during the Korean and Vietnam wars than all other helicopters combined, and remains the only military helicopter to serve throughout its service life with no loss of life or accidents attributed to its design.

One of Charlie's greatest contributions was to introduce jet engines to helicopters. "It gave them more power," said Walter J. Boyne, chairman of the National Aeronautic Association and the author of numerous books on aviation. "Helicopters really moved into their own."

Charlie also developed the first remote-control helicopter in 1957, and he envisioned an unmanned cargo helicopter that would take over the "dull, dirty and dangerous missions." In 1992, Kaman introduced the K-MAX® "aerial truck," the first helicopter specifically designed for repetitive heavy-lift operations. K-MAX has been used in logging,

"FROM THE MOMENT OF OUR FIRST FLIGHT, I WOULD CONTINUE TO LEARN THAT THERE IS A CERTAIN TASTE OF VICTORY THAT IS COMPELLING, THAT MAKES CONTINUING THE DRIVE FOR VICTORY ALMOST INESCAPABLE."


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construction, mining, firefighting, oil and gas exploration, and other high-altitude work. In keeping with the value Charlie always put on human life, two K-MAX aircraft are currently undergoing modifications to be deployed to Afghanistan in an unmanned cargo resupply role. Charlie's vision of an unmanned cargo helicopter is becoming reality.

Addressing the ever-changing needs of the U.S. military has been a Kaman hallmark from the company's earliest days. In 1956, the Navy needed a utility helicopter able to proceed 200 miles at sea at night in an ice storm, unaided by external means of navigation, able to land in the sea if necessary, pick up eleven people from a hover, and then proceed another 200 miles to its destination. Nothing like it had ever been built. Kaman competed for this coveted contract against Sikorsky, Bell and Vertol – and won. The Navy accepted the first HU-2K in 1962 after extensive flight testing. In all, Kaman produced 244 of these utility helicopters, which evolved into the SH-2.

Charlie and his team stepped up again in the 1960s to answer another challenge from the Navy. The bearings in the rotor system of the Navy's SH-2s were corroding in the salt air at sea and seizing. No bearing company was able to provide a solution that would solve the problem, and the fleet was effectively grounded. The fate of the SH-2 program was at stake. Charlie assembled a team of engineers who developed the KAcarb bearing, which solved the problem and got the fleet back in the air. Though tempted to sell this revolutionary new bearing technology to a specialty bearing company, Charlie decided to develop a company around it. That company became Kamatics, and would eventually develop KAron, arguably the company's most important and profitable product line today.

Left: A Kaman HH-43 rescues a civilian pilot from the side of a canyon in Northern Arizona.

Middle: The world's first gas turbine helicopter – a Kaman K-225 – first flew on December 11, 1951. This aircraft is now at the Smithsonian.

Right: The K-MAX helicopter was designed to perform under extreme conditions and circumstances, making it well suited to emergency response, disaster relief and firefighting.


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A visionary known for his talents in diversifying business, Charlie explored numerous opportunities through Kaman Corporation, from laser optics and space systems to industrial services and distribution. But it was in music that he had his greatest impact beyond aviation.

Charlie was an accomplished guitar player from childhood. After Tommy Dorsey heard him perform at a talent contest in Washington, the bandleader took him aside and offered a position playing guitar with the band. "I was thunderstruck," Charlie recalled. "The pay he was talking about – $75 per week – was astronomical in those days. I told him I would let him know by the next day, and he agreed.... I think I knew as I walked away from the theater that my answer would be no. Music was fun and pleasure, but I had clearly set my life's path in engineering and airplanes."

Nevertheless, Charlie's pastime and professional ambitions merged in the 1960s when he formed Kaman Music. He used his knowledge of vibration and composite materials gained from building helicopters to design the popular, round-backed Ovation Guitar, a major innovation in the 20th century music business. The Ovation allows musicians to amplify their sound without generating the feedback that often comes from using microphones. It was popularized in the late 1960s by the pop and country star Glen Campbell, who played it on his television show, "The Glen Campbell Good Time Hour," and who appeared in advertisements for the company. A long roster of rock and folk music guitarists began using it as well. Kaman Music expanded into a major national distributor of instruments before it was sold to Fender Musical Instruments in 2007.

Left: Charlie Kaman was an accomplished guitarist who invented the famous Ovation Guitar, which was the favored instrument of many performing artists, including Glen Campbell.


"THERE ARE CONSTANTS, THOUGH, THROUGH ALL THE CHANGES WHICH THE KAMAN CORPORATION HAS UNDERGONE. PERHAPS IT IS MORE THAN COINCIDENTAL THAT A BUSINESS FOUNDED ON PERSONAL SACRIFICE, DEDICATION AND ENDURANCE HAS ITSELF DEVELOPED CHARACTERISTICS WHICH SET IT SO COMPLETELY APART FROM CONVENTIONAL BUSINESS STRUCTURE AND STANDARDS. OUR CULTURE AND OUR FUTURE ARE CAST IN THE LESSONS OF OUR HISTORY."
Glen Campbell
plays
OVATION
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While building a worldwide reputation as a successful inventor and entrepreneur, Charlie also became admired for his humanitarian efforts in connection with his work for the vision-impaired. With his late wife, Roberta, he founded Fidelco Guide Dog Foundation, a groundbreaking business which breeds and trains guide dogs for the blind at its Bloomfield, CT headquarters. Since 1981, Fidelco has placed 1,300 guide dogs in 35 states and four Canadian provinces.

While Kaman Corporation stands as a testament to his significant business achievements, a series of distinguished awards speak to Charlie's human achievements. In 1997, he joined other aviation greats – including Charles Lindbergh, Jimmy Doolittle, Neil Armstrong and Igor Sikorsky – as a recipient of the National Aeronautic Association's Wright Brothers Memorial Trophy, the nation's premier aviation award.

President Clinton presented him with the National Medal of Technology, the nation's highest recognition for contributions to technical excellence, in 1996. He also received the Connecticut Medal of Technology; the U.S. Department of Defense Distinguished Public Service Medal; the Aviation Week and Space Technology Laurel; and the Fleet Admiral Chester W. Nimitz Award.

He was inducted into the Hall of Honor of the National Museum of Naval Aviation and was named an Honorary Fellow of the Royal Aeronautical Society. He also received honorary doctorates from the University of Connecticut, the University of Hartford, of which he was one of a group of founders, and the University of Colorado. At the time of his death, Mr. Kaman was chairman emeritus of Kaman Corporation.

Middle: With his wife, Roberta, Charlie Kaman founded the Fidelco Guide Dog Foundation.

Right: Among the many honors he received was the National Medal of Technology, which was awarded by President Bill Clinton.



Charlie died on January 31, 2011 at the age of 91. But his legacy to the company he founded will live on in Kaman Corporation's more than 4,400 employees, who are inspired daily by his ingenuity, integrity and humanity.

"TODAY'S PRODUCTS AND SERVICES ARE SOPHISTICATED, COMPLEX, AND INVOLVED FAR BEYOND THE MOST VISIONARY EXPECTATIONS I EVER HAD AS OUR FIRST PRODUCT, THE K-125 HELICOPTER, FIRST FLEW IN JANUARY 1947. BUT WHAT WE BUILT THEN AND WHAT WE DO NOW BOTH REPRESENT THE VERY HIGHEST DEGREES OF EXCELLENCE, INNOVATION, QUALITY, AND TECHNICAL SOPHISTICATION OF THEIR TIMES. I FIRMLY BELIEVE THAT OUR ACCOMPLISHMENTS WILL CONTINUE INDEFINITELY."

Quotations and most photographs are from "Kaman: Our Early Years" by Charles H. Kaman (Curtis Publishing, 1985)



KAMAN CORPORATION
BLOOMFIELD, CONNECTICUT
WWW.KAMAN.COM



ACHIEVE LONG-TERM SUCCESS

In 2010, Kaman recorded significant progress in executing on its long-term strategies. The result: strong momentum across both businesses.

At Kaman, we are focused on delivering results that create value for our customers and our shareholders. At the same time, our sights are squarely focused on the future, building upon a foundation based on strategic vision and financial strength.

"Kaman has come through the extraordinary economic turmoil of the past two years *well positioned to capitalize on growth opportunities* in each of our markets."



Neal J. Keating
Chairman, President and Chief Executive Officer

DEAR SHAREHOLDERS,

For Kaman, 2010 was a year of progress on all key fronts. We were able to capitalize on a recovering economy and execute on our long-term strategies, enabling us to achieve solid financial and operational performance. While we were pleased with our progress during 2010, the real story is what it means for the future of our company. We continue to make investments for growth, with our sights squarely focused on building a stronger, more successful company for our customers, shareholders and employees.

Our financial performance during 2010 reflects the benefits of restructuring actions we took in 2009, improved operational performance, acquisitions made during the year and our success in taking advantage of the improving economy. For 2010, Kaman reported net earnings of $38.3 million, or $1.47 per diluted share, compared to $32.6 million, or $1.27 per diluted share, in 2009, an increase of 17.4%. Net sales for 2010 increased 15.0% to $1.32 billion, compared to $1.15 billion in 2009.

Our focus on maintaining a strong balance sheet, emphasizing prudent investments and liquidity, continued during 2010. Cash flow performance during the year was good despite financing higher levels of capital expenditures than in prior years as we accelerated investments for our future. Kaman achieved $15.8 million in free cash flow during 2010, compared to $56.9 million during 2009. Excluding a $25 million voluntary pension plan contribution in 2010, our free cash flow was $40.8 million. This emphasis on maintaining financial strength is a long-standing Kaman tradition, and will continue to be a core commitment. In fact, it is a source of considerable pride that 2010 marked forty consecutive years that Kaman has paid a cash dividend to shareholders.

We had an active year on the financing front. In September, we negotiated a new and upsized revolving credit facility. This extended the term of our credit availability and gave us additional borrowing capacity. In November, we successfully completed a convertible bond offering of $115 million. This was significantly more than the $75 million we initially set out to raise, reflecting strong demand from the market. By diversifying our balance sheet, obtaining additional credit, locking in our interest rate as we enter a period of anticipated rising rates, and extending the maturity date of a large portion of our debt, we have positioned Kaman to fund our future growth,

Financial Highlights

IN THOUSANDS EXCEPT PER SHARE AMOUNTS

	2010	2009
Net Sales	**$ 1,318,513**	$ 1,146,231
Net Earnings	**38,324**	32,649
Total Assets	**895,757**	773,067
Per share amounts:		
Net earnings per share:		
Basic	**1.48**	1.27
Diluted	**1.47**	1.27
Dividends declared	**.56**	.56
Shareholders' equity	**13.89**	12.14

including both acquisitions and investments in our existing businesses.

Our strong balance sheet enabled us to execute on our growth strategy, funding both internal and external investments to accelerate organic growth and four acquisitions during 2010. These acquisitions included the largest distribution acquisition in the company's history and a key strategic acquisition in aerospace. Further discussion of these acquisitions is included in the segment operations reviews that follow.

Investing in our people is a long-standing Kaman principle. During 2010, we advanced this tradition by inaugurating a new Leadership Development Program. This program identifies high potential employees across the organization who are our future leadership and provides them with development opportunities and resources to achieve their full potential.

The last two years once again validated the soundness of our diversified business model, which is focused on complementary industries. During 2010, Industrial Distribution experienced robust organic growth as the manufacturing sector recovered from a difficult economic period. Aerospace performed well overall but experienced softness in certain commercial markets. This is in contrast to 2009, when strong aerospace performance offset a very challenging operating environment for industrial distribution. We expect this business model to continue to provide stability and confidence in the years ahead.

SEGMENT OPERATIONS REVIEW

INDUSTRIAL DISTRIBUTION

From a financial perspective, 2010 was a year of strong improvement for Industrial Distribution. From an operational perspective, it was a very active one as well, a year in which the business continued to strengthen its franchise to achieve greater competitive strength and deliver more value to more customers in more locations. Industrial Distribution's operating income for 2010 was $30.3 million, an increase of 140% from $12.6 million in 2009. Sales rose 29% in 2010 to $832.0 million, from $645.5 million in 2009.

The results achieved in 2010 were built on the foundation laid in prior years, and much credit for this goes to Jack Cahill, who retired in 2010 after thirty-five years with Kaman, seventeen of them as President of Industrial Distribution. Jack built a culture at Industrial Distribution based on integrity, dedication, technical capability and hard work. He leaves the business in a very strong position, and we thank him for his contributions and wish him all the best in the future.

Jack was succeeded as President of Industrial Distribution by Steve Smidler, a highly experienced executive who joined Kaman in late 2009 from Lenze Americas Corporation, where he served as Executive Vice President, with responsibility for marketing, sales, finance, business systems and product technology for the Americas. Steve has spent his three-decade career in industrial automation,

Jack Cahill and Steve Smidler
In 2010, Jack Cahill (left) retired as president of Industrial Distribution after a 35-year career with Kaman. He was succeeded by Steve Smidler, a seasoned industry executive.



A Record Acquisition
The acquisition of Minarik Corporation, a national distributor of motion control and automation products, is the largest ever for Industrial Distribution.


Minarik Automation & Control

having previously worked at both Eaton Corporation and Rockwell Automation.

Industrial Distribution made three acquisitions last year that substantially expanded its platform. In February it acquired the assets of Fawick de Mexico, S.A. de C. V. of Mexico City, which became part of Delamac de Mexico, Kaman's Industrial Distribution Mexican subsidiary. A distributor of Eaton Air Flex/Fawick products to a wide variety of industries throughout Mexico, this acquisition expands the bearings and power transmission platform already in place in Mexico.

In April, Industrial Distribution acquired Allied Bearings Supply Company of Tulsa, Oklahoma. Allied is a distributor of bearings, power transmission, material handling and industrial supplies to diverse markets that include the oil, gas, refinery, drilling equipment, steel, cement, paper, and food industries. Allied has a reputation for technical excellence and exceptional customer service, making it a great cultural fit with Kaman. The acquisition provides a strong position in Oklahoma and Arkansas and increases our exposure to the oil, gas and petrochemical industries.

Later in April, we acquired Minarik Corporation, the largest acquisition ever for Industrial Distribution. Minarik is a national distributor of motion control and automation products, with one of the most complete offerings in the industry, including many of the leading brands of sensors, servos and automation control products serving global manufacturers. As the only national distributor focused on the motion control and automation industries, Minarik is a great strategic fit for Kaman, increasing our geographic footprint and served market. The acquisition also increases our scale, allowing us to further leverage our existing infrastructure.

Although acquisitions contributed significantly to Industrial Distribution's expansion during 2010, the business never lost focus on organic growth. New national account wins provided strong testament to the strength of our franchise, the value of our service and the ingenuity and commitment of our people. Investments in technology to improve productivity and support growth included enhancements to business systems, a new data warehouse and a voice over IP phone system. Over time, these investments will boost productivity, allowing Industrial Distribution to improve margins while strengthening its focus on the customer.

AEROSPACE

Our Aerospace business experienced a challenging year, due primarily to market conditions and a supplied component issue with the Joint Programmable Fuze (JPF) program. Operating income for 2010 was $67.2 million, compared to $75.0 million in 2009, a decrease of 10.5%. Excluding a $6.4 million goodwill impairment charge and a $2.0 million charge related to a contract resolution, Aerospace operating income in 2010 was $75.6 million, 15.6% of sales. Revenues for 2010 were $486.5 million, a decrease of 2.8% from



500 Reasons to Celebrate
During 2010, Kaman delivered our 500th cockpit to Sikorsky. Here, Kaman employees in Jacksonville celebrate with their Sikorsky partners and the U.S. Navy.



Important Milestone
In September 2010, Kaman delivered the first major A–10 structural assemblies to Boeing Defense Space & Security in support of the A–10 Wing Replacement Program.

2009 revenues of $500.7 million. The lack of revenue growth was primarily the result of lower sales of bearing product lines due to a dramatic decline in the regional and business jet markets, lower commercial helicopter production and lower aftermarket sales due to reduced airline capacity. Overall, however, in a tough environment, Aerospace made progress on all fronts.

Operational performance was strong, as evidenced by our BLACK HAWK cockpit production program for Sikorsky, which grew during 2010, surpassing our expectations. By mid-year we had delivered our 500th cockpit to Sikorsky; we commemorated this achievement in a joint celebration with Sikorsky, the U.S. Military and our Jacksonville employees. We continued to ramp-up the A–10 program, including delivery of the first major A–10 structural assemblies to Boeing Defense Space & Security in support of the program. This program stretches across the organization with contributions from our Aerostructures, Helicopters and Tooling divisions. The success of this integrated program validates our strategy of offering broader solutions to our customers.

Also during 2010, our Helicopters division delivered the 1,000th BLACK HAWK rotor blade protected with an erosion-resistant coating. These deliveries for U.S. Army BLACK HAWK helicopters utilize this innovative coating system, which delivers significantly improved blade life, increased aircraft availability and reduced maintenance requirements.

As announced during the first quarter of the year, we experienced a supplied component failure during acceptance testing under our Joint Programmable Fuze program. This prevented us from making planned JPF shipments in the first half of the year. Working with the supplier and our customer, we resolved this issue and resumed JPF deliveries. In fact, JPF performance during the second half of 2010 was outstanding with deliveries of over 18,000 fuzes.

During 2010, we closed JPF orders from the U.S. Air Force and foreign customers totaling $126 million. This, coupled with our strong recovery and operational performance in the second half of the year, further underscored our customers' confidence in both Kaman and the JPF program. The JPF continues to demonstrate strong system reliability and operational flexibility, further emphasizing its status as a critical program to U.S. and allied militaries around the world.

We also continued to successfully capture key business around the world from both new and existing customers to add to our backlog. In our bearings product lines, we established new content on a broad base of important new platforms, including the Agusta Westland 169, Sukhoi Superjet 100, Boeing 787 Dreamliner, and the Airbus A350. We also won a significant contract to produce composite doors for the Learjet 85 program. Programs that we expect to ramp up during the year, including the F-35 Joint Strike Fighter and A–10 re-wing program, will provide additional incremental growth as they reach the production stage.



Demonstrating Success
Kaman's Helicopters Division successfully demonstrated the ability of the unmanned K-MAX to resupply troops by unmanned helicopter at forward operating bases.

During 2010, we moved through several hurdles in qualifying a new Tufflex® application for the F-35/B (Joint Strike Fighter), the Short Take Off and Vertical Landing variant. We still have additional steps to complete, but our progress has been encouraging and the Joint Strike Fighter represents a significant opportunity for us.

We expanded relationships with several customers during 2010 in part due to our strong performance on existing programs. We leveraged our successful performance on the Bell Helicopter blade component manufacturing program to secure a contract to manufacture cabins for the AH-1Z helicopter. We value our growing relationship with Bell and are working with them across our aerospace business on a number of platforms.

We advanced the unmanned K-MAX® program with a successful demonstration to the Marine Corps early in the year of the capability to resupply troops by unmanned aircraft at forward operating bases. In December, the U.S. Naval Air Systems Command awarded Lockheed Martin and Kaman a $45.8 million contract for K-MAX unmanned aircraft systems for a U.S. Marine Corps evaluation of unmanned cargo resupply in an operational forward deployed environment in late 2011. These developments underscore the very attractive long-term opportunity represented by the unmanned K-MAX program.

Aerospace continued to invest in its future while winning new business and fulfilling current contracts. We acquired Global Aerosystems, LLC of Everett, Washington, a provider of aerostructure engineering design analysis and FAA certification services to the aerospace industry. This acquisition, which brings more than 120 aerospace engineers to Kaman, expands our capabilities in the fields of aircraft design and stress analysis. In combining Global's expertise with Kaman's manufacturing capability and experience, we have formed a formidable team to compete for higher-margin life-of-program opportunities across the aerospace industry. Also late in 2010, Kaman formally inaugurated a new state-of-the-art manufacturing facility in the Mexican city of Chihuahua. The new facility will initially manufacture extrusions and sheet metal details to support the aerospace industry worldwide. Once components are completed in Mexico, the parts will be shipped either to our manufacturing operations in the U.S. for final assembly into structures or directly to end customers. The new plant is part of our ongoing strategy to grow our global footprint and enhance sourcing, manufacturing, engineering and business development capabilities around the world in support of our customers.

A LOOK AHEAD

It's always difficult to predict how our markets will perform in the months and years ahead, and it is particularly difficult today, in the midst of a fragile economic recovery. But I can say with confidence that we have positioned the company to maximize



The Next Generation of Kaman Leaders
Pictured are the inaugural members of Kaman's Leadership Development Program, which was launched in 2010.



Distinguished Service
Edwin Huston (right) will be retiring from the Board of Directors in 2011 after nine years of distinguished service.

opportunities for growth and prosperity in any market environment. For example, in an era of extreme budget deficits there may well be cuts in defense spending, but we believe that we are well positioned with our funded defense-related programs to weather any cutbacks, and that our diversified customer base beyond defense will provide balance and stability in the long term. Our Industrial Distribution business should benefit from our investments in technology and acquisitions, growing customer relationships, new product lines, and predicted continued GDP growth during 2011.

Regardless of the state of the economy, as we continue to press forward with our long-term strategies, Kaman will have several important assets to draw upon. First, we are a resourceful and innovative company. In fact, our engineers, led by Charles Kaman, have contributed many "firsts" over our history, including the invention of the servo-flap, the first turbine helicopter, the first twin turbine helicopter, the first remote controlled helicopter, the first all composite rotor blade, and the development of KAron®, our proprietary self-lubricating bearing technology. This spirit of innovation endures across our company, and will continue to propel our growth.

Second, we have a diverse and loyal customer base that remains our most significant source of new business. In both Aerospace and Industrial Distribution, expanding relationships with existing customers have grown opportunities and provided strong validation of the value of the solutions we offer.

Before concluding, I would like to acknowledge the counsel and support of our Board of Directors. I would especially like to thank Ed Huston, who will be retiring from the Board at the annual meeting in April after nine years of service to Kaman. As a board member and Chairman of the Audit Committee, his integrity, experience and insight have served both management and shareholders well.

I would also like to acknowledge our shareholders for the confidence they have demonstrated in our people and our efforts to deliver shareholder value through a stronger and more successful company.

Kaman's employees continue to inspire with their dedication and resourcefulness. I thank them for their contribution to building a stronger, more prosperous Kaman.

Finally, as this letter goes to press, we were saddened to learn that our founder, Charles H. Kaman, passed away at the age of 91. Charlie was a visionary aerospace executive, an accomplished inventor, a highly talented musician, and a leader and mentor to many long-serving Kaman employees. His contributions to our company, our industry and our country cannot be overstated. His legacy will endure and he will continue to serve as an inspiration to all Kaman employees.

Neal J. Keating

We define progress in a number of ways. Customer wins. Innovative new solutions that deepen existing relationships. The successful integration of acquired companies into our businesses. Talented employees assuming leadership roles. Delivering improved financial results that create value for shareholders. *During 2010, Kaman demonstrated progress in each of these areas.*

Kaman's long-term growth strategy combines organic expansion with strategic acquisitions. During 2010, acquisitions in both Aerospace and Industrial Distribution added depth and breadth to our businesses. In recent years, we have successfully integrated a number of acquisitions into Kaman, benefiting from the fresh perspective of new employees while assimilating them into the Kaman culture, with its emphasis on customer service, transparent communications and innovation.

ACQUISITIONS



ENHANCING ENGINEERING CAPABILITIES IN AEROSPACE

In Aerospace, acquisitions have long represented a strategic path to accelerating organic growth and delivering more value-added services to support our customers. A case in point is the 2010 acquisition of Global Aerosystems, LLC. Global provides aerostructure engineering design analysis and FAA certification services to the aerospace industry, with customers that include Boeing, Kawasaki, Mitsubishi, Bombardier and the Department of Defense. The addition of Global allows Kaman to take on responsibility for engineering design and production of aerostructure assemblies.

AN EXPANDING FOOTPRINT FOR INDUSTRIAL DISTRIBUTION

For Industrial Distribution, continued success depends on growing our presence in new geographic markets and offering new product lines within our current footprint. Three acquisitions in 2010 furthered these goals. In February, we acquired Fawick de Mexico, a distributor of fluid power and lubrication products, equipment and systems to a wide range of industries in Mexico, expanding our presence in the attractive Mexican market. In April, we acquired Allied Bearings Supply, headquartered in Tulsa, Oklahoma. Allied is a regional distributor of bearings, power transmission, material handling and industrial supplies.

Also in April, Kaman acquired Minarik Corporation, the largest acquisition ever for Industrial Distribution. Minarik is the only national distributor focused on the motion control and automation industries, thus expanding both our product offering and geographic footprint.

Photos left page: Minarik Applied Products & Systems (MAPS) in Plano, TX, a unit of Minarik Automation and Control, which was acquired by Kaman Industrial Distribution in 2010, assists customers with product design, modification, assembly, installation, support and training.

Photos this page: With the acquisition of Global Aerosystems in Everett, Washington, Kaman Aerospace offers more value added solutions to the aerospace industry.



In both Aerospace and Industrial Distribution, Kaman is focused on deepening relationships with current customers while forging new opportunities to expand our customer base. In 2010, this focus resulted in a broad range of new agreements with established and new customers. These customer wins bear testament to our success in delivering value-added solutions backed by dedicated customer service.


CUSTOMERS

EXPANDING RELATIONSHIPS IN AEROSPACE

Two significant new contracts in 2010, one with a long-standing customer, the other with a new client, validate the value Kaman delivers to the aerospace industry. Our Jacksonville facility was awarded a contract from Bell Helicopter to build new cabins for the AH-1Z "ZULU" attack helicopter. The cabin is the largest and most complex airframe structure used in the assembly of the aircraft. This contract builds on our relationship with Bell that began decades ago, but progressed with a contract last year to manufacture blade components in Bloomfield. It also underscores our ability to build large complex structures, as demonstrated by our work on the BLACK HAWK cockpit.

Our Composites Division has been awarded a contract for the Learjet 85 program. Kaman will manufacture composite passenger entry and over-wing exit doors for the Learjet 85, a new mid-sized business jet built primarily from composites and featuring advances in aerodynamics, structures and efficiency. This contract represents an opportunity to showcase our skills and competitiveness to an admired name in aerospace.

NEW NATIONAL ACCOUNTS FOR INDUSTRIAL DISTRIBUTION

During 2010, Industrial Distribution secured several important new national accounts. These include Vallourec & Mannesmann Tubes, North America's leading producer of seamless tubular goods, pipe, coupling stock and mechanical tube; West Pharmaceutical Services, Inc., a global leader in solutions for injectable drug administration; and SCA, a global hygiene and paper company.

While these new customers are in different industries, the reasons they chose Kaman are quite similar. We offered them lower Maintenance, Repair and Operating expenses, lower total cost of ownership, added efficiencies and productivity improvements. Equally important to these new customers is access to the people at Industrial Distribution, including our National Account Customer Service Center Network, our expertise in inventory and storeroom management, and our highly experienced product and industry specialists.


SCA
West

Identifying and nurturing talent have always been core Kaman commitments. During 2010, we strengthened this commitment by creating a formal Leadership Development Program. The program is designed to identify and develop individuals with the talent, intellectual capacity, drive and interpersonal skills needed to become division or corporate officers.

In addition to launching the Leadership Development Program in 2010, Kaman made a number of key appointments that strengthen our already strong executive team. Across the organization, we have the people in place to build success into the future.


LEADERSHIP

KAMAN LEADERS PICTURED, LEFT TO RIGHT

Arti Patel
Manager, Marketing Projects, Industrial Distribution
Leadership Development Program participant. Spearheads new product rollouts and marketing initiatives.

Jim Larwood
President, Composites
Assumed presidency in 2010 of the newly created Composites Group, which includes U.K. and Wichita facilities, and newly-acquired Global Aerosystems. A 26-year Kaman employee, previously President of Precision Products.

Mark Duke
Director of Pricing, Industrial Distribution
Leads key strategic initiative to manage pricing – and thereby profits – across Industrial Distribution.

Richard Thorley
Strategy and Development Director, Kaman Aerospace Group
Joined Kaman via the Brookhouse acquisition, where he was CEO. Supports Wichita on improvement activities, and is leading the Global Aerosystems integration process. He is also developing low cost production facilities for Aerospace.

Donna Jennings
Area Inventory Manager-West, Industrial Distribution
Works with local branches to determine inventory levels, ensuring maximum customer fill rates while optimizing working capital.

Rob Paterson
President, Kamatics
Appointed President of Kamatics in 2010 after 29 years with the company. Focused on new product and business development. Launched pilot program to team with Industrial Distribution on developing industrial applications for Kamatics bearings.

Rikiese King
H60 (BLACK HAWK) Program Manager, Aerostructures Jacksonville
Leadership Development Program participant. In 2010, delivered 177 BLACK HAWK cockpits, 26% higher than the customer's initial forecast.



Strategic acquisitions. Significant customer wins. A renewed commitment to developing the next generation of Kaman leadership. For Kaman, 2010 was a year of *progress across all key fronts*, a year in which we continued to strengthen and expand our foundation for future success.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

SEC Mail Processing Section
MAR 01 2011
Washington, DC 110

Commission File No. 0-1093

KAMAN CORPORATION
(Exact name of registrant as specified in its charter)

Connecticut (State or other jurisdiction of incorporation or organization)	06-0613548 (I.R.S. Employer Identification No.)

1332 Blue Hills Avenue
Bloomfield, Connecticut 06002
(Address of principal executive offices)

Registrant's telephone number, including area code: (860) 243-7100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock ($1 par value)	The NASDAQ Stock Market, Inc.

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated herein by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value on July 2, 2010 (the last business day of the Company's most recently completed second quarter) of the voting common stock held by non-affiliates of the registrant, computed by reference to the closing price of the stock, was approximately $562,978,267.

At January 31, 2011, there were 26,084,417 shares of Common Stock outstanding.

Documents Incorporated Herein By Reference
Portions of our definitive proxy statement for our 2011 Annual Meeting of Shareholders are incorporated by reference into Part III of this Report.

Kaman Corporation
Index to Form 10-K

PART I

ITEM 1. BUSINESS

GENERAL

Kaman Corporation, headquartered in Bloomfield, Connecticut, was incorporated in 1945. We are a diversified company that conducts business in the aerospace and industrial distribution markets. We report information for ourselves and our subsidiaries (collectively, "we," "us," "our," and "the company") in two business segments, Industrial Distribution and Aerospace. A discussion of 2010 developments is included in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, in this Form 10-K.

Industrial Distribution Segment

Kaman Industrial Technologies Corporation ("KIT") brings our commitment to technological leadership and value-added services to the Industrial Distribution business. The Industrial Distribution segment is the third largest power transmission/motion control industrial distributor in North America. We provide products including bearings, mechanical and electrical power transmission, fluid power, motion control and materials handling components to a broad spectrum of industrial markets throughout North America. Locations consist of over 200 branches, distribution centers and call centers across the United States (including Puerto Rico) and in Canada and Mexico. We offer approximately four million items, as well as value-added services, to a base of approximately 50,000 customers representing a highly diversified cross section of North American industry. Subsidiaries of KIT include Kaman Industrial Technologies, Ltd., Minarik Corporation, Delamac de Mexico, S.A. de C.V. and Industrial Rubber and Mechanics, Inc.

Aerospace Segment

The Aerospace segment produces and/or markets proprietary aircraft bearings and components; complex metallic and composite aerostructures for commercial, military and general aviation fixed and rotary wing aircraft; safing and arming solutions for missile and bomb systems for the U.S. and allied militaries; subcontract helicopter work; support for its SH-2G Super Seasprite maritime helicopters and K-MAX ® medium-to-heavy lift helicopters; and engineering design, analysis and certification services.

Principal customers include the U.S. military, Sikorsky Aircraft Corporation, The Boeing Company, Bell Helicopter, Airbus, Lockheed Martin and Raytheon. The SH-2G aircraft is currently in service with the Egyptian Air Force and the New Zealand and Polish navies. Operations are conducted at Kaman Aerospace Corporation's Aerostructures Division facilities in Jacksonville, FL and Chihuahua, Mexico, Helicopters Division facilities in Bloomfield, CT and Precision Products Division facilities in Middletown, CT and Tucson, AZ (collectively "KAC"), Kaman Composites Wichita Inc. in Wichita, KS ("Composites Wichita"), Kaman Composites Holdings Ltd., formerly Brookhouse Holdings Ltd., facilities in Darwen, Lancashire, United Kingdom and Hyde, Greater Manchester, United Kingdom ("U.K. Composites"), Kaman Precision Products, Inc. in Orlando, FL ("KPP Orlando"), Kamatics Corporation in Bloomfield, CT, RWG Frankenjura-Industrie Flugwerklager GmbH in Dachsbach, Germany ("RWG") and Global Aerosystems LLC in Everett, WA.

FINANCIAL INFORMATION ABOUT OUR SEGMENTS

Financial information about our segments is included in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Note 21, Segment and Geographic Information, of the Notes to Consolidated Financial Statements, included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

WORKING CAPITAL

A discussion of our working capital is included in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources, in this Form 10-K.

Our Industrial Distribution segment requires substantial working capital related to accounts receivable and inventories. Significant amounts of inventory are carried to meet our customers' delivery requirements. Sales returns do not have a material effect on our working capital requirements.

Our Aerospace segment's working capital requirements are dependent on the nature and life cycle of the programs for which work is performed. A new program may initially require higher working capital requirements related to the purchase of inventory and equipment necessary to perform the work. However, as these programs mature and efficiencies are gained in the production process, working capital requirements are generally reduced.

Our revolving credit facility is available for additional working capital requirements and investment opportunities.

PRINCIPAL PRODUCTS AND SERVICES

The following is information for the three preceding years concerning the percentage contribution of each business segment's products and services to consolidated net sales from continuing operations:

	Years Ended December 31,		
	2010	2009	2008
Industrial Distribution	63.1%	56.3%	62.0%
Aerospace	36.9%	43.7%	38.0%
Total	100.0%	100.0%	100.0%

AVAILABILITY OF RAW MATERIALS

While we believe we have sufficient sources for the materials, components, services and supplies used in our manufacturing, we are highly dependent on the availability of essential materials, parts and subassemblies from our suppliers and subcontractors. The most important raw materials required for our aerospace products are aluminum (sheet, plate, forgings and extrusions), titanium, nickel, copper and composites. Many major components and product equipment items are procured from or subcontracted on a sole-source basis with a number of domestic and non-U.S. companies. Although alternative sources generally exist for these raw materials, qualification of the sources could take a year or more. We are dependent upon the ability of a large number of suppliers and subcontractors to meet performance specifications, quality standards and delivery schedules at anticipated costs. While we maintain an extensive qualification system to control risk associated with such reliance on third parties, failure of suppliers or subcontractors to meet commitments could adversely affect production schedules and contract profitability, while jeopardizing our ability to fulfill commitments to our customers. Although high prices for some raw materials important to some of our products (steel, copper, aluminum, titanium and nickel) may cause margin and cost pressures, we do not foresee any near term unavailability of materials, components or supplies that would have an adverse effect on our business, or on either of our business segments. For further discussion of the possible effects of changes in the cost or availability of raw materials on our business, see Item 1A, Risk Factors, in this Form 10-K.

PATENTS AND TRADEMARKS

We hold patents and trademarks reflecting functional, design and technical accomplishments in a wide range of areas covering both basic production of certain aerospace products as well as highly specialized devices and advanced technology products in defense related and commercial fields.

Although the company's patents and trademarks enhance our competitive position, we believe that none of such patents or trademarks is singularly or as a group essential to our business as a whole. We hold or have applied for U.S. and foreign patents with expiration dates that range through the year 2027.

Registered trademarks of Kaman Corporation include KAflex®, KAron®, and K-MAX®. In all, we maintain 22 U.S. and foreign trademarks.

BACKLOG

Our entire backlog is attributable to the Aerospace segment. We anticipate that approximately 69.8% of our backlog at the end of 2010 will be performed in 2011. Approximately 74.7% of the backlog at the end of 2010 is related to U.S. Government contracts or subcontracts, which include government orders that are firm but not yet funded and certain contracts that have been awarded but not yet signed.

Total backlog at the end of December 31, 2010, 2009 and 2008, and the portion of the backlog we expect to complete in 2011 is as follows:

In thousands	Total Backlog at December 31, 2010	2010 Backlog to be completed in 2011	Total Backlog at December 31, 2009	Total Backlog at December 31, 2008
Aerospace	$ 532,630	$ 371,776	$ 430,885	$ 550,736

REGULATORY MATTERS

Government Contracts

The U.S. government, and other governments, may terminate any of our government contracts at their convenience as well as for default based on our failure to meet specified performance measurements. If any of our government contracts were to be terminated for convenience, we generally would be entitled to receive payment for work completed and allowable termination or cancellation costs. If any of our government contracts were to be terminated for default, generally the U.S. government would pay only for the work that has been accepted and can require us to pay the difference between the original contract price and the cost to re-procure the contract items, net of the work accepted from the original contract. The U.S. government can also hold us liable for damages resulting from the default.

During 2010, approximately 95.0% of the work performed by the Company directly or indirectly for the U.S. government was performed on a fixed-price basis and the balance was performed on a cost-reimbursement basis. Under a fixed-price contract, the price paid to the contractor is negotiated at the outset of the contract and is not generally subject to adjustment to reflect the actual costs incurred by the contractor in the performance of the contract. Cost reimbursement contracts provide for the reimbursement of allowable costs and an additional negotiated fee.

Compliance with Environmental Protection Laws

Our operations are subject to and affected by a variety of federal, state, local and non-U.S. environmental laws and regulations relating to the discharge, treatment, storage, disposal, investigation and remediation of certain materials, substances and wastes. We continually assess our compliance status and management of environmental matters in an effort to ensure our operations are in substantial compliance with all applicable environmental laws and regulations.

Operating and maintenance costs associated with environmental compliance and management of sites are a normal, recurring part of our operations. These costs often are allowable costs under our contracts with the U.S. government. It is reasonably possible that continued environmental compliance could have a material impact on our results of operations, financial condition or cash flows if more stringent clean-up standards are imposed, additional contamination is discovered and/or clean-up costs are higher than estimated.

See Note 18, Commitments and Contingencies, in the Notes to Consolidated Financial Statements, included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on this Form 10-K for further discussion of our environmental matters.

With respect to all other matters that may currently be pending, in the opinion of management, based on our analysis of relevant facts and circumstances, compliance with relevant environmental protection laws is not likely to have a material adverse effect upon our capital expenditures, earnings or competitive position. In arriving at this conclusion, we have taken into consideration site-specific information available regarding total costs of any work to be performed, and the extent of work previously performed. If we are identified as a "potentially responsible party" (PRP) by environmental authorities at a particular site, we, using information available to us, will also review and consider a number of other factors, including: (i) the financial resources of other PRPs involved in each site, and their proportionate share of the total volume of waste at the site; (ii) the existence of insurance, if any, and the financial viability of the insurers; and (iii) the success others have had in receiving reimbursement for similar costs under similar insurance policies issued during the periods applicable to each site.

International

Our international sales are subject to U.S. and non-U.S. governmental regulations and procurement policies and practices, including regulations relating to import-export control, investment, exchange controls and repatriation of earnings. International sales are also subject to varying currency, political and economic risks.

COMPETITION

The Industrial Distribution segment competes for business with several other national distributors, two of which are substantially larger, and with many regional and local organizations. Competitive forces have intensified due to the increasing importance of large national accounts, the use of integrated suppliers and the increasing consolidation in supplier relationships. We compete for business on the basis of price, performance and value added services that we are able to provide as one of the largest national distributors in North America.

The Aerospace segment operates in a highly competitive environment with many other organizations, some of which are substantially larger and have greater financial and other resources. We compete for aerostructures subcontract, helicopter structures, bearings and components business on the basis of price and quality; product endurance and special performance characteristics; proprietary knowledge; the quality of our products and services; the availability of facilities, equipment and personnel to perform contracts; and the reputation of our business. Competitors for our business also include small machine shops and offshore manufacturing facilities. We compete for engineering design services business primarily on the basis of technical competence, the reputation of our business, the availability of our personnel and, to some extent, price. We compete for advanced technology fuzing business primarily on the basis of technical competence, product quality, and to some extent, price; and also on the basis of our experience as a developer and manufacturer of fuzes for particular weapon types and the availability of our facilities, equipment and personnel. We are also affected by the political and economic circumstances of our potential foreign customers.

RESEARCH AND DEVELOPMENT EXPENDITURES

Government sponsored research expenditures (which are included in cost of sales) were $7.5 million in 2010, $7.7 million in 2009, and $6.3 million in 2008. Independent research and development expenditures (which are included in selling, general and administrative expenses) were $4.2 million in 2010, $4.1 million in 2009, and $4.2 million in 2008.

EMPLOYEES

As of December 31, 2010, we employed 4,269 individuals.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

Financial information about geographic areas is included in Note 21, Segment and Geographic Information, of the Notes to Consolidated Financial Statements, included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

AVAILABLE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and its rules and regulations. The Exchange Act requires us to file reports, proxy statements and other information with the U.S. Securities and Exchange Commission ("SEC"). Copies of these reports, proxy statements and other information can be read and copied at:

SEC Public Reference Room
100 F Street NE
Washington, D.C. 20549

Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-732-0330.

The SEC maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC's website at http://www.sec.gov.

We make available, free of charge on our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, proxy statements, and current reports on Form 8-K as well as amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, together with Section 16 insider beneficial stock ownership reports, as soon as reasonably practicable after we electronically file these documents with, or furnish them to, the SEC. These documents are posted on our website at www.kaman.com — select the "Investors & Media" link and then the "SEC Documents" link.

We also make available, free of charge on our website, the Certificate of Incorporation, By–Laws, Governance Principles and all Board of Directors' standing Committee Charters (including Audit, Corporate Governance, Personnel & Compensation and Finance). These documents are posted on our website at www.kaman.com — select the "Corporate Governance" link.

The information contained in our website is not intended to be incorporated into this Form 10-K.

EXECUTIVE OFFICERS OF THE REGISTRANT

The company's executive officers as of the date of this report are as follows:

Candace A. Clark	Ms. Clark, 56, has been Senior Vice President, Chief Legal Officer and Secretary since 1996. Ms. Clark has held various positions with the company since 1985.
William C. Denninger	Mr. Denninger, 60, joined the company as Senior Vice President – Finance on November 17, 2008 and was elected Senior Vice President and Chief Financial Officer effective December 1, 2008. Prior to joining the company, Mr. Denninger served for eight years as Senior Vice President and Chief Financial Officer of Barnes Group, Inc., a $1.0 billion global industrial products manufacturer and distributor. He also served on that company's board of directors.
Ronald M. Galla	Mr. Galla, 59, has been Senior Vice President and Chief Information Officer since 1995. Mr. Galla has been director of the company's Management Information Systems since 1984.
Neal J. Keating	Mr. Keating, 55, was elected President and Chief Operating Officer as well as a Director of the company effective September 17, 2007. Effective January 1, 2008, he was elected to the offices of President and Chief Executive Officer and effective March 1, 2008 he was appointed to the additional position of Chairman. Prior to joining the company, Mr. Keating served as Chief Operating Officer at Hughes Supply, a $5.4 billion industrial distributor that was acquired by Home Depot in 2006. Prior to that, he held senior positions at GKN Aerospace, an aerospace subsidiary of GKN, plc, and Rockwell Collins Commercial Systems, as well as serving as a board member of GKN plc and Agusta-Westland.
Steven J. Smidler	Mr. Smidler, 51, assumed the role of President of Kaman Industrial Technologies on September 1, 2010, after joining the company in December 2009 as Senior Vice President and Chief Operating Officer of Kaman Industrial Technologies. Mr. Smidler joined the company from Lenze Americas Corporation where he served as Executive Vice President, with responsibility for marketing, sales, finance, business systems and product technology for the Americas. Mr. Smidler was also a member of the management committee of the Lenze Group, Germany, and held the position of President and Treasurer for Lenze Americas and served as Treasurer and a Board member for the Lenze ACTech production company. Prior to that, he served as Vice President, Americas Sales Operations at Eaton Corporation, with responsibility for product, service and system sales for critical power applications and at Rockwell Automation, Inc., serving in a number of progressively responsible positions, and departing as Vice President, Marketing of the Global Manufacturing Group.
Gregory L. Steiner	Mr. Steiner, 53, joined the company as President of Kaman Aerospace Group, Inc., with overall responsibility for the company's Aerospace segment, effective July 7, 2008. Since 2005, Mr. Steiner was employed at GE Aviation-Systems, serving first as Vice President and General Manager, Military Mission Systems and then as Vice President, Systems for GE Aviation-Systems, responsible for systems integration. Prior to that, he served as Group Vice President at Curtiss-Wright Controls, Inc., with responsibility for four aerospace and industrial electronics businesses located in the U.S. and United Kingdom and at Rockwell Collins, Inc., serving in a number of progressively responsible positions, and departing as Vice President and General Manager of Passenger Systems.
John J. Tedone	Mr. Tedone, 46, has been Vice President, Finance and Chief Accounting Officer of the Company since April 2007. From April 2006 to April 2007, he served as Vice President, Internal Audit and prior to that as Assistant Vice President, Internal Audit.

Each executive officer holds office for a term of one year and until his or her successor is duly appointed and qualified, in accordance with the company's By-Laws.

Item 1A. RISK FACTORS

Our business, financial condition, operating results and cash flows can be impacted by a number of factors, including, but not limited to, those set forth below, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results.

Our future operating results may be impacted by changes in economic conditions.

The Company's future operating results and liquidity may be impacted by economic downturns in several ways, including:

- the inability to obtain further bank financing, which may limit our ability to fully execute our strategy in the short term;
- higher interest rates on future borrowings, which would limit our cash flow;
- a deterioration in the funded status of our pension plan resulting from pension plan investment performance and the change in the associated discount rate and the resulting impact on required contributions and plan expense;
- changes in the relationships between the U.S. Dollar and the Euro, the British Pound, the Australian Dollar, the Mexican Peso and the Canadian Dollar, which could positively or negatively impact our financial results;
- changes in the level of activity relative to capital projects and planned expansions;
- changes in bad debt reserves or slower payments from customers;
- changes in order activity from our customers, particularly in the Industrial Distribution segment, which could result in lower operating profits as well as less absorption of fixed costs due to a decreased business base; and
- the ability of our suppliers to meet our demand requirements, maintain the pricing of their products, or continue operations, which may require us to find and qualify new suppliers.

To mitigate these risks, we evaluate opportunities for future financing, monitor current borrowing rates, review our receivables to maximize collectability and monitor the stability of our supply chain. We issued $115.0 million in convertible notes in November 2010 and executed a $275.0 million revolving credit agreement in the third quarter of 2010, as more fully described in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, in this Form 10-K.

Our financial performance is significantly influenced by the conditions of the aerospace industry.

The Aerospace segment's results are directly tied to economic conditions in the commercial aviation and defense industries. As a result, changes in economic conditions may cause customers to request that firm orders be rescheduled or canceled, which could put a portion of our backlog at risk. Additionally, a significant amount of work that we perform under contract tends to be for a few large customers.

The commercial aviation industry tends to be cyclical, and capital spending by airlines and aircraft manufacturers may be influenced by a variety of factors including current and future traffic levels, aircraft fuel pricing, labor issues, competition, the retirement of older aircraft, regulatory changes, terrorism and related safety concerns, general economic conditions, worldwide airline profits and backlog levels.

The defense industry is also affected by a changing global political environment, continued pressure on U.S. and global defense spending, U.S. foreign policy and the level of activity in military flight operations.

Changes to the defense industry could have a material impact on several of our current aerospace programs, which could adversely affect our operating results. To mitigate these risks, we have worked to expand our customer and product bases to include both commercial and military markets.

Furthermore, because of the lengthy research and development cycle involved in bringing new products to market, we cannot predict the economic conditions that will exist when a new product is introduced. A reduction in capital spending in the aviation or defense industries could have a significant effect on the demand for our products, which could have an adverse effect on our financial performance or results of operations.

Our U.S. Government programs are subject to unique risks.

The Company has several significant long-term contracts either directly with the U.S. government or where the U.S. government is the ultimate customer, including the Sikorsky BLACK HAWK cockpit program, the Joint Programmable Fuze ("JPF") program, and the Boeing C-17 and A-10 programs. These contracts are subject to unique risks, some of which are beyond our control. Examples of such risks include:

- The U.S. Government may modify, curtail or terminate its contracts and subcontracts at its convenience without prior notice, upon payment for work done and commitments made at the time of termination. Modification, curtailment or termination of our major programs or contracts could have a material adverse effect on our business, results of operations and financial condition.
- Our U.S. Government business is subject to specific procurement regulations and other requirements. These requirements, although customary in U.S. Government contracts, increase our performance and compliance costs. These costs might increase in the future, reducing our margins, which could have a negative effect on our financial condition. Although we have procedures to comply with these regulations and requirements, failure to do so under certain circumstances could lead to suspension or debarment, for cause, from U.S. Government contracting or subcontracting for a period of time and could have a negative effect on our reputation and ability to receive other U.S. Government contract awards in the future.
- The costs we incur on our U.S. Government contracts, including allocated indirect costs, may be audited by U.S. Government representatives. Any costs found to be improperly allocated to a specific contract would not be reimbursed, and such costs already reimbursed would have to be refunded. We normally negotiate with those U.S. Government representatives before they settle on final adjustments to our contract costs. We have recorded contract revenues based upon results we expect to realize upon final audit. However, we do not know the outcome of any future audits and adjustments, and we may be required to reduce our revenues or profits upon completion and final negotiation of these audits. Although we have instituted controls intended to assure our compliance, if any audit reveals the existence of improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. Government.
- We are from time to time subject to certain routine U.S. Government inquiries and investigations of our business practices due to our participation in government contracts. Any adverse finding associated with such an inquiry or investigation could have a material adverse effect on our business, results of operations and financial condition.

Competition from domestic and foreign manufacturers may result in the loss of potential contracts and opportunities.

The aerospace markets in which we participate are highly competitive, and we often compete for work not only with large Original Equipment Manufacturers ("OEMs") but also sometimes with our own customers and suppliers. Many of our large customers may choose not to outsource production due to, among other things, their own direct labor and overhead considerations and capacity utilization at their own facilities. This could result in these customers supplying their own products or services and competing directly with us for sales of these products or services, all of which could significantly reduce our revenues.

Our competitors may have more extensive or more specialized engineering, manufacturing and marketing capabilities than we do in some areas and we may not have the technology, cost structure, or available resources to effectively compete with them. We believe that developing and maintaining a competitive advantage will require continued investment in product development, engineering, supply chain management and sales and marketing, and we may not have enough resources to make the necessary investments to do so.

Further, our significant customers have in the past used, and may attempt in the future to use, their position to negotiate a reduction in price of a particular product regardless of the terms of an existing contract.

We believe our strategies for our Aerospace segment will allow us to continue to effectively compete for key contracts and customers; however, there is potential that we may not be able to compete successfully in this market or against such competitors.

We could be negatively impacted by the loss of key suppliers, lack of product availability, or changes in supplier programs that could adversely affect our operating results.

Our business depends on maintaining sufficient supply of various products to meet our customers' demands. We have several long-standing relationships with key suppliers but these relationships are non-exclusive and could be terminated by either party. If we lost a key supplier, or were unable to obtain the same levels of deliveries from these suppliers and were unable to supplement those purchases with products obtained from other suppliers, it could have a material adverse effect on our business. Additionally, we rely on foreign and domestic suppliers and commodity markets to secure raw materials used in many of the products we manufacture within the Aerospace segment or sell within our Industrial Distribution segment. This exposes us to volatility in the price and availability of raw materials. In some instances, we depend upon a single source of supply. Supply interruptions could arise from shortages of raw materials, labor disputes or weather conditions affecting suppliers' production, transportation disruptions, or other reasons beyond our control. Even if we continue with our current supplier relationships, high demand for certain products may result in us being unable to meet our customers' demands, which could put us at a competitive disadvantage. Additionally, our key suppliers could also increase pricing of their products, which would negatively affect our operating results if we were not able to pass these price increases through to our customers. We base our supply management process on an appropriate balancing of the foreseeable risks and the costs of alternative practices. To protect ourselves against such risks, we engage in strategic inventory purchases during the year, negotiate long-term vendor supply agreements and monitor our inventory levels to ensure that we have the appropriate inventory on hand to meet our customers' requirements.

Estimates of future costs for long-term contracts impact our current and future operating results and profits.

For long-term contracts, we generally recognize sales and gross margin based on the percentage-of-completion method of accounting. This method allows for revenue recognition as our work progresses on a contract.

The percentage-of-completion method requires that we estimate future revenues and costs over the life of a contract. Revenues are estimated based upon the original contract price, with consideration being given to exercised contract options, change orders and, in some cases, projected customer requirements. Contract costs may be incurred over a period of several years, and the estimation of these costs requires significant judgment based upon the acquired knowledge and experience of program managers, engineers, and financial professionals.

Estimated costs are based primarily on anticipated purchase contract terms, historical performance trends, business base and other economic projections. The complexity of certain programs as well as technical risks and the availability of materials and labor resources could affect the Company's ability to estimate future contract costs. Additional factors that could affect recognition of revenue under the percentage-of-completion method include:

- Fixed price contracts;
- Accounting for initial program costs;
- The effect of nonrecurring work;
- Delayed contract start-up;
- Transition of work from the customer or other vendors;
- Claims or unapproved change orders;
- Product warranty issues;
- Delayed completion of certain programs for which inventory has been built up;
- Our ability to estimate or control scrap level; and
- Accrual of contract losses.

Because of the significance of the judgments and estimation processes, it is likely that materially different sales and profit amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect future financial performance. We perform quarterly reviews of our long-term contracts to address and lessen the effects of these risks.

The Company's information technology systems, processes, and sites may suffer interruptions or failures which may affect the Company's ability to conduct its business.

The Company's information technology systems provide critical data connectivity, information and services for internal and external users. These interactions include, but are not limited to, ordering and managing materials from suppliers, inventory management, shipping products to customers, processing transactions, summarizing and reporting results of operations, complying with regulatory, legal or tax requirements, and other processes necessary to manage the business. The Company has put in place business continuity plans for its critical systems. However, if the Company's information technology systems are damaged, or cease to function properly due to any number of causes, such as catastrophic events, power outages or security breaches, and the Company's business continuity plans do not effectively compensate on a timely basis, the Company may suffer interruptions in its operations, which may adversely impact the Company's revenues and operating results.

We may make acquisitions or investments in new businesses, products or technologies that involve additional risks, which could disrupt our business or harm our financial condition or results of operations.

As part of our business strategy, we have made, and expect to continue to make, acquisitions of businesses or investments in companies that offer complementary products, services and technologies. Such acquisitions or investments involve a number of risks, including:

- Assimilating operations and products may be unexpectedly difficult;
- Management's attention may be diverted from other business concerns;
- We may enter markets in which we have limited or no direct experience;
- We may lose key employees, customers or vendors of an acquired business;
- The synergies or cost savings we expected to achieve may not be realized;
- We may not realize the value of the acquired assets relative to the price paid; and
- Despite our diligent efforts, we may not succeed at quality control or other customer issues.

These factors could have a material adverse effect on our business, financial condition and operating results. Consideration paid for any future acquisitions could include our stock or require that we incur additional debt and contingent liabilities. As a result, future acquisitions could cause dilution of existing equity interests and earnings per share. Before we enter into any acquisition, we perform significant due diligence to determine if the potential acquisition fits with our strategic objectives. In addition, we believe we have adequate resources and appropriate integration procedures to transition a newly acquired company efficiently.

Our results of operations could be adversely affected by impairment of our goodwill or other intangible assets.

When we acquire a business, we record goodwill equal to the excess of the amount we pay for the business, including liabilities assumed, over the fair value of the tangible and intangible assets of the business we acquire. Goodwill and other intangible assets that have indefinite useful lives must be tested at least annually for impairment. The specific guidance for testing goodwill and other non-amortized intangible assets for impairment requires management to make certain estimates and assumptions when allocating goodwill to reporting units and determining the fair value of reporting unit net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, investment rates, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Fair value is generally determined using a combination of the discounted cash flow, market multiple and market capitalization valuation approaches. Absent any impairment indicators, we generally perform our impairment tests annually in the fourth quarter, using available forecast information.

If at any time we determine an impairment has occurred, we are required to reflect the reduction in value as an expense within operating income, resulting in a reduction of earnings in the period such impairment is identified and a corresponding reduction in our net asset value.

During 2010, our Aerospace U.K. Composites reporting unit recorded a $6.4 million non-cash non-tax deductible goodwill impairment charge. See Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Note 9, Goodwill and Intangible Assets, Net, in the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K for further discussion of this charge.

We rely on the experience and expertise of our skilled employees, and must continue to attract and retain qualified technical, marketing and managerial personnel in order to succeed.

Our future success will depend largely upon our ability to attract and retain highly skilled technical, operational and financial managers and marketing personnel. There is significant competition for such personnel in the aerospace and industrial distribution industries. We try to ensure that we offer competitive compensation and benefits as well as opportunities for continued development. There can be no assurance that we will continue to be successful in attracting and retaining the personnel we require to develop new and enhanced products and to continue to grow and operate profitably. We continually strive to recruit and train required personnel as well as retain key employees.

We are subject to litigation that could adversely affect our operating results.

Our financial results may be affected by the outcome of legal proceedings and other contingencies that cannot be predicted. In accordance with generally accepted accounting principles, if a liability is deemed probable and reasonably estimable in light of the facts and circumstances known to us at a particular point in time, we will make an estimate of material loss contingencies and establish reserves based on our assessment.

Subsequent developments in legal proceedings may affect our assessment. The accrual of a loss contingency adversely affects our results of operations in the period in which a liability is recognized. This could also have an adverse impact on our cash flows in the period during which damages are paid.

Currently, we have two matters outstanding relating to the FMU-143 program at the Aerospace segment's Orlando facility. While we believe that the U.S. Government's allegations against us in these matters are unfounded and we continue to defend ourselves vigorously, we cannot guarantee that we will have no liability with respect to these matters. For a discussion of these matters, please refer to Note 18, Commitments and Contingencies, in the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Our acceptance of the return of the 11 Australian SH-2G(A) Super Seasprite helicopters, including related inventory and equipment, from the Commonwealth of Australia is subject to a variety of risks and uncertainties.

On February 12, 2009, we completed the transfer of title to the 11 Australian SH-2G(A) Super Seasprite helicopters, including related inventory and equipment, from the Commonwealth of Australia. For more information, please refer to Note 18, Commitments and Contingencies, of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Our acceptance of the return of the aircraft and other inventory is subject to a variety of risks and uncertainties including but not limited to:

- The potential absence of a market for the aircraft and spare parts;
- Risk of the inventory becoming obsolete over time, resulting in the Company recording a lower of cost or market adjustment;
- The additional costs that may be necessary to store, maintain and track the inventory; and
- The obligation to make payments to the Commonwealth of Australia in the future, regardless of aircraft sales.

We believe there is a market for these aircraft, and we are actively marketing them to interested potential customers.

The cost and effort to start up new aerospace programs could negatively impact our operating results and profits.

In recent years, we have been ramping up several new programs, as more fully discussed in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, in this Annual Report on Form 10-K. The time required and cost incurred to ramp up a new program can be significant and includes nonrecurring costs for tooling, first article testing, finalizing drawings and engineering specifications and hiring new employees able to perform the technical work required.

New programs can typically involve greater volume of scrap, higher costs due to inefficiencies, delays in production, and learning curves that are more extended than anticipated, all of which can impact operating results. We have been working with our customers and leveraging our years of experience to effectively ramp up these new programs.

A failure to develop and retain national accounts at our Industrial Distribution segment could adversely impact our financial results.

Over the past several years, more companies have begun to consolidate their purchases of industrial products, resulting in their doing business with only a few major distributors or integrated suppliers, rather than a large number of vendors. Through our national accounts strategy, we have worked to develop the relationships necessary to be one of those major distributors. Competition relative to these types of arrangements is significant.

If we are not awarded additional national accounts in the future, or if existing national account agreements are not renewed, our sales volume could be negatively impacted which may result in lower gross margins and weaker operating results. Additionally, national accounts typically require an increased level of customer service, as well as investments in the form of opening of new branches to meet our customers' needs. The cost and time associated with these activities could be significant and if the relationship is not maintained, we could ultimately not make a return on these investments. One of our key strategies has been to increase our national account presence, and we will continue to focus on this objective.

Our insurance coverage may be inadequate to cover all significant risk exposures.

We are exposed to liabilities that are unique to the products and services we provide. While we believe that we maintain adequate insurance for certain risks, insurance cannot be obtained to protect against all risks and liabilities. It is therefore possible that the amount of our insurance coverage may not cover all claims or liabilities, and we may be forced to bear substantial unanticipated costs.

Business disruptions could seriously affect our future sales and financial condition or increase our costs and expenses.

Our business may be impacted by disruptions including, but not limited to, threats to physical security, information technology attacks or failures, damaging weather or other acts of nature and pandemics or other public health crises. Any of these disruptions could affect our internal operations or services provided to customers, and could impact our sales, increase our expenses or adversely affect our reputation or our stock price.

Our revenue and quarterly results may fluctuate, which could adversely affect our stock price.

We have experienced, and may in the future experience, significant fluctuations in our quarterly operating results that may be caused by many factors. These factors include but are not limited to:

- Difficulties with our technical programs;
- Changes in demand for our products;
- Introduction, enhancement or announcement of products by us or our competitors;
- Market acceptance of our new products;
- The growth rates of certain market segments in which we compete;
- Size, timing and shipment terms of significant orders;
- Budgeting cycles of customers;
- Mix of distribution channels;
- Mix of products and services sold;
- Mix of domestic and international revenues;
- Fluctuations in currency exchange rates;
- Changes in the level of operating expenses;
- Changes in our sales incentive plans;
- Inventory obsolescence;
- Accrual of contract losses;
- Fluctuations in oil and utility costs;
- Completion or announcement of acquisitions by us; and
- General economic conditions in regions in which we conduct business.

Most of our expenses are relatively fixed, including costs of personnel and facilities, and are not easily reduced. Thus, an unexpected reduction in our revenue, or failure to achieve the anticipated rate of growth, could have a material adverse effect on our profitability. If our operating results do not meet the expectations of investors, our stock price may decline.

Changes in global economic and political conditions could adversely affect our domestic and foreign operations and results of operations.

If our customers' buying patterns, including decision-making processes, timing of expected deliveries and timing of new projects, unfavorably change due to economic or political conditions, there could be an adverse effect on our business. Our foreign business presents us with additional risk exposures, including:

- Longer payment cycles;
- Difficulties in accounts receivable collection;
- Changes in regulatory requirements;
- Export restrictions, tariffs and other trade barriers;
- Difficulties in staffing and managing foreign operations;
- Seasonal reductions in business activity during the summer months in Europe and certain other parts of the world;
- Political or economic instability in the markets we serve;
- Potentially adverse tax consequences; and
- Cultural and legal differences in the conduct of business.

Any one or more of these factors could have a material adverse effect on our domestic or international operations, and, consequently, on our business, financial condition and operating results.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking information relating to the company's business and prospects, including the Aerospace and Industrial Distribution businesses, operating cash flow, and other matters that involve a number of uncertainties that may cause actual results to differ materially from expectations. Those uncertainties include, but are not limited to: 1) the successful conclusion of competitions for government programs and thereafter contract negotiations with government authorities, both foreign and domestic; 2) political conditions in countries where the company does or intends to do business; 3) standard government contract provisions permitting renegotiation of terms and termination for the convenience of the government; 4) domestic and foreign economic and competitive conditions in markets served by the company, particularly the defense, commercial aviation and industrial production markets; 5) risks associated with successful implementation and ramp up of significant new programs; 6) potential difficulties associated with variable acceptance test results, given sensitive production materials and extreme test parameters; 7) management's success in increasing the volume of profitable work at the Wichita facility; 8) successful resale of the SH-2G(I) aircraft, equipment and spare parts; 9) receipt and successful execution of production orders for the JPF U.S. government contract, including the exercise of all contract options and receipt of orders from allied militaries, as all have been assumed in connection with goodwill impairment evaluations; 10) satisfactory resolution of the company's litigation relating to the FMU-143 program; 11) continued support of the existing K-MAX® helicopter fleet, including sale of existing K-MAX® spare parts inventory; 12) cost estimates associated with environmental remediation activities at the Bloomfield, Moosup and New Hartford, CT facilities and our U.K. facilities; 13) profitable integration of acquired businesses into the company's operations; 14) changes in supplier sales or vendor incentive policies; 15) the effects of price increases or decreases; 16) the effects of pension regulations, pension plan assumptions and future contributions; 17) future levels of indebtedness and capital expenditures; 18) continued availability of raw materials and other commodities in adequate supplies and the effect of increased costs for such items; 19) the effects of currency exchange rates and foreign competition on future operations; 20) changes in laws and regulations, taxes, interest rates, inflation rates and general business conditions; 21) future repurchases and/or issuances of common stock; and 22) other risks and uncertainties set forth in the company's annual, quarterly and current reports, proxy statements and other filings with the SEC. Any forward-looking information provided in this report should be considered with these factors in mind. The company assumes no obligation to update any forward-looking statements contained in this report.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our facilities are generally suitable for, and adequate to serve, their intended uses. At December 31, 2010, we occupied major facilities at the following principal locations:

Segment	Location	Property Type (1)
Aerospace	Jacksonville, Florida	Leased - Manufacturing & Office
	Chihuahua, Mexico	Leased - Manufacturing & Office
	Wichita, Kansas	Leased - Manufacturing & Office
	Darwen, Lancashire, United Kingdom	Leased - Manufacturing & Office
	Hyde, Greater Manchester, United Kingdom	Leased - Manufacturing & Office
	Orlando, Florida	Leased - Manufacturing & Office
	Tucson, Arizona	Leased - Office
	Everett, Washington	Leased - Office
	Dachsbach, Germany	Owned - Manufacturing & Office
	Middletown, Connecticut	Owned - Manufacturing & Office
	Bloomfield, Connecticut	Owned - Manufacturing, Office & Service Center
Industrial Distribution	Windsor, Connecticut	Leased - Office
	Ontario, California	Leased - Distribution Center & Office
	Albany, New York	Leased - Distribution Center & Office
	Savannah, Georgia	Leased - Distribution Center & Office
	Salt Lake City, Utah	Leased - Distribution Center & Office
	Louisville, Kentucky	Leased - Distribution Center & Office
	Glendale, California	Leased - Distribution Center & Office
	Gurabo, Puerto Rico	Leased - Distribution Center & Office
	Mexico City, Mexico	Leased - Distribution Center & Office
Corporate	Bloomfield, Connecticut	Owned - Office

Square Feet	Total
Industrial Distribution (2)	1,768,507
Aerospace	1,620,083
Corporate (3, 4, 5)	627,280
Total	4,015,870

(1) Owned facilities are unencumbered.
(2) The Industrial Distribution segment also has branches located across the United States, Puerto Rico, Canada and Mexico, generally operating in leased facilities.
(3) We occupy a 40,000 square foot corporate headquarters building in Bloomfield, Connecticut and own another 76,000 square foot mixed use building.
(4) Approximately 500,000 square feet of space included in the corporate square footage is attributable to a facility located in Moosup, Connecticut, that was closed in 2003 and is being held for disposition.
(5) Approximately 8,000 square feet of space included in the corporate square footage is attributable to an information technology data back-up center that is currently under construction.

ITEM 3. LEGAL PROCEEDINGS

From time to time, the company is subject to various claims and suits arising out of the ordinary course of business, including commercial, employment and environmental matters. We do not expect that the resolution of these matters would have a material adverse effect on our consolidated financial position. Although not required to be disclosed in response to this Item, certain legal proceedings that relate to specific segments of our company are discussed in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Note 18, Commitments and Contingencies, of the Notes to Consolidated Financial Statements, included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the fourth quarter of 2010.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET, DIVIDEND AND SHAREHOLDER INFORMATION

Our Common Stock is traded on the NASDAQ Global Market under the symbol "KAMN". As of January 28, 2011, there were 3,861 registered holders of our Common Stock. Holders of the company's Common Stock are eligible to participate in the Mellon Investor Services Program administered by Mellon Bank, N.A. The program offers a variety of services including dividend reinvestment. A booklet describing the program may be obtained by contacting Mellon at (800) 227-0291 or via the web at www.melloninvestor.com.

The following table sets forth the high, low and closing sale prices per share of the Company's Common Stock on the NASDAQ Global Market and the dividends declared for the periods indicated:

	NASDAQ Market Quotations (1)			
	High	**Low**	**Close**	**Dividend Declared**
2010				
First quarter	$ 26.35	$ 22.71	$ 24.92	$ 0.14
Second quarter	28.40	21.65	22.07	0.14
Third quarter	26.95	20.97	25.83	0.14
Fourth quarter	30.00	25.34	29.07	0.14
2009				
First quarter	$ 21.21	$ 9.33	$ 14.64	$ 0.14
Second quarter	18.65	14.25	16.75	0.14
Third quarter	22.63	15.48	20.85	0.14
Fourth quarter	24.86	20.25	23.09	0.14

(1) NASDAQ market quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

ISSUER PURCHASES OF EQUITY SECURITIES

The following table provides information about purchases of Common Stock by the Company during the three months ended December 31, 2010:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Plan (a)	Maximum Number of Shares That May Yet Be Purchased Under the Plan
October 2, 2010 – October 29, 2010	-	$ -	-	1,130,389
October 30, 2010 – November 26, 2010	-	-	-	1,130,389
November 27, 2010 – December 31, 2010	-	-	-	1,130,389
Total	-		-	

(a) In November 2000, our board of directors approved a replenishment of the Company's stock repurchase program providing for repurchase of an aggregate of 1.4 million shares of Common Stock for use in the administration of our stock plans and for general corporate purposes.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of December 31, 2010 concerning Common Stock issuable under the company's equity compensation plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:			
2003 Stock Incentive Plan*	985,079	$ 20.81	1,108,665
Employees Stock Purchase Plan	—	—	709,303
Equity compensation plans not approved by security holders	—	—	—
Total	985,079	$ 20.81	1,817,968

* Includes securities to be issued upon exercise of outstanding options granted under a predecessor plan.

PERFORMANCE GRAPH

Following is a comparison of our total shareholder return for the period 2005 – 2010 compared to the S&P 600 Small Cap Index, the Russell 2000 Small Cap Index, and the NASDAQ Non-Financial Composite Index. The performance graph does not include a published industry or line-of-business index or peer group of similar issuers because during the performance period the company was conducting operations in diverse lines of business and we do not believe a meaningful industry index or peer group can be reasonably identified. Accordingly, as permitted by regulation, the graph includes the S&P 600 Small Cap Index and the Russell 2000 Small Cap Index, both of which are comprised of issuers with generally similar market capitalizations to that of the company, and the NASDAQ Non-Financial index calculated by the exchange on which company shares are traded.


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2010
250.00
200.00
150.00
100.00
50.00
0.00
2005
2006
2007
2008
2009
2010
Kaman Corporation
S&P Small Cap 600 Index
Russell 2000 Index
NASDAQ Non-financial Index

	2005	2006	2007	2008	2009	2010
Kaman Corporation	100.00	116.40	194.61	98.20	129.15	166.21
S&P Small Cap 600	100.00	115.12	114.78	79.11	99.34	125.47
Russell 2000	100.00	118.37	116.52	77.15	98.11	124.46
NASDAQ Non-financial	100.00	109.66	124.39	56.94	85.86	101.80

ITEM 6. SELECTED FINANCIAL DATA

FIVE-YEAR SELECTED FINANCIAL DATA
(in thousands except per share amounts, shareholders and employees)

	2010 [1]	2009	2008 [2]	2007 [3,4]	2006 [4]
OPERATIONS					
Net sales from continuing operations	$ 1,318,513	$ 1,146,231	$ 1,253,595	$ 1,086,031	$ 991,422
Gain (loss) on sale of product lines and other assets	447	(4)	221	2,579	(52)
Operating income from continuing operations	62,817	53,942	65,266	64,728	47,822
Earnings before income taxes from continuing operations	60,372	47,010	59,166	57,527	40,660
Income tax benefit (expense)	(22,048)	(14,361)	(24,059)	(21,036)	(16,017)
Earnings from continuing operations	38,324	32,649	35,107	36,491	24,643
Earnings from discontinued operations, net of taxes	-	-	-	7,890	7,143
Gain on disposal of discontinued operations, net of taxes	-	-	492	11,538	-
Net earnings	$ 38,324	$ 32,649	$ 35,599	$ 55,919	$ 31,786
FINANCIAL POSITION					
Current assets	$ 584,953	$ 482,603	$ 486,516	$ 491,629	$ 513,231
Current liabilities	221,845	154,070	179,177	182,631	199,126
Working capital	363,108	328,533	307,339	308,998	314,105
Property, plant and equipment, net	89,719	81,322	79,476	53,645	49,954
Total assets	895,757	773,067	762,613	634,863	630,413
Long-term debt, excluding current portion	140,443	56,800	87,924	11,194	72,872
Shareholders' equity	362,670	312,900	274,271	394,526	296,561
PER SHARE AMOUNTS					
Basic earnings per share from continuing operations	1.48	1.27	1.38	1.50	1.02
Basic earnings per share from discontinued operations	-	-	-	0.32	0.30
Basic earnings per share from disposal of discontinued operations	-	-	0.02	0.47	-
Basic net earnings per share	$ 1.48	$ 1.27	$ 1.40	$ 2.29	$ 1.32
Diluted earnings per share from continuing operations	1.47	1.27	1.38	1.46	1.01
Diluted earnings per share from discontinued operations	-	-	-	0.31	0.29
Diluted earnings per share from disposal of discontinued operations	-	-	0.02	0.46	-
Diluted net earnings per share	$ 1.47	$ 1.27	$ 1.40	$ 2.23	$ 1.30
Dividends declared	0.56	0.56	0.56	0.53	0.50
Shareholders' equity	13.89	12.14	10.77	15.69	12.28
Market price range – High	30.00	24.86	38.56	39.31	25.69
Market price range – Low	20.97	9.33	16.48	21.38	15.52
AVERAGE SHARES OUTSTANDING					
Basic	25,928	25,648	25,357	24,375	24,036
Diluted	26,104	25,779	25,512	25,261	24,869
GENERAL STATISTICS					
Registered shareholders	3,879	4,064	4,107	4,186	4,468
Employees	4,269	4,032	4,294	3,618	3,906

(See Footnotes on following page)

(Footnotes to Information on Preceding Page)

Included within certain annual results are a variety of unusual or significant items that may affect comparability. The most significant of such items are described below as well as within Management's Discussion and Analysis of Financial Condition and Results of Operations and the Notes to Consolidated Financial Statements.

1. Results for 2010 include a $6.4 million non-cash non-tax deductible charge for the impairment of goodwill related to U.K. Composites, $2.0 million in additional losses related to the finalization of contract price negotiations on the Sikorsky Canadian MH-92 helicopter program, and $6.6 million of income related to the claim for look-back interest we filed with the Internal Revenue Service in connection with the Australian SH-2G(A) Super Seasprite Helicopter program.

2. Results for 2008 include a $7.8 million non-cash non-tax deductible charge for the impairment of goodwill related to Wichita Composites, $2.5 million related to the write-off of tooling costs at Wichita Composites and $1.6 million of expense related to the cancellation of foreign currency hedge contracts originally assumed in connection with the acquisition of U.K. Composites.

3. The company sold Kaman Music Corporation on December 31, 2007, which resulted in a pre-tax gain on disposal of discontinued operations of $18.1 million, and the Aerospace segment's 40mm product line assets, which resulted in a pre-tax gain of $2.6 million.

4. Results for 2007 and 2006 include charges for the Australian SH-2G(A) helicopter program of $6.4 million and $9.7 million, respectively.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to provide readers of our consolidated financial statements with the perspectives of management. MD&A presents in narrative form information regarding our financial condition, results of operations, liquidity and certain other factors that may affect our future results. This will allow the readers of this report to obtain a comprehensive understanding of our businesses, strategies, current trends and future prospects. MD&A should be read in conjunction with the Consolidated Financial Statements and related Notes included in this Form 10-K. Unless otherwise noted, MD&A relates only to results from continuing operations.

OVERVIEW OF BUSINESS

Kaman Corporation is composed of two business segments:

- Industrial Distribution, the third largest power transmission/motion control industrial distributor in North America.
- Aerospace, a manufacturer and subcontractor in the international, commercial and military aerospace and defense markets.

Financial performance

- Net sales from continuing operations increased 15.0% compared to the prior year.
- Net earnings increased 17.4% compared to the prior year.
- Diluted earnings per share, when compared to the prior year, increased 15.7% to $1.47.
- Cash flows provided by operating activities were $37.4 million for 2010, a decrease of $33.1 million when compared to the prior year.
- Our Industrial Distribution segment had record annual sales of $832.0 million.

Acquisitions completed during the year

- On December 10, 2010, we acquired Global Aerosystems, LLC ("Global") of Everett, Washington for $15.3 million.
- On April 30, 2010, we acquired Minarik Corporation ("Minarik") of Glendale, California for $42.5 million, the largest acquisition ever completed by our Industrial Distribution segment.
- On April 5, 2010, we acquired Allied Bearings Supply Company ("Allied") of Tulsa, Oklahoma for $15.2 million.
- On February 26, 2010, we acquired the assets of Fawick de Mexico, S.A. de C. V. ("Fawick") of Mexico City, Mexico for $4.9 million.

Key events

- In December 2010, the U.S. Naval Air Systems Command awarded Lockheed Martin and our Aerospace segment a $45.8 million contract for K-MAX® unmanned aircraft systems for a U.S. Marine Corps evaluation of unmanned cargo resupply in an operational forward deployed environment. The contract includes the delivery of two K-MAX® air vehicles and three remote control ground stations to the U.S. Marine Corps for a Quick Reaction Assessment, scheduled for summer 2011.
- In November 2010, we issued $115.0 million in convertible notes. These notes are due November 17, 2017 and have a coupon rate of 3.25%. Proceeds from these notes were used to pay down $62.2 million on our revolving credit facility, make a $25.0 million voluntary contribution to our qualified pension plan and use $13.2 million for the purchase of call options related to the convertible note offering.
- During the fourth quarter of 2010 we were awarded a contract to manufacture new cabins for Bell Helicopter's AH-1Z attack helicopter. Including potential follow-on options, the program value could exceed $60 million and has an initial period of performance that runs thru 2015.
- During the fourth quarter we were awarded a contract from Bombardier to build composite doors on the Learjet 85, a new mid-sized business jet. This work will be performed at our U.K. Composite Facility.
- During the fourth quarter, we recorded a $6.4 million non-cash non-tax deductible goodwill impairment charge. This charge has been included in the operating results of our Aerospace segment and was related to our U.K. Composites reporting unit.
- During the fourth quarter, we opened a low cost aerospace manufacturing facility in Chihuahua, Mexico.
- During the third quarter we received a payment of $6.6 million related to the claim for look-back interest we filed with the Internal Revenue Service in connection with the Australian SH-2G(A) Super Seasprite Helicopter program. This was recorded as interest income during the quarter.
- During the third quarter we finalized the negotiations with Sikorsky related to the contract price of the Canadian MH-92 program resulting in an increase in the contract value from approximately $6.0 million to approximately $11.0 million. Because this increase was less than anticipated, we recorded an additional contract loss of $2.0 million.
- During the third quarter we were awarded an add-on to Option 7 of the JPF Program for Foreign Military Sales ("FMS") with an additional value of $36.0 million. The total value of Option 7 is now $81.5 million.
- On September 20, 2010, we replaced our $225.0 million revolving credit facility with a four-year $275.0 million revolving credit facility. Also, on September 20, 2010, we amended our existing four-year term loan.
- On September 1, 2010, Steven J. Smidler assumed the role of President of the Industrial Distribution segment, following the retirement of T. Jack Cahill on August 31, 2010.

- In January 2010, the Unmanned K-MAX® helicopter successfully completed its demonstration for the U.S. Marine Corps. The demonstration showed the ability of the Unmanned K-MAX® to deliver cargo to troops in extreme environments and at high altitudes.

Outlook

The performance of our Industrial Distribution segment significantly improved in 2010 compared to 2009 as the industrial economy improved. We made three strategic acquisitions that enabled us to grow scale and add new product lines. With the growth in our base business and the addition of the three acquisitions, the segment achieved a record annual sales level of $832.0 million. Additionally, the segment improved operating margin during 2010 to 3.6% from 2.0% in 2009. This increase is due to increased sales volume across all markets, higher operating margin on sales contributed by our acquired businesses, and the benefits of cost reduction programs undertaken during 2009. This higher operating margin was achieved despite increased pressure on pricing as our customers continue to focus on cost control. We will continue to emphasize cost reduction, margin improvements and market share gains.

Our Aerospace segment had solid performance in 2010, despite the technical issues that we encountered in our JPF program, weaker sales of our bearing products, the charge resulting from the resolution of the contract price negotiations related to the Sikorsky Canadian MH-92 program and the $6.4 million non-cash goodwill impairment charge. We were able to overcome these challenges by delivering approximately 18,000 JPF fuzes in the second half of the year, delivering more than 170 cockpits on our Sikorsky BLACK HAWK Helicopter program and improving margin on our bearing products.

As we look at 2011, we anticipate growth in both of our segments. Our 2011 outlook is as follows:

- Industrial Distribution:
  - Sales growth of 12.0% to 15.0%
  - Operating margin between 4.2% and 4.5%
- Aerospace:
  - Sales growth of 13.0% to 16.0%
  - Operating margin between 15.2% and 15.5%
- Corporate expenses in the range of $10.0 to $10.5 million per quarter
- Interest expense of approximately $12.5 million
- Estimated tax rate of 35.0% in 2011
- Free cash flow in the range of $30.0 to $35.0 million.

RESULTS OF CONTINUING OPERATIONS

Consolidated Results

Net Sales

In thousands		2010		2009		2008
Industrial Distribution	$	831,997	$	645,535	$	776,970
Aerospace		486,516		500,696		476,625
Total	$	1,318,513	$	1,146,231	$	1,253,595
$ change	$	172,282	$	(107,364)	$	167,564
% change		15.0%		-8.6%		15.4%

The increase in net sales for 2010 as compared to 2009 was attributable to an increase in organic sales at our Industrial Distribution segment, the contribution of sales from our 2010 acquisitions and the favorable impact of foreign currency exchange rates of $2.0 million, partially offset by a decrease in sales at our Aerospace segment. See Segment Results of Operations and Financial Condition below for further discussion of segment net sales.

The decrease in net sales for 2009 as compared to 2008 was attributable to a decline in organic sales at our Industrial Distribution segment. This decrease was partially offset by organic sales growth in our Aerospace segment and the full year effect of sales from the acquisition of Industrial Supply Corp ("ISC") in March 2008, the acquisition of U.K. Composites in June 2008, and the acquisition of Industrial Rubber & Mechanics Incorporated ("INRUMEC") in October 2008. Foreign currency exchange rates had an unfavorable impact of $12.3 million on sales for 2009.

Gross Profit

In thousands	2010	2009	2008
Gross profit	$ 357,807	$ 305,938	$ 332,137
$ change	51,869	(26,199)	31,192
% change	17.0%	-7.9%	10.4%
% of net sales	27.1%	26.7%	26.5%

Gross profit increased for 2010 as compared to 2009 due to an increase in gross profit at both our segments. The increase in Industrial Distribution gross profit was primarily a result of higher sales volume and the addition of gross profit from the acquisitions completed during the year. The increase in gross profit at our Aerospace segment was primarily due to an increase in gross profit for our JPF program resulting from the improved pricing related to deliveries under Option 6, an increase in gross profit on the Sikorsky BLACK HAWK Helicopter program resulting from an increase in deliveries compared to the prior year and an increase in gross profit on our blade erosion coating programs. These increases were partially offset by a decrease in sales volume related to our bearing product lines, $3.3 million in contract losses on the Sikorsky Canadian MH-92 program, $1.5 million in losses on our Bell Helicopter program due to inefficiencies and scrap on our initial production units, reduced gross profit on the C-17 program due to a reduction in volume requirements, a reduction in sales resulting from lower volume on our helicopter after market programs, including Egypt SH-2G(E), and $2.8 million in losses resulting from a reduction in quantities required by our customer for one of our fuze programs.

Gross profit decreased in 2009 as compared to 2008 primarily due to a decrease in gross profit at our Industrial Distribution segment, partially offset by an increase at our Aerospace segment and the full year effect on gross profit from the acquisitions of ISC, U.K. Composites and INRUMEC. The decrease in gross profit at Industrial Distribution was a result of lower sales volume, while the increase at Aerospace was driven by increased shipments on the Sikorsky BLACK HAWK helicopter cockpit and JPF programs and increased sales of bearing products for the military markets. These increases were slightly offset by the absence of gross profit previously generated from Australian helicopter support program and decreased sales volume related to our bearing product lines for the commercial and regional / business jet markets.

Selling, General & Administrative Expenses (S,G&A)

In thousands	2010	2009	2008
S,G&A	$ 289,066	$ 251,992	$ 259,282
$ change	37,074	(7,290)	20,486
% change	14.7%	-2.8%	8.6%
% of net sales	21.9%	22.0%	20.7%

S,G&A increased for 2010 as compared to 2009 due to an increase in our Corporate expenses and an increase in expense at both our segments. The increase in our Corporate expenses was primarily due to $1.5 million in acquisition related costs. The higher expense at our Industrial Distribution segment is attributable to the acquisitions as well as the absence of certain one-time benefits related to employee furloughs taken in the prior year and an increase in variable costs such as sales commissions and other employee related costs resulting from the higher sales volume. The increase in expense at our Aerospace segment is due to an increase in legal fees associated with the FMU-143 program litigation matters.

The decrease in S,G&A for 2009 as compared to 2008 is primarily due to tighter cost control leading to expense reductions at both our segments and our Corporate office and a reduction in expense for our Supplemental Employees' Retirement Plan ("SERP"). The expense reductions included furloughs and a reduction in other employee benefit expenses. These decreases were partially offset by the acquisitions of ISC, U.K. Composites and INRUMEC during 2008 and an increase of $8.8 million in pension expense. Furloughs were taken by our Corporate Officers and employees at our Industrial Distribution segment and select operations of our Aerospace segment.

Goodwill Impairment

In thousands	2010	2009	2008
Goodwill impairment	$ 6,371	$ -	$ 7,810

During the first quarter of 2010, we were informally notified by a customer of its intent to terminate a contract that had been obtained in our acquisition of U.K. Composites. We recognized $0.6 million in sales related to the contract in question during the year ended December 31, 2008. No sales were recognized during the years ended December 31, 2010 or 2009. Throughout 2010, management worked with this customer to find an acceptable resolution and maintain the work there under. During the fourth quarter we received a contract termination notice and, as a result, removed all future revenue and related profit associated with this contract from the reporting unit's projections when preparing its annual test for impairment. We do not believe the termination of the contract will have a significant impact on our liquidity. This contract loss, in addition to a reduction in revenue for other programs, reduced the revenue and earnings growth forecast to levels below those anticipated at the reporting unit's acquisition in 2008, creating a situation in which Step 1 of the impairment analysis resulted in a fair value for the reporting unit below its carrying value. Prior to proceeding to Step 2 of the impairment analysis, management assessed the tangible and intangible assets subject to amortization to determine if they were impaired. Based on this analysis these assets were determined not to be impaired. Upon completion of the Step 2 impairment analysis, we recorded a non-cash non-tax deductible goodwill impairment charge of $6.4 million (representing 17% of the total goodwill balance for the reporting unit) to reduce the carrying value of goodwill to its implied fair value. This charge has been included in the operating results of our Aerospace segment. See Note 5, Fair Value Measurements, and Note 9 Goodwill and Intangible Assets, Net, in the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies, for further discussion.

During the second quarter of 2008, the Aerospace Wichita facility lost two of its major contracts and experienced continuing production and quality issues. As a result, we performed an interim test of goodwill for impairment and recorded a non-tax-deductible goodwill impairment charge of $7.8 million. This represented the entire goodwill balance for the reporting unit.

Operating Income

In thousands	2010	2009	2008
Operating income	$ 62,817	$ 53,942	$ 65,266
$ change	8,875	(11,324)	538
% change	16.5%	-17.4%	0.8%
% of net sales	4.8%	4.7%	5.2%

The increase in operating income for 2010 as compared to 2009 was primarily driven by a significant increase in operating income at our Industrial Distribution segment, offset slightly by a decrease in operating income at our Aerospace segment, which includes the $6.4 million non-cash non-tax deductible goodwill charge. See Segment Results of Operations and Financial Condition below for further discussion of segment operating income.

The decrease in operating income in 2009 compared to 2008 was primarily driven by a decrease in operating income at our Industrial Distribution segment and an increase in pension expense offset in part by the absence of the $7.8 million non-tax deductible goodwill impairment charge taken in 2008, a slight increase in Aerospace segment organic operating income and the addition of operating income associated with the acquisition of U.K. Composites.

Interest Expense, Net

In thousands	2010	2009	2008
Interest expense, net	$ 3,487	$ 5,700	$ 4,110

Net interest expense generally consists of interest charged on borrowings and the amortization of capitalized debt issuance costs, offset by interest income. The decrease in interest expense, net is primarily due to the receipt of $6.6 million of look-back interest during the period, partially offset by an increase in interest expense. The increase in interest expense is due to higher interest rates on amounts outstanding under our revolving credit agreement, increased amortization of capitalized fees and progressively higher borrowings under the revolving credit agreement as we funded the acquisitions completed in 2010.

The increase in net interest expense for 2009 compared to 2008 was primarily due to higher total average bank borrowings and lower interest income, partially offset by lower interest rates in 2009. The higher average bank borrowings for 2009 was the result of progressively higher borrowings under the revolving credit agreement and term loan agreement as we funded the three acquisitions completed in 2008.

Effective Income Tax Rate

	2010	2009	2008
Effective income tax rate	36.5%	30.6%	40.7%

The effective income tax rate represents the combined federal, state and foreign tax effects attributable to pretax earnings for the year. The increase in the effective tax rate for 2010 compared to 2009 is due to the non-cash non-tax deductible goodwill impairment charge of $6.4 million recorded by the Aerospace segment, a non-recurring tax benefit for foreign exchange losses incurred in the prior year period as part of an international recapitalization, and from a discrete benefit in the prior year due to certain foreign tax incentives.

The decrease in the effective tax rate for 2009 compared to 2008 is primarily due to a one-time tax benefit for foreign exchange losses incurred as part of an international recapitalization, and from a discrete benefit due to certain foreign tax incentives, as well as the impact of the $7.8 million non-tax deductible non-cash goodwill impairment charge taken during the second quarter of 2008.

Other Matters

Information regarding our various environmental remediation activities and the December 2008 workplace accident that occurred at one of our U.K. Composites facilities and associated accruals as well as other pending matters can be found in Note 18, Commitments and Contingencies, in the Notes to Consolidated Financial Statements.

SEGMENT RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Industrial Distribution Segment

Our Strategy

The primary strategies for the Industrial Distribution segment are to:

1. Expand our geographic footprint in major industrial markets to enhance our position in the competition for regional and national accounts.

In order to increase our geographic footprint, we continue to explore potential acquisition candidates that are consistent with our strategic objectives. By so doing, we intend to more clearly establish our business as one that can provide comprehensive services to our customers who are continually looking to streamline their procurement operations and consolidate supplier relationships.

2. Gain additional business from existing customers through expanded product and service offerings.

In recent years, we have worked to increase market share in several less cyclical markets including the food and beverage, coal mining and energy industries. We are also expanding our presence in the power generation and utilities markets, two other less cyclical industries. We have been successful in this endeavor, as evidenced by our national account wins, and we continue to target these industries. The acquisitions completed in 2010 have allowed us to expand our geographical footprint, provide better levels of support for motion control products and more effectively balance our business between the Original Equipment Manufacturer ("OEM") and the Maintenance, Repair and Operations ("MRO") markets.

Results of Operations

In thousands	2010	2009	2008
Net sales	$ 831,997	$ 645,535	$ 776,970
$ change	186,462	(131,435)	76,796
% change	28.9%	-16.9%	11.0%
Operating income	$ 30,252	$ 12,612	$ 35,397
$ change	17,640	(22,785)	2,359
% change	139.9%	-64.4%	7.1%
% of net sales	3.6%	2.0%	4.6%

Net Sales

Net sales for 2010 increased as compared to 2009 due to a 14.4% increase in organic sales, when measured on a same day sales basis, with the acquisitions contributing $96.2 million in sales for 2010. The decrease in net sales for 2009 as compared to 2008 is due to a decline of 19.2% in organic sales when measured on a same day sales basis. The decrease was partially offset by the addition of sales resulting from the acquisitions of ISC and INRUMEC.

Organic Sales Per Day

The following represents organic sales per day for the indicated period (in thousands):

	For the three months ended				
	December 31, 2010	October 1, 2010	July 2, 2010	April 2, 2010	December 31, 2009
Net sales	$ 218,687	$ 223,127	$ 210,924	$ 179,259	$ 149,754
Acquisition related sales	34,253	35,254	26,729	-	-
Organic sales	$ 184,434	$ 187,873	$ 184,195	$ 179,259	$ 149,754
Sales days	60	63	64	65	60
Organic sales per sales day (a)	$ 3,074	$ 2,982	$ 2,878	$ 2,758	$ 2,496
% change – sequential	3.1%	3.6%	4.4%	10.5%	-2.0%

(a) Organic sales per sales day is a metric management uses to evaluate performance trends at its Industrial Distribution segment and is calculated by taking total organic sales for the quarter divided by the number of sales days during the quarter. See Management's Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Financial Measures.

Organic sales per day grew sequentially over the past four quarters. The growth in organic sales is due to increases in sales volume to both OEM and MRO customers and the impact of favorable foreign currency exchange rates for 2010 of $3.2 million. There were significant increases across all industries, particularly in mining, fabricated metal products and durable goods.

The following represents organic sales per day for the indicated period (in thousands):

	For the three months ended				
	December 31, 2009	October 2, 2009	July 3, 2009	April 3, 2009	December 31, 2008
Net sales	$ 149,754	$ 162,921	$ 155,954	$ 176,906	$ 187,197
Acquisition related sales	-	-	-	-	-
Organic sales	$ 149,754	$ 162,921	$ 155,954	$ 176,906	$ 187,197
Sales days	60	64	63	66	64
Organic sales per sales day (a)	$ 2,496	$ 2,546	$ 2,475	$ 2,680	$ 2,925
% change – sequential	-2.0%	2.9%	-7.6%	-8.4%	-9.8%

The decrease in organic sales was due to a significant decrease in sales to OEMs and reduced capital spending by MRO customers and changes in foreign currency exchange rates which had an unfavorable impact of $4.9 million on sales. By industry there were significant declines in sales in the non-metallic mineral products, metal mining, machinery and fabricated metals industries which were partially offset by slight sales increases in the food and beverage and paper industries.

Operating Income

Operating income increased in 2010 compared to 2009 primarily due to the increase in sales volume and the resulting impact on our ability to leverage operating costs, higher rebate income, the addition of $5.4 million in operating income from the three acquisitions completed in 2010 and the benefit of a $1.8 million decrease in group health insurance expense. The increases were partially offset by an increase in variable costs such as sales commissions and other employee related costs resulting from the higher sales volume and the absence of the benefit of the one-time cost savings of $1.3 million resulting from the business-wide furlough in the second quarter of 2009.

Operating income decreased for 2009 as compared to 2008 primarily due to the decrease in organic sales volume and the resulting impact on our ability to leverage operating costs. Additionally, operating income was impacted by increases in pension plan expense, employee separation costs and insurance costs. These factors were partially offset by improved gross margin rates and steps taken by management to reduce operating costs. These steps included a business wide furlough and the consolidation of branches and the closure of underperforming branches, which resulted in a reduction in headcount. Additionally, we closed the U.S. pension plan to new employees of the Industrial Distribution segment, effective June 1, 2009. The savings that resulted from the business wide furlough were nonrecurring and although the other actions led to increased costs in the near-term, management believes that the long-term reduction in operating costs allowed the Industrial Distribution segment to manage through the economic downturn and emerge as an even more profitable business.

Aerospace Segment

Our Strategy

Our strategy for the Aerospace segment is to expand our global market position in military and commercial markets, while maintaining leadership in product technical performance and application engineering support, and continuing to concentrate on lean manufacturing techniques and lead time reduction.

Results of Operations

The following table presents selected financial data for our Aerospace segment:

In thousands	2010	2009	2008
Net sales	$ 486,516	$ 500,696	$ 476,625
$ change	(14,180)	24,071	90,768
% change	-2.8%	5.1%	23.5%
Operating income	$ 67,151	$ 74,996	$ 61,608
$ change	(7,845)	13,388	(6,175)
% change	-10.5%	21.7%	-9.1%
% of net sales	13.8%	15.0%	12.9%
Backlog on contract	$ 532,630	$ 430,885	$ 550,736

Net Sales

Net sales decreased for 2010 as compared to 2009 due to:

- a decrease in sales volume on bearings products;
- lower volume on our helicopter after market programs, including the Egypt SH-2G(E) upgrade program, our K-MAX® program and sales of SH-2G spare parts to New Zealand;
- a reduction in C-17 ship set deliveries due to a reduction in volume requirements and production interruptions at our customer's facility; and
- unfavorable foreign currency exchange rate changes which impacted sales by $1.3 million.

These decreases were partially offset by:

- higher priced sales on our JPF program to the United States Government ("USG"), resulting from the completion of Option 5 and the transition to Option 6, which has a higher per fuze price;
- commercial sales to foreign militaries of the JPF fuze;
- increased sales volume on our blade erosion coating programs;
- initial deliveries on our Bell Helicopter program; and
- increased sales volume on our Sikorsky BLACK HAWK helicopter cockpit program.

Net sales increased for 2009 as compared to 2008 due to:

- the incremental contribution of $21.4 million in sales from the acquisition of U.K. Composites;
- increased shipments to the USG and Foreign Military Sales ("FMS") on the JPF program;
- increased shipments on the Sikorsky BLACK HAWK helicopter cockpit program;
- an increase in volume on our helicopter after market programs, including additional upgrade work on the Egypt SH-2G(E) helicopter fleet, SH-2G spare part sales to New Zealand; and
- increased sales of our bearing products for military platforms.

These increases were partially offset by:

- the absence of sales related to the Australian helicopter program support center;
- a decline in sales of our bearings products for business jet platforms; and
- unfavorable changes in foreign currency exchange rates which impacted sales by $7.4 million, primarily as a result of the strengthening of the U.S. Dollar against the Pound Sterling which unfavorably impacted the current year sales of U.K. Composites.

Operating Income

Operating income decreased for 2010 as compared to 2009 due to:

- the $6.4 million non-cash non-tax deductible goodwill charge taken at our U.K. Composites reporting unit;
- losses resulting from a decrease in the number of required units and program delays on one of our fuze programs;
- reduced gross profit generated by our bearings products resulting from the lower sales volume noted above;
- a reduction in gross profit due to a reduction in C-17 ship set volume requirements;
- losses recorded on our Bell Helicopter program due to inefficiencies on our initial production units;
- additional losses recorded on the Sikorsky Canadian MH-92 helicopter program, as discussed below; and
- increased selling, general and administrative expenses related to legal fees associated with the FMU-143 program.

These decreases were partially offset by the increased volume on our Sikorsky BLACK HAWK Helicopter cockpit program, increased gross profit on our JPF program due to more favorable pricing on Option 6 deliveries, gross profit associated with the higher sales volume of the JPF fuze to commercial customers and an increase in gross profit on our blade erosion coating programs.

Operating income increased for 2009 when compared to 2008 due to:

- the absence of the $7.8 million non-cash, non-tax-deductible, goodwill impairment charge taken in 2008;
- increased shipments of higher margin JPF fuzes;
- the addition of operating income from the acquisition of U.K. Composites;
- increased sales on the Egypt helicopter upgrade program;
- increased sales of spares to New Zealand to support their helicopter fleet;
- higher production levels of the Sikorsky BLACK HAWK helicopter cockpit program; and
- increased sales of bearing products for military platforms.

These increases were partially offset by reduced gross profit generated by our bearing products for commercial platforms resulting from the lower sales volume as noted above. In 2009, the Aerospace segment took measures designed to reduce costs and improve operating performance, such as furloughs at certain operations. These measures helped improve operating income for the segment; however, the effect of the furloughs in 2009 was nonrecurring in nature.

Backlog

The increase in backlog in 2010 compared to 2009 is the result of an increase in orders for our bearing products, new USG orders and commercial sales to foreign militaries under our JPF program, as well as the Bell Helicopter and A-10 programs, which were awarded in 2009, but for which orders were received during 2010. The decrease in backlog in 2009 compared to 2008 is the result of the changes in the buying patterns of our customers during 2009 and the impact of certain new programs, A-10 and Bell Helicopters, which were not fully included in backlog at December 31, 2009 due to the timing of order receipt.

Major Programs/Product Lines

Military Markets

A-10

In 2008, the segment signed a five-year requirements contract with Boeing for the production of wing control surfaces (inboard and outboard flaps, slats and deceleron assemblies) for the U.S. Air Force's A-10 fleet. Initial deliveries under this program began in the third quarter of 2010. Full rate production is expected to begin in 2011 with an average of approximately 47 ship sets per year through 2015. During the first quarter of 2010, we received additional work which increased this multiyear program's potential value to over $110 million; however, annual quantities will vary, as they are dependent upon the orders Boeing receives from the U.S. Air Force ("USAF").

Bearings

Our bearings products are included on military platforms manufactured in North America and Europe. These products are used as original equipment and/or specified as replacement parts by the manufacturers. The most significant portion of our military sales is derived from U.S. military platforms, such as the AH-64, C-17 and F/A-18 aircraft, and sales in Europe for the Typhoon program. These products are primarily proprietary self-lubricating, ball and roller bearings for aircraft flight controls, turbine engines, and landing gear and driveline couplings for helicopters.

BLACK HAWK

The Sikorsky BLACK HAWK helicopter cockpit program involves the manufacture of cockpits including the installation of all wiring harnesses, hydraulic assemblies, control pedals and sticks, seat tracks, pneumatic lines, and the composite structure that holds the windscreen for most models of the BLACK HAWK helicopter. Orders placed to date for the program total 800 cockpits. The total potential value of this program is at least $350 million, with deliveries on current orders continuing through 2011. Through December 31, 2010, a total of 615 cockpits have been delivered under this contract. During 2010 we experienced production levels higher than those experienced in 2009, with deliveries of 177 cockpits in 2010 compared to 155 in 2009. We expect to deliver 150 to 155 cockpits in 2011.

The segment also performs additional subcontract work involving fuselage joining and installation tasks, blade erosion coating and the production of certain mechanical subassemblies for this helicopter program. During the second quarter of 2010, we delivered the 1,000th BLACK HAWK blade on the blade erosion coating program.

C-17

The segment continues production of structural wing subassemblies for the Boeing C-17. We received additional orders under this program that will extend our work beyond 2011. During 2010 we delivered 14 ship sets. We currently have orders for 20 ship sets to be delivered in 2011 and beyond.

Egypt SH-2G(E)

The segment continues work under a program for depot level maintenance and upgrades for nine Kaman SH-2G(E) helicopters originally delivered to the Egyptian government during the 1990s. This program has a total contract value of approximately $53.9 million, of which $18.6 million has been funded through December 31, 2010.

FMU-152 – Joint Programmable Fuze ("JPF")

We manufacture the JPF, an electro-mechanical bomb safing and arming device, which allows the settings of a weapon to be programmed in flight. During 2009 we entered into a contract modification with the USG for the award of Options 6, 7 and 8 under our multi-option JPF contract. The modification provides increased unit prices and quantities for these three option buys upon exercise and updates the original contract negotiated in 1997. The total value of the Option 6 award is approximately $59 million. During 2010 we were awarded Option 7 of the JPF program, which includes USG and Foreign Military Sales and has a total value of $81.5 million.

The total value of JPF contracts awarded by the USG from inception of the program through December 31, 2010 is $337.5 million. This value primarily consists of Options 1 through 7 under the original contract and various contract modifications. We expect to continue production under the currently awarded options through 2012.

During the first half of 2010, we experienced supplied component issues on the JPF program that caused us to halt production. In cooperation with our supplier and customer, we analyzed, tested and verified the root cause of the acceptance testing failures, which were traced to the performance of a supplied component, and developed a plan for introduction of key product improvements. Upon resolution of these issues, we were able to deliver more than 18,000 fuzes during the second half of 2010. During this period we completed Option 5 shipments and transitioned to Option 6 of the program, which has a higher per fuze price. Additionally, these deliveries included commercial sales to foreign militaries. These sales are part of a larger order, with an approximate value of $44.1 million. During 2010 these commercial sales totaled $18.0 million. We anticipate completing this order in the first quarter of 2011.

MH-92

The Sikorsky Canadian MH-92 helicopter program includes the manufacture and assembly of composite tail rotor pylons. This program has undergone numerous customer directed design changes that caused costs on this program to exceed the originally proposed price for the contract. During the third quarter of 2010, we finalized the contract price negotiations for this program increasing the contract value from approximately $6.0 million to approximately $11.0 million. Although we received additional consideration for this contract, we were not able to recover all the estimated costs at completion and because this increase was less than anticipated, we recorded a $2.0 million contract loss during the third quarter of 2010. To date, we have recorded $6.8 million in contract losses, and of this amount, $3.3 million was recorded in 2010.

U.S. Army

In December 2009, we signed a $7.2 million contract with the U.S. Army to perform blade erosion coating on up to 500 helicopter blades. Initial deliveries began in the first quarter of 2010 and through December 31, 2010 we have delivered 408 blades under this contract. Under all blade erosion coating contracts with the U.S. Army, we have delivered 624 blades through December 31, 2010.

Commercial Markets

777 / 767

In late 2007, we signed a seven-year follow-on contract with Boeing for the production of fixed wing trailing edge assemblies for the Boeing 777 and 767 aircraft. During 2010, on average we delivered 6 ship sets per month on the Boeing 777 platform and 1 ship set per month on the Boeing 767. For 2011, we currently estimate deliveries on these programs to be consistent with 2010. This multiyear contract has a potential value in excess of $100 million; however, annual quantities will vary, as they are dependent upon the orders Boeing receives from its customers.

Airbus

Our U.K. Composites operations provide composite components for many Airbus platforms. The most significant of these are the A320, A330 and A340. Orders for these components are dependent on the customer's build rate.

Bearings

Our bearings products are included on commercial airliners and regional / business jets manufactured in North and South America, Europe and Asia and are used as original equipment and/or specified as replacement parts by airlines and aircraft manufacturers. These products are primarily proprietary self-lubricating, ball and roller bearings for aircraft flight controls, turbine engines, and landing gear, and driveline couplings for helicopters. The most significant portion of our commercial sales is derived from Boeing and Airbus platforms, such as the Boeing 737, 747, 777 and 787 and the Airbus A320, A330, A350 and A380.

Bell Helicopter

In September 2009, we were awarded a five-year contract with a potential value of $53 million to build composite helicopter blade skins and skin core assemblies for Bell Helicopter. Under the terms of the contract, we will provide 18 different assemblies for H1, 406, 407, 412, 427, 429, 430 and BA609 aircraft. All work is being performed at our full-service aerospace innovation and manufacturing support center in Bloomfield, Connecticut. First article deliveries to Bell's Hurst, Texas facility began in late 2009, with full production starting in the first quarter of 2010. Through December 31, 2010, the total sales value for our deliveries totaled $6.2 million. Annual quantities for this program will vary, as they are dependent upon the orders Bell receives from its customers.

Other Matters

SH-2G(I)

We continue to dedicate marketing efforts to identify suitable customers for the 11 SH-2G(I) aircraft, spare parts and equipment. Numerous foreign governments have expressed various levels of interest in the aircraft and we have received small orders for the spare parts and related equipment.

For a discussion of other matters related to our Aerospace segment see Note 18, Commitments and Contingencies, in the Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Discussion and Analysis of Cash Flows

We assess liquidity in terms of our ability to generate cash to fund working capital and investing and financing activities. Significant factors affecting liquidity include: cash flows generated from or used by operating activities, capital expenditures, investments in our business segments and their programs, acquisitions, divestitures, dividends, adequacy of available bank lines of credit, and factors that might otherwise affect the company's business and operations generally, as described under the heading "Risk Factors" and "Forward-Looking Statements" in Item 1A of Part I of this Form 10-K.

We continue to rely upon bank financing as an important source of liquidity for our business activities including acquisitions. We believe this, when combined with cash generated from operating activities, will be sufficient to support our anticipated cash requirements for the foreseeable future. However, we may decide to raise additional debt or equity capital to support other business activities including potential future acquisitions. We anticipate our capital expenditures will be approximately $30.0 to $35.0 million in 2011, primarily related to machinery and equipment and information technology infrastructure, including completion of an information technology back-up data center. We anticipate a variety of items will have an impact on our liquidity during the next 12 months, aside from our working capital requirements. These may include one or more of the matters described in Note 18, Commitments and Contingencies, in the Notes to Consolidated Financial Statements, including the FMU-143 litigation and continued legal costs associated with this matter, the revenue sharing arrangement with the Commonwealth of Australia, the cost of existing environmental remediation matters, required pension and Supplemental Employees' Retirement Plan ("SERP") contributions or the extension of payment terms by our customers. However, we do not believe any of these matters will lead to a shortage of capital resources or liquidity that would prevent us from continuing with our business operations as expected.

We regularly monitor credit market conditions to identify potential issues that may adversely affect, or provide opportunities for, the securing and/or pricing of additional financing, if any, that may be necessary to continue with our growth strategy and finance working capital requirements. This is evidenced by the replacement of our Revolving Credit Agreement and amendment of our Term Loan Agreement during the third quarter and the issuance of our $115.0 million convertible notes in November 2010.

On February 23, 2010, our Board of Directors approved an amendment to the pension plan that, among other things, closed the pension plan to all new hires on or after March 1, 2010 and changed the benefit calculation for existing employees related to pay and years of service. Specifically, changes in pay will be taken into account for benefit calculation purposes until the end of calendar year 2010, the benefit formula will be improved to use the highest five years out of the last ten years of service up to December 31, 2010, whether consecutive or not, and years of service will continue to be added for purposes of the benefit calculations through December 31, 2015, with no further accumulation for service thereafter except for vesting purposes.

The changes to the pension plan resulted in a net curtailment loss of approximately $0.2 million. In addition, our projected benefit obligation was reduced, and the pension plan's funded status improved by $40.7 million on March 1, 2010. Management regularly monitors plan asset performance and the assumptions used in the determination of our benefit obligation, comparing them to actual performance. We continue to believe the assumptions selected are valid due to the long-term nature of our benefit obligation.

On February 23, 2010, our Board of Directors also authorized certain enhancements to our defined contribution plan including, among other things, an increase in employer matching contributions made to the plan based on each participant's pre-tax contributions. The enhancements became effective January 1, 2011.

Pursuant to the terms of our revenue sharing agreement with the Commonwealth of Australia, we will share all proceeds from the resale of the SH-2G(I) aircraft, spare parts, and equipment with the Commonwealth on a predetermined basis. Total payments of at least $39.5 million (AUD) must be made to the Commonwealth regardless of sales, of which at least $26.7 million (AUD) must be paid by March 2011. Additional payments of $6.4 million (AUD) each must be paid in March of 2012 and 2013 to the extent that cumulative payments have not yet reached $33.1 million (AUD) or $39.5 million (AUD) as of such dates, respectively. Through December 31, 2010, we have made required payments of $2.8 million (AUD). As of that date, the U.S. dollar value of the remaining $36.7 million (AUD) required payment was $37.5 million, of which $24.4 million is due in March 2011. In late 2008, we entered into foreign currency exchange contracts that limit the foreign currency risks associated with these required payments. These contracts will enable us to purchase $36.5 million (AUD) for $23.7 million.

A summary of our consolidated cash flows from continuing operations is as follows:

	2010	2009	2008	10 vs. 09	09 vs. 08
			(in thousands)		
Total cash provided by (used in):					
Operating activities	$37,356	$70,454	$(13,705)	$(33,098)	$ 84,159
Investing activites	(86,930)	(16,267)	(125,776)	(70,663)	109,509
Financing activities	65,309	(45,153)	75,055	110,462	(120,208)
Free Cash Flow (a)					
Net cash provided by (used in) operating activities	$37,356	$70,454	$(13,705)	$(33,098)	$ 84,159
Expenditures for property, plant and equipment	(21,507)	(13,567)	(16,000)	(7,940)	2,433
Free cash flow	$15,849	$56,887	$(29,705)	$(41,038)	$ 86,592

(a) Free Cash Flow, a non-GAAP financial measure, is defined as net cash provided by operating activities less expenditures for property plant and equipment, both of which are presented on our consolidated statements of cash flows. See Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.

Net cash provided by operating activities decreased $33.1 million in 2010 compared to 2009, primarily due to the following:

- increased purchases of inventory driven by the increased sales volume at our Industrial Distribution segment;
- increases in our accounts receivable balances;
- increased contributions to the qualified pension plan; and
- increased tax payments for our Industrial Distribution segment.

Partially offsetting these was the receipt of $6.6 million of look-back interest, pre-tax, in the third quarter of 2010.

Net cash used in investing activities increased $70.7 million in 2010 compared to 2009, primarily due to cash used for the purchases of Fawick, Allied, Minarik and Global and an increase in capital expenditures to support our information technology infrastructure.

Net cash provided by financing activities increased $110.5 million in 2010 compared to 2009 primarily due to the issuance of the $115.0 million convertible notes in November 2010, offset by the purchase of call options on the convertible notes of $13.2 million. The proceeds from the convertible debt offering were used to purchase the call options, pay down $62.2 million of borrowing under the Revolving Credit Agreement and make a $25.0 million voluntary contribution to our qualified pension plan.

Net cash provided by operating activities increased $84.2 million in 2009 compared to 2008, primarily due to the following:

- Lower working capital requirements due to lower sales at our Industrial Distribution segment.
- Improvements in our inventory procurement and management processes.
- Continued focus on collections of outstanding receivable balances.
- Decreased payments of taxes, due to the absence of payments made in 2008 related to the sale of our Music segment in the fourth quarter of 2007.
- Decreased cash outflows associated with incentive compensation in 2009 compared to 2008.
- Lower SERP payments for retiring executives.

Net cash used in investing activities decreased $109.5 million for 2009 compared to 2008. The decrease was primarily attributable to cash used for acquisitions in 2008.

Net cash provided by financing activities decreased $120.2 million for 2009 compared to 2008. In 2009, we had a net repayment under the Revolving Credit Agreement and Term Loan Agreement of $30.8 million, compared to net proceeds from borrowings under the Revolving Credit Agreement and Term Loan of $81.6 million received in 2008. The proceeds received in 2008 were used to fund our acquisitions.

Financing Arrangements

In November 2010, we issued convertible unsecured notes due on November 15, 2017 in the aggregate principal amount of $115.0 million in a private placement offering. These notes bear 3.25% interest per annum on the principal amount, payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2011. Proceeds from the offering were $111.0 million, net of fees and expenses, which were capitalized. The proceeds were used to repay $62.2 million of borrowings outstanding under our revolving credit agreement, make a $25.0 million contribution to our qualified pension plan and pay $13.2 million for the purchase of call options related to the convertible note offering. See below for a discussion of the call options.

The notes will mature on November 15, 2017, unless earlier redeemed, purchased by us or converted, and are convertible into cash and, at our election, shares of our common stock based on an initial conversion rate, subject to adjustment, of 29.4499 shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $33.96 per share), in certain circumstances. The conversion rate will be subject to adjustment in certain circumstances, but will not be adjusted for accrued and unpaid interest. Upon conversion, we will pay cash up to the aggregate principal amount of the notes and pay or deliver cash, shares of our common stock or a combination of cash and shares of our common stock, at our election, with respect to any remaining amounts due. Prior to May 15, 2017, the notes are convertible only in the following circumstances: (1) during any fiscal quarter commencing after April 1, 2011 and only during any such fiscal quarter, if the last reported sale price of our common stock was greater than or equal to 130% of the applicable conversion price ($44.15) for at least 20 trading days (whether or not consecutive) in the period of the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter, (2) upon the occurrence of specified corporate transactions, or (3) during the five consecutive business-day period following any five consecutive trading-day period in which, for each day of that period, the trading price for the notes was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on such trading day. On and after May 15, 2017, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon a change in control or termination of trading, holders of the notes may require us to repurchase all or a portion of their notes for cash at a repurchase price equal to 100% of the principal amount, plus any accrued and unpaid interest.

In connection with the offering, we entered into convertible note hedge transactions with affiliates of the initial purchasers of the notes. These transactions are intended to reduce the potential dilution to our stockholders upon any future conversion of the notes. The call options, which cost an aggregate $13.2 million, were recorded as a reduction of additional paid-in capital. We also entered into warrant transactions concurrently with the offering, pursuant to which we sold warrants to acquire up to approximately 3.4 million shares of our common stock to the same counterparties that entered into the convertible note hedge transactions. Proceeds received from the issuance of the warrants totaled approximately $1.9 million and were recorded as an addition to additional paid-in capital. The convertible note hedge and warrant transactions effectively increased the conversion price of the convertible notes to approximately $44.40 per share of our common stock.

The note payable principal balance at the date of issuance of $115.0 million was bifurcated into the debt component of $101.7 million and the equity component of $13.3 million. The difference between the note payable principal balance and the value of the debt component is being accreted to interest expense over a period of 7 years. The debt component was recognized at the present value of associated cash flows discounted using a 5.25% discount rate, the borrowing rate at the date of issuance for a similar debt instrument without a conversion feature. We recorded $0.5 million of debt issuance costs as on offset to additional paid-in capital. The balance, $3.1 million, will be amortized over the term of the notes.

On September 20, 2010, we entered into a four-year $275.0 million Amended and Restated Revolving Credit Agreement with co-lead arrangers Bank of America Securities LLC, JP Morgan Securities LLC, and RBS Citizens N.A. and a syndicate of lenders ("Revolving Credit Agreement"), which replaced our existing $225.0 million senior revolving credit facility which was due to expire on September 17, 2012 (the "Former Revolving Credit Agreement"). The Revolving Credit Agreement includes an "accordion" feature that allows us to increase the aggregate amount available to $350.0 million, subject to additional commitments from lenders. The Revolving Credit Agreement may be used for working capital, letters of credit and other general corporate purposes, including acquisitions.

On September 20, 2010, we entered into the Second Amended and Restated Term Loan Credit Agreement, which was originally entered into on October 29, 2008 and amended and restated on September 17, 2009 ("Term Loan Agreement"). The Term Loan Agreement, which is in addition to the Revolving Credit Agreement, is a $42.5 million facility with a four-year term. Principal payments of $1.25 million are due quarterly, starting in the third quarter of 2010, with $22.5 million of the initial aggregate principal payable in the final quarter. We may increase the term loan, by up to an aggregate of $50 million with additional commitments from the banks or new commitments from acceptable financial institutions. As of December 31, 2010, $40.0 million was outstanding on the Term Loan Agreement. As of December 31, 2009, $45.0 million was outstanding on the former Term Loan Agreement.

Interest rates on amounts outstanding under the Revolving Credit Agreement and the Term Loan Agreement are variable, and are determined based on the Consolidated Senior Secured Leverage Ratio. At December 31, 2010, the interest rate for the outstanding amounts on both the Revolving Credit Agreement and Term Loan Agreement was 2.39%. In addition, the Company is required to pay a quarterly commitment fee on the unused revolving loan commitment amount at a rate ranging from 0.35% to 0.50% per annum, based on the Consolidated Senior Secured Leverage Ratio. Fees for outstanding letters of credit range from 2.00% to 3.00%, based on the Consolidated Senior Secured Leverage Ratio.

The financial covenants associated with the Revolving Credit Agreement and Term Loan Agreement include a requirement that (i) the ratio of Consolidated Senior Secured Indebtedness to Consolidated EBITDA, as defined in the Revolving Credit Agreement, cannot be greater than 3.50 to 1.00, (ii) the ratio of Consolidated Total Indebtedness to Consolidated EBITDA, as defined in the Revolving Credit Agreement, cannot be greater than 4.00 to 1.00, and (iii) the ratio of Consolidated EBITDA, as defined in the Revolving Credit Agreement, to the sum of (a) all interest, premium payments, debt discounts, fees, charges and related expenses and (b) the portion of rent expense under capital leases that is treated as interest expense cannot be less than 4.00 to 1.00. We were in compliance with those financial covenants as of and for the quarter ended December 31, 2010, and we do not anticipate noncompliance in the foreseeable future.

Total average bank borrowings during the year ended December 31, 2010 were $98.0 million compared to $90.5 million for the year ended December 31, 2009. As of December 31, 2010, there was $228.2 million available for borrowing under the Revolving Credit Agreement, net of letters of credit. Letters of credit are generally considered borrowings for purposes of the Revolving Credit Agreement. A total of $43.2 million in letters of credit was outstanding under the Revolving Credit Agreement at December 31, 2010, $37.5 million of which was related to the guaranteed minimum payments to Australia in connection with the ownership transfer of the 11 SH-2G(A) helicopters (along with spare parts and associated equipment). The letter of credit balance will be reduced upon payment of the first of the guaranteed minimum payments to Australia in March 2011.

We incurred $2.3 million in debt issuance costs in connection with the Revolving Credit Agreement and Term Loan Agreement amendments. These costs have been capitalized and will be amortized over the term of the facility. We incurred $3.6 million in debt issuance costs in connection with the Convertible Notes. These costs have been capitalized and will be amortized over the term of the notes. Total amortization expense for the year ended December 31, 2010 was $2.0 million, including the $0.6 million write-off of capitalized fees related to the former revolving credit agreement. Total amortization expense for the years ended December 31, 2009 and 2008 was $0.7 million and $0.2 million, respectively

During the first quarter of 2009, we entered into interest rate swap agreements for the purpose of hedging our eight quarterly variable-rate interest payments on the Term Loan Agreement due in 2010 and 2011. These interest rate swap agreements are designated as cash flow hedges and are intended to manage interest rate risk associated with our variable-rate borrowings and minimize the negative impact on our earnings and cash flows of interest rate fluctuations attributable to changes in LIBOR rates. For the year ended December 31, 2010, we recorded $0.6 million of additional interest expense associated with the interest rate swap agreements.

Other Sources/Uses of Capital

We expect to contribute $19.6 million to the qualified pension plan and $4.7 million to the SERP for the 2011 plan year. For the 2010 plan year, we contributed $35.7 million to the qualified pension plan, $25.0 million of which was voluntary, and $3.4 million to the SERP.

During 2010, we contractually committed to spend $77.9 million for acquisitions. Through December 31, 2010, we have paid $65.1 million, with the remaining $12.8 million relating to holdback provisions and debt of the acquired businesses that we have assumed. These acquisitions, Fawick, Allied, Minarik and Global, closed on February 26, 2010, April 5, 2010, April 30, 2010 and December 10, 2010, respectively. Fawick, Allied and Minarik are included in our Industrial Distribution segment, while Global is included in our Aerospace segment. We anticipate that we will continue to identify and evaluate potential acquisition candidates, the purchase of which may require the use of additional capital.

In November 2000, our Board of Directors approved a replenishment of our stock repurchase program, providing for repurchase of an aggregate 1.4 million common shares for use in administration of our stock plans and for general corporate purposes. There were no shares repurchased during 2009 or 2010 under this program. At December 31, 2010, approximately 1.1 million shares were authorized for repurchase under this program.

On June 26, 2009, we filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission ("SEC"). This shelf registration statement allows us to offer, issue or sell from time to time, together or separately, (i) senior or subordinated debt securities, which may be convertible into shares of our common stock, preferred stock or other securities; (ii) shares of our common stock; (iii) shares of our preferred stock, which we may issue in one or more series; or (iv) warrants to purchase our equity or debt securities or other securities. The total offering price of the securities will not exceed $200 million in the aggregate. The shelf registration became effective on August 3, 2009. We do not currently have any commitments or intentions to sell securities pursuant to this registration statement. Future offerings thereunder, if any, will be made only by means of a written prospectus or other permitted documents. At that time, we will file a prospectus supplement with the SEC outlining the type of securities, amounts, prices, use of proceeds and other terms.

We received $6.6 million from the Internal Revenue Service on July 21, 2010 in response to a claim we filed for look-back interest in connection with the Australian SH-2G(A) Super Seasprite Helicopter program. The payment was recorded as interest income in the third quarter of 2010. Look-back interest is the mechanism under the U.S. tax law whereby a taxpayer receives or pays interest on the difference between the actual tax taken into account each year under the percentage of completion method of contract accounting, and the hypothetical tax that would have been taken into account using the actual contract revenues and costs instead of estimates.

NON-GAAP FINANCIAL MEASURES

Management believes that the non-GAAP (Generally Accepted Accounting Principles) measures used in this report on Form 10-K provide investors with important perspectives into our ongoing business performance. We do not intend for the information to be considered in isolation or as a substitute for the related GAAP measures. Other companies may define the measures differently. We define the non-GAAP measures used in this report and other disclosures, as follows:

Organic Sales per Sales Day

Organic sales per sales day is defined as GAAP "Net sales from the Industrial Distribution segment" less sales derived from acquisitions divided by the number of sales days in a given period. Sales days are the number of business days that the Industrial Distribution segment's branch locations were open for business and exclude weekends and holidays. Management believes sales per sales day provides investors with an important perspective on how net sales may be impacted by the number of days the segment is open for business. Management uses sales per sales day as a measurement to compare periods in which the numbers of sales days differ.

Free Cash Flow

Free cash flow is defined as GAAP "Net cash provided by (used in) operating activities" less "Expenditures for property, plant & equipment." Management believes free cash flow provides investors with an important perspective on the cash available for dividends to shareholders, debt repayment, and acquisitions after making capital investments required to support ongoing business operations and long-term value creation. Free cash flow does not represent the residual cash flow available for discretionary expenditures as it excludes certain mandatory expenditures such as repayment of maturing debt. Management uses free cash flow internally to assess both business performance and overall liquidity.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

Contractual Obligations

The following table summarizes certain of the company's contractual obligations as of December 31, 2010:

	Payments due by period (in millions)				
Contractual Obligations	Total	Within 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$ 43.6	$ 5.0	$ 10.0	$ 28.6	$ -
Convertible notes	115.0	-	-	-	115.0
Interest payments on debt (a)	42.7	8.5	14.4	10.3	9.5
Operating leases	41.2	17.4	17.1	4.7	2.0
Purchase obligations (b)	126.9	106.1	17.7	3.0	0.1
Other long-term obligations (c)	50.2	13.6	14.8	8.7	13.1
Planned funding of pension and SERP (d)	37.5	24.3	1.5	1.7	10.0
Payments to the Commonwealth of Australia (e)	37.5	24.4	13.1	-	-
Total	$ 494.6	$ 199.3	$ 88.6	$ 57.0	$ 149.7

Note: For more information refer to Note 12, Debt – Short-Term Borrowing and Long-Term Debt; Note 18, Commitments and Contingencies; Note 17, Other Long-Term Liabilities; Note 16, Pension Plans, and Note 15, Income Taxes in the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K.

(a) Interest payments on debt are calculated based on the applicable rate and payment dates for each instruments. For variable-rate instruments, interest rates and payment dates are based on management's estimate of the most likely scenarios for each relevant debt instrument.

(b) This category includes purchase commitments to suppliers for materials and supplies as part of the ordinary course of business, consulting arrangements and support services. Only obligations in the amount of at least $50,000 are included.

(c) This category includes obligations under the company's long-term incentive plan, deferred compensation plan, a supplemental disability income arrangement for one former company officer and unrecognized tax benefits.

(d) This category includes planned funding of the company's SERP and qualified defined benefit pension plan. Projected funding for the qualified defined benefit pension plan beyond one year has not been included as there are several significant factors, such as the future market value of plan assets and projected investment return rates, which could cause actual funding requirements to differ materially from projected funding.

(e) Pursuant to the terms of our revenue sharing agreement with the Commonwealth of Australia, we will share all proceeds from the resale of the SH-2G(I) aircraft, spare parts, and equipment with the Commonwealth on a predetermined basis. Total payments of at least $39.5 million (AUD) must be made to the Commonwealth regardless of sales, of which at least $26.7 million (AUD) must be paid by March 2011. Additional payments of $6.4 million (AUD) each must be paid in March of 2012 and 2013 to the extent that cumulative payments have not yet reached $33.1 million (AUD) and $39.5 million (AUD) as of such dates, respectively. Through December 31, 2010, we have made required payments of $2.8 million (AUD). As of that date, the U.S. dollar value of the remaining $36.7 million (AUD) required payment was $37.5 million, of which $24.4 million is due in March 2011. In late 2008, we entered into foreign currency exchange contracts that limit the foreign currency risks associated with these required payments. These contracts will enable us to purchase $36.5 million (AUD) for $23.7 million.

Off-Balance Sheet Arrangements

The following table summarizes the company's off-balance sheet arrangements:

	Payments due by period (in millions)				
	Total	Within 1 year	1-3 years	3-5 years	More than 5 years
Acquisition earn-out (1)	$ 3.6	$ 0.6	$ 2.0	$ 1.0	$ -
Total	$ 3.6	$ 0.6	$ 2.0	$ 1.0	$ -

(1) The obligation to pay earn-out amounts depends upon the attainment of specific milestones for KPP Orlando, an operation acquired in 2002.

The company currently maintains $43.2 million in outstanding standby letters of credit under the Revolving Credit Agreement. Of this amount, $37.5 million is related to the guaranteed minimum payments to Australia in connection with the ownership transfer of the 11 SH-2G(A) helicopters (along with spare parts and associated equipment).

CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are outlined in Note 1 to the Consolidated Financial Statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosures based upon historical experience, current trends and other factors that management believes to be relevant. We are also responsible for evaluating the propriety of our estimates, judgments, and accounting methods as new events occur. Actual results could differ from those estimates. Management periodically reviews the company's critical accounting policies, estimates, and judgments with the Audit Committee of our Board of Directors. The most significant areas currently involving management judgments and estimates are described below.

Long-Term Contracts

Methodology

For long-term aerospace contracts, we generally recognize sales and income based on the percentage-of-completion method of accounting, which allows for recognition of revenue as work on a contract progresses. We recognize sales and profit based upon either (1) the cost-to-cost method, in which sales and profit are recorded based upon the ratio of costs incurred to estimated total costs to complete the contract, or (2) the units-of-delivery method, in which sales are recognized as deliveries are made and cost of sales is computed on the basis of the estimated ratio of total cost to total sales.

Management performs detailed quarterly reviews of all of our significant long-term contracts. Based upon these reviews, we record the effects of adjustments in profit estimates each period. If at any time management determines that in the case of a particular contract total costs will exceed total contract revenue, we record a provision for the entire anticipated contract loss at that time.

Judgment and Uncertainties

The percentage-of-completion method requires that we estimate future revenues and costs over the life of a contract. Revenues are estimated based upon the original contract price, with consideration being given to exercised contract options, change orders and in some cases projected customer requirements. Contract costs may be incurred over a period of several years, and the estimation of these costs requires significant judgment based upon the acquired knowledge and experience of program managers, engineers, and financial professionals. Estimated costs are based primarily on anticipated purchase contract terms, historical performance trends, business base and other economic projections. The complexity of certain programs as well as technical risks and uncertainty as to the future availability of materials and labor resources could affect the company's ability to estimate future contract costs.

Effect if Actual Results Differ From Assumptions

While we do not believe there is a reasonable likelihood there will be a material change in estimates or assumptions used to calculate our long-term revenues and costs, estimating the percentage of work complete on certain programs is a complex task. As a result, changes to these estimates could have a significant impact on our results of operations. These programs include the Sikorsky Canadian MH-92 program, the Sikorsky BLACK HAWK program, the JPF program, the Boeing A-10 program, the Bell Helicopter program and several other programs. Estimating the ultimate total cost of these programs has been challenging due to the complexity of the programs, the increase in production of new programs, the nature of the materials needed to complete these programs, change orders related to the programs and the need to manage our customers' expectations. These programs are an important element in our continuing strategy to increase operating efficiencies and profitability as well as broaden our business base. Management continues to monitor and update program cost estimates quarterly for these contracts. A significant change in an estimate on one or more programs could have a material effect on our financial position and results of operations.

Allowance for Doubtful Accounts

Methodology

The allowance for doubtful accounts represents management's best estimate of probable losses inherent in the receivable balance. These estimates are based on known past due amounts and historical write-off experience, as well as trends and factors impacting the credit risk associated with specific customers. In an effort to identify adverse trends for trade receivables, we perform ongoing reviews of account balances and the aging of receivables. Amounts are considered past due when payment has not been received within a pre-determined time frame based upon the credit terms extended. For our government and commercial contracts, we evaluate, on an ongoing basis, the amount of recoverable costs. The recoverability of costs is evaluated on a contract-by-contract basis based upon historical trends of payments, program viability and the customer's credit-worthiness.

Judgment and Uncertainties

Write-offs are charged against the allowance for doubtful accounts only after we have exhausted all collection efforts. Actual write-offs and adjustments could differ from the allowance estimates due to unanticipated changes in the business environment as well as factors and risks associated with specific customers.

Effect if Actual Results Differ From Assumptions

As of December 31, 2010 and 2009, our allowance for doubtful accounts was $3.8 million and $2.4 million, respectively. Receivables written off, net of recoveries, in 2010 and 2009 were $1.2 million and $1.3 million, respectively.

Currently we do not believe that we have a significant amount of risk relative to the allowance for doubtful accounts. A 10% change in the allowance would have a $0.4 million effect on pre-tax earnings.

Inventory Valuation

Methodology	*Judgment and Uncertainties*	*Effect if Actual Results Differ From Assumptions*
We have four types of inventory (a) merchandise for resale, (b) contracts in process, (c) other work in process, and (d) finished goods. Merchandise for resale is stated at the lower of the cost of the inventory or its fair market value. Contracts in process, other work in process and finished goods are valued at production cost comprised of material, labor and overhead, including general and administrative expenses on certain government contracts. Contracts in process, other work in process, and finished goods are reported at the lower of cost or net realizable value. We include raw material amounts in the contracts in process and other work in process balances. Raw material includes certain general stock materials but primarily relates to purchases that were made in anticipation of specific programs that have not been started as of the balance sheet date. The total amount of raw material included in these in process amounts was less than 5.0% of the total inventory balance as of both December 31, 2010 and 2009.	The process for evaluating inventory obsolescence or market value often requires the company to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be sold in the normal course of business. We adjust our inventory by the difference between the estimated market value and the actual cost of our inventory to arrive at net realizable value. Changes in estimates of future sales volume may necessitate future write-downs of inventory value. Based upon a market evaluation performed in 2002 we wrote down our K-MAX® inventory by $46.7 million in that year. The K-MAX® inventory balance, consisting of work in process and finished goods, was $23.7 million as of December 31, 2010. We believe that it is stated at net realizable value, although lack of demand for spare parts in the future could result in additional write-downs of the inventory value. Overall, management believes that our inventory is appropriately valued and not subject to further obsolescence in the near term. On February 12, 2009, we completed the transfer of title to the 11 Australian SH-2G(A) Super Seasprite helicopters, including related inventory and equipment. At December 31, 2010, $53.7 million of SH-2G(I) inventory, formerly SH-2G(A), was included in contracts and other work in process inventory. We believe there is market potential for these aircraft and we are actively marketing them to interested potential customers; however a significant portion of this inventory will be sold after December 31, 2011, based upon the time needed to market the aircraft and prepare them for sale.	Inventory valuation at our Industrial Distribution segment generally requires less subjective management judgment than the valuation of certain inventory in the Aerospace segment. Management reviews the K-MAX® inventory balance on an annual basis to determine whether any additional write-downs are necessary. If such a write down were to occur, this could have a significant impact on our operating results. A 10% write down of the December 31, 2010 inventory balance would have affected pre-tax earnings by approximately $2.4 million in 2010. Management reviewed the SH-2G(I) inventory balance at December 31, 2010 to determine that no write-down was necessary. If such a write down were to occur, this could have a significant impact on our operating results. A 10% write down of the December 31, 2010 inventory balance would have affected pre-tax earnings by approximately $5.4 million in 2010.

Goodwill and Other Intangible Assets

Methodology

Goodwill and certain intangible assets that have indefinite lives are evaluated at least annually for impairment. All intangible assets are also reviewed for possible impairment whenever changes in conditions indicate that their carrying value may not be recoverable. The annual evaluation is generally performed during the fourth quarter, using forecast information.

In accordance with generally accepted accounting principles, we test goodwill for impairment at the reporting unit level. A component of an operating segment is deemed to be a reporting unit if it constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.

The identification and measurement of goodwill impairment involves the estimation of fair value of the reporting unit as compared to its carrying value.

The carrying value of goodwill and other intangible assets was $164.2 million and $117.5 million as of December 31, 2010 and 2009, respectively. See Note 9, Goodwill and Other Intangible Assets, Net, in the Notes to Consolidated Financial Statements for discussion of the $6.4 million goodwill impairment charge taken by our U.K. Composites reporting unit.

Judgment and Uncertainties

During 2010, management estimated the fair value of its reporting units by using an income methodology based on management's estimates of forecasted cash flows for each business unit, with those cash flows discounted to present value using rates commensurate with the risks of those cash flows. In addition, management used a market-based valuation method involving analysis of market multiples of revenues and earnings before interest, taxes, depreciation and amortization ("EBITDA") for (i) a group of comparable public companies and (ii) recent transactions, if any, involving comparable companies. Assumptions used by management were similar to those that would be used by market participants performing valuations of our reporting units.

In 2009 management used an income-based methodology in the determination of the fair value of the reporting units. Management believes the decision to incorporate a second valuation technique in 2010 is appropriate as the market-based approach provides additional information that would be available to market participants performing a similar valuation.

In preparing our annual evaluation we used an assumed terminal growth rate of 3.0% to 3.5% for our reporting units. The discount rate utilized to reflect the risk and uncertainty in the financial markets and specifically in our internally developed earnings projections ranged from 10.0% - 13.0% for our reporting units. Changes in these estimates and assumptions could materially affect the results of our tests for goodwill impairment.

Effect if Actual Results Differ From Assumptions

We do not currently believe there is a reasonable likelihood that there will be a material change in estimates or assumptions used to test goodwill and other intangible assets for impairment losses. A decrease of 1% in our terminal growth rate or an increase of 1% in our discount rate would still result in a fair value calculation exceeding our book value for the reporting units that did not record a goodwill impairment charge in 2010. Additionally, a 10% decrease in the fair value of these reporting units also would not have resulted in an impairment of goodwill. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to an impairment charge that could be material.

Long-Term Incentive Programs

Methodology

The company maintains a Stock Incentive Plan, which provides for share-based payment awards, including non-statutory stock options, restricted stock, stock appreciation rights, and long-term incentive program (LTIP) awards. We determine the fair value of our non-qualified stock option awards at the date of grant using a Black-Scholes model. We determine the fair value of our restricted share awards at the date of grant using an average of the high and low market price of our stock.

LTIP awards provide certain senior executives an opportunity to receive award payments, generally in cash. For each performance cycle, the company's financial results are compared to the Russell 2000 indices for the same periods based upon the following: (a) average return on total capital, (b) earnings per share growth and (c) total return to shareholders. No awards will be payable unless the company's performance is at least in the 25th percentile of the designated indices. The maximum award is payable if performance reaches the 75th percentile of the designated indices. Awards for performance between the 25th and 75th percentiles are determined by straight-line interpolation. Awards will be paid out at 100% at the 50th percentile.

In order to estimate the liability associated with LTIP awards, management must make assumptions as to how our current performance compares to current Russell 2000 data based upon the Russell 2000's historical results. This analysis is performed on a quarterly basis. When sufficient Russell 2000 data for a year is available, which typically will not be until May or June of the following year, management will adjust the liability to reflect its best estimate of the total award. Actual results could differ significantly from management's estimates. The total estimated liability as of December 31, 2010 was $8.2 million.

Judgment and Uncertainties

Option-pricing models and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include estimating the future volatility of our stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors. Changes in these assumptions can materially affect the fair value estimate.

Our long-term incentive plan requires management to make assumptions regarding the likelihood of achieving long-term company goals as well as estimate the impact the Russell 2000 results may have on our accrual.

Effect if Actual Results Differ From Assumptions

We do not currently believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to determine stock-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in stock-based compensation expense that could be material.

If actual results are not consistent with the assumptions used, the stock-based compensation expense reported in our financial statements may not be representative of the actual economic cost of the stock-based compensation. A 10% change in our stock-based compensation expense for the year ended December 31, 2010, would have affected pre-tax earnings by approximately $0.4 million in 2010. Due to the timing of availability of the Russell 2000 data, there is a risk that the amount we have recorded as LTIP expense could be different from the actual payout. A 10.0 percentage point increase in the total performance factor earned for our LTIP would result in a reduction of 2010 pretax earnings of $0.8 million.

Pension Plans

Methodology

We maintain a qualified defined benefit pension, as well as a non-qualified Supplemental Employees Retirement Plan (SERP), for certain key executives. See Note 16, Pension Plans, in the Notes to Consolidated Financial Statements included in this Form 10-K for further discussion of these plans.

Expenses and liabilities associated with each of these plans are determined based upon actuarial valuations. Integral to these actuarial valuations are a variety of assumptions including expected return on plan assets, discount rate and rate of increase in compensation levels. We regularly review these assumptions, which are updated at the measurement date, December 31st. In accordance with generally accepted accounting principles, the impact of differences between actual results and the assumptions are accumulated and generally amortized over future periods, which will affect expense recognized in future periods.

We believe that two assumptions, the discount rate and the expected rate of return on plan assets, are important elements of expense and/or liability measurement.

Judgment and Uncertainties

The discount rate represents the interest rate used to determine the present value of future cash flows currently expected to be required to settle the pension obligation. For 2010, management reviewed the Citigroup Pension Discount Curve and Liability Index to determine the continued appropriateness of our discount rate assumptions. This index was designed to provide a market average discount rate to assist plan sponsors in valuing the liabilities associated with postretirement obligations. Additionally, we reviewed the changes in the general level of interest rates since the last measurement date noting that overall rates had decreased when compared with 2009.

Based upon this information, we used a 5.30% discount rate as of December 31, 2010 for the qualified benefit pension plan. This rate takes into consideration the participants in our pension plan and the anticipated payment stream as compared to the Citigroup Index and rounds the results to the nearest fifth basis point. For the SERP, we used the same methodology as the pension plan and derived a discount rate of 4.50% in 2010 for the benefit obligation. The difference in the discount rates is primarily due to the expected duration of SERP payments, which is shorter than the anticipated duration of benefit payments to be made to the average participant in the pension plan. The qualified defined benefit pension plan and SERP used discount rates of 5.85% and 5.15% at December 31, 2009, respectively, for purposes of calculating the benefit obligation.

The expected long-term rate of return on plan assets represents the average rate of earnings expected on the funds invested to provide for anticipated benefit payments. The expected return on assets assumption is developed based upon several factors. Such factors include current and expected target asset allocation, our historical experience of returns by asset class type, a risk premium and an inflation estimate.

Effect if Actual Results Differ From Assumptions

A lower discount rate increases the present value of benefit obligations and increases pension expense. A one percentage point decrease in the assumed discount rate would have increased pension expense in 2010 by $5.8 million. A one percentage point increase in the assumed discount rate would have decreased pension expense in 2010 by $2.7 million.

A lower expected rate of return on pension plan assets would increase pension expense. The expected return on plan assets was 8.0% at December 31, 2010. A one-percentage point increase/decrease in the assumed return on pension plan assets assumption would have changed pension expense in 2010 by approximately $4.0 million. The actual return on pension plan assets during 2010 and 2009 was significantly higher than our expected rate of return on pension plan assets of 8%. However, management believes that 8% is still a valid assumption for the expected return on pension plan assets due to the long-term nature of our benefit obligations and the likely returns associated with our allocation targets to various investments.

Income Taxes

Methodology	*Judgment and Uncertainties*	*Effect if Actual Results Differ From Assumptions*
Tax laws in certain of our operating jurisdictions require items to be reported for tax purposes at different times than the items are reflected in our financial statements. One example of such temporary differences is depreciation expense. Other differences are permanent, such as expenses that are never deductible on our tax returns, an example being a charge related to the impairment of goodwill. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax returns in future years for which we have already recorded the tax benefit in our financial statements. Deferred tax liabilities generally represent tax expense recognized in our financial statements for which payment is not yet due or the realized tax benefit of expenses we have already reported in our tax returns, but have not yet recognized as expense in our financial statements. As of December 31, 2010, we had recognized $52.5 million of net deferred tax assets, net of valuation allowances. The realization of these benefits is dependent in part on future taxable income. For those foreign countries or U.S. states where the expiration of tax loss or credit carryforwards or the projected operating results indicates that realization is not likely, a valuation allowance is provided.	Management believes that sufficient income will be earned in the future to realize deferred income tax assets, net of valuation allowances recorded. The realization of these deferred tax assets can be impacted by changes to tax laws or statutory tax rates and future taxable income levels. Our effective tax rate on earnings from continuing operations was 36.5% for 2010. Our effective tax rate is based on expected or reported income or loss, statutory tax rates, and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions. We establish reserves when, despite our belief that our tax return positions are valid and defensible, we believe that certain positions may not prevail if challenged. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit or changes in tax legislation. Our effective tax rate includes the impact of reserve provisions and changes to reserves that we consider appropriate. This rate is then applied to our quarterly operating results. In the event that there is a significant unusual or one-time item recognized in our operating results, the tax attributable to that item would be separately calculated and recorded at the same time as the unusual or one-time item.	We do not anticipate a significant change in our unrecognized tax benefits within the next twelve months. We file tax returns in numerous U.S. and foreign jurisdictions, with returns subject to examination for varying periods, but generally back to and including 2007. It is our policy to record interest and penalties on unrecognized tax benefits as income taxes. A one percent increase/decrease in our tax rate would affect our 2010 earnings by $0.6 million.

Environmental Costs

Methodology

Our operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over our foreign operations. As a result, we have established and update, as necessary, policies relating to environmental standards of performance for our operations worldwide.

When we become aware of an environmental risk, we perform a site study to ascertain the potential magnitude of contamination and the estimated cost of remediation. This cost is accrued using a reasonable discount factor based on the estimated future cost of remediation.

We continually evaluate the identified environmental issues to ensure the time to complete the remediation and the total cost of remediation are consistent with our initial estimate. If there is any change in the cost and/or timing of remediation, the accrual is adjusted accordingly.

Judgment and Uncertainties

Environmental costs are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including existing technology, current laws and regulations and prior remediation experience. Liabilities with fixed or readily determinable payment dates are discounted.

We believe that expenditures necessary to comply with the present regulations governing environmental protection will not have a material effect upon our competitive position, consolidated financial position, results of operations or cash flows.

Effect if Actual Results Differ From Assumptions

At December 31, 2010, amounts accrued for known environmental remediation costs were $15.0 million. A 10% change in this accrual could have impacted pre-tax earnings by $1.5 million. Further information about our environmental costs is provided in Note 11, Environmental Costs, in the Notes to Consolidated Financial Statements.

Derivatives and Hedging

Methodology

We use derivatives to manage risks related to foreign exchange, our net investment in certain foreign subsidiaries and interest rates. Accounting for derivatives as hedges requires that, at inception and over the term of the arrangement, the hedged item and related derivative meet the requirements for hedge accounting. The rules and interpretations related to derivative accounting are complex. If a derivative does not meet the complex requirements established as a prerequisite for hedge accounting, changes in the fair value of the derivative must be reported in earnings rather than as a component of other comprehensive income, without regard to the offsetting changes in the fair value of the hedged item.

Judgment and Uncertainties

In evaluating whether a particular relationship qualifies for hedge accounting, we first determine whether the relationship meets the strict criteria to qualify for exemption from ongoing effectiveness testing. For a relationship that does not meet these criteria, we test effectiveness at inception and quarterly thereafter by determining whether changes in the fair value of the derivative offset, within a specified range, changes in the fair value of the hedged item. If fair value changes fail this test, we discontinue applying hedge accounting to that relationship prospectively. Fair values of both the derivative instrument and the hedged item are calculated using internal valuation models incorporating market-based assumptions.

Effect if Actual Results Differ From Assumptions

At December 31, 2010, derivative assets were $12.6 million and derivative liabilities were $0.8 million. We recorded a net loss of $0.8 million in other comprehensive income. The amount recorded to other comprehensive income would have been recorded in the Consolidated Statement of Operations for the year ended December 31, 2010 had the criteria for hedge accounting not been met. Changes in the fair value of these instruments will be recorded to other comprehensive income until the point where either the Company stops utilizing the derivative instruments as a hedge or the derivative instruments no longer provide an effective hedge against the impact of foreign currency changes on the underlying transaction.

Further information about our use of derivatives is provided in Note 6, Derivative Financial Instruments, in the Notes to Consolidated Financial Statements.

RECENT ACCOUNTING STANDARDS

A summary of recent accounting standards is included in Note 1, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements, included in Item 8, Financial Statements and Supplementary Data, of this Form 10-K.

SELECTED QUARTERLY FINANCIAL DATA

2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
	(in thousands, except per share amounts)				
Net sales	$ 276,772	$ 317,087	$ 359,545	$ 365,109	$ 1,318,513
Gross profit	$ 72,755	$ 83,260	$ 93,763	$ 108,029	$ 357,807
Net earnings	$ 1,726	$ 6,077	$ 15,825	$ 14,696	$ 38,324
Basic earnings per share	$ 0.07	$ 0.23	$ 0.61	$ 0.57	$ 1.48
Diluted earnings per share	$ 0.07	$ 0.23	$ 0.61	$ 0.56	$ 1.47

2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
	(in thousands, except per share amounts)				
Net sales	$ 294,035	$ 293,223	$ 289,901	$ 269,072	$ 1,146,231
Gross profit	$ 77,695	$ 78,471	$ 76,692	$ 73,080	$ 305,938
Net earnings	$ 5,376	$ 9,394	$ 9,624	$ 8,255	$ 32,649
Basic earnings per share	$ 0.21	$ 0.37	$ 0.37	$ 0.32	$ 1.27
Diluted earnings per share	$ 0.21	$ 0.37	$ 0.37	$ 0.32	$ 1.27

Included within certain annual results are a variety of unusual or significant adjustments that may affect comparability. The most significant of such adjustments are described below as well as within Management's Discussion and Analysis of Financial Condition and Results of Operations and the Notes to Consolidated Financial Statements.

Nonrecurring charges within the 2010 quarterly results are as follows: third quarter, $2.0 million charge related to the resolution of the contract price negotiations on the Sikorsky Canadian MH-92 Helicopter program; third quarter, $6.6 million in income related to a claim for look back interest filed with the Internal Revenue Service; fourth quarter, a $6.4 million non-cash non-tax deductible charge related to the impairment of goodwill at our Aerospace U.K. Composites reporting unit.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have various market risk exposures that arise from our ongoing business operations. Market risk is the potential economic loss that may result from adverse changes in the fair value of financial instruments. Our financial results are impacted by changes in interest rates, certain foreign currency exchange rates and commodity prices.

Foreign Currencies

We have manufacturing, sales, and distribution facilities in various locations throughout the world. As a result, we make investments and conduct business transactions denominated in various currencies, including the U.S. dollar, the British pound, the European euro, the Canadian dollar, the Mexican peso, and the Australian dollar. Total annual foreign sales, including foreign export sales, averaged approximately $171.5 million over the last three years. More than half of our foreign sales are to Europe or Canada. Foreign sales represented 12.1% of consolidated net sales in 2010. We estimate a hypothetical 10% adverse change in foreign currency exchange rates relative to the U.S dollar for 2010 would have had an unfavorable impact of $9.7 million on sales and, excluding the $6.4 million non-cash non-tax deductible goodwill charge taken at our Aerospace U.K. Composites reporting unit, a $0.6 million unfavorable impact on operating income. We manage foreign currency exposures that are associated with committed foreign currency purchases and sales and other assets and liabilities created in the normal course of business at the subsidiary operations level. Sometimes we may, through the use of forward contracts, hedge the price risk associated with committed and forecasted foreign denominated payments and rates. Historically the use of these forward contracts has been minimal. We do not use derivatives for speculative or trading purposes.

On February 12, 2009 (the Transfer Date) we completed the transfer of ownership of the 11 SH-2G(A) Super Seasprite helicopters (along with spare parts and associated equipment) to the Company. In accordance with the settlement agreement proceeds from the sale of these items will be shared with the Commonwealth of Australia on a predetermined basis. In connection with sharing sale proceeds, we have agreed that total payments of at least $39.5 million (AUD) will be made to the Commonwealth regardless of sales, with at least $26.7 million (AUD) to be paid by March 2011, and, to the extent cumulative payments have not yet reached $33.1 million (AUD) and $39.5 million (AUD), respectively, additional payments of $6.4 million (AUD) each in March of 2012 and 2013. During 2008, we entered into forward contracts for the purpose of hedging these required payments. These contracts cover $36.5 million (AUD) of the $39.5 million (AUD) required payments. See Note 6, Derivative Financial Instruments, in the Notes to Consolidated Financial Statements for further discussion.

Interest Rates

Our primary exposure to interest rate risk results from our outstanding debt obligations and derivative financial instruments employed in the management of our debt portfolio with interest at current market rates. The level of fees and interest charged on revolving credit commitments and borrowings are based upon leverage levels and market interest rates.

The principal debt facilities are a $275.0 million revolving credit agreement that expires September 20, 2014 and a $42.5 million term loan agreement with a four year-term entered into on October 29, 2008 and amended on September 20, 2010. Total average bank borrowings for 2010 were $98.0 million. The impact of a hypothetical 100 basis point increase in the interest rates on our average bank borrowings would have resulted in a $1.0 million increase in interest expense. Changes in market interest rates would impact interest rates on our Revolving Credit Agreement and Term Loan Agreement. The other facilities, established for foreign operations, are comparatively insignificant in amount.

During the first quarter of 2009, we entered into interest rate swap agreements for the purpose of hedging our eight quarterly variable-rate interest payments on the Term Loan Agreement due in 2010 and 2011. These interest rate swap agreements are designated as cash flow hedges and are intended to manage interest rate risk associated with our variable-rate borrowings and minimize the negative impact on our earnings and cash flows of interest rate fluctuations attributable to changes in LIBOR rates.

In November 2010, we issued $115.0 million convertible unsecured senior notes due on November 15, 2017 in a private placement offering. These notes bear 3.25% interest per annum on the principal amount, payable semiannually in arrears on November 15 and May 15 of each year, beginning on May 15, 2011 and have an effective interest rate of 5.25%.

Commodity Prices

We are exposed to volatility in the price of raw materials used in certain manufacturing operations as well as a variety of items procured by our distribution business. These raw materials include, but are not limited to, aluminum, titanium, nickel, copper and other specialty metals. We manage our exposure related to these price changes through strategic procurement and sales practices.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Kaman Corporation:

We have audited the accompanying consolidated balance sheets of Kaman Corporation and subsidiaries (Kaman Corporation) as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010. We also have audited Kaman Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Kaman Corporation's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on Kaman Corporation's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kaman Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Kaman Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Hartford, Connecticut
February 28, 2011

CONSOLIDATED BALANCE SHEETS
KAMAN CORPORATION AND SUBSIDIARIES
(In thousands, except share and per share amounts)

	December 31, 2010	December 31, 2009
Assets		
Current assets:		
Cash and cash equivalents	$ 32,232	$ 18,007
Accounts receivable, net	173,620	135,423
Inventories	316,899	285,263
Deferred income taxes	26,357	23,040
Income taxes receivable	2,420	-
Other current assets	33,425	20,870
Total current assets	584,953	482,603
Property, plant and equipment, net	89,719	81,322
Goodwill	114,818	88,190
Other intangibles assets, net	49,428	29,345
Deferred income taxes	33,740	69,811
Other assets	23,099	21,796
Total assets	$ 895,757	$ 773,067
Liabilities and Shareholders' Equity		
Current liabilities:		
Notes payable	$ 2,980	$ 1,835
Current portion of long-term debt	5,000	5,000
Accounts payable – trade	95,416	79,309
Accrued salaries and wages	31,730	19,049
Current portion of amount due to Commonwealth of Australia	24,399	-
Other accruals and payables	61,676	43,419
Income taxes payable	644	5,458
Total current liabilities	221,845	154,070
Long-term debt, excluding current portion	140,443	56,800
Deferred income taxes	7,556	8,352
Underfunded pension	98,624	157,266
Due to Commonwealth of Australia, excluding current portion	13,102	34,067
Other long-term liabilities	51,517	49,612
Commitments and contingencies	-	-
Shareholders' equity:		
Capital stock, $1 par value per share:		
Preferred stock, 200,000 shares authorized; none outstanding	-	-
Common stock, 50,000,000 shares authorized; voting; 26,091,067 and 25,817,477 shares issued, respectively	26,091	25,817
Additional paid-in capital	97,903	89,624
Retained earnings	325,844	302,058
Accumulated other comprehensive income (loss)	(86,300)	(104,042)
Less 64,949 and 51,000 shares of common stock, respectively, held in treasury, at cost	(868)	(557)
Total shareholders' equity	362,670	312,900
Total liabilities and shareholders' equity	$ 895,757	$ 773,067

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
KAMAN CORPORATION AND SUBSIDIARIES
(In thousands, except per share amounts)

	For the Year Ended December 31,		
	2010	2009	2008
Net sales	$ 1,318,513	$ 1,146,231	$ 1,253,595
Cost of sales	960,706	840,293	921,458
	357,807	305,938	332,137
Selling, general and administrative expenses	289,066	251,992	259,282
Goodwill impairment	6,371	-	7,810
Net (gain)/loss on sale of assets	(447)	4	(221)
Operating income from continuing operations	62,817	53,942	65,266
Interest expense, net	3,487	5,700	4,110
Other (income) expense, net	(1,042)	1,232	1,990
Earnings from continuing operations before income taxes	60,372	47,010	59,166
Income tax expense	22,048	14,361	24,059
Earnings from continuing operations	38,324	32,649	35,107
Gain on disposal of discontinued operations, net of taxes	-	-	492
Net earnings	$ 38,324	$ 32,649	$ 35,599
Net earnings per share:			
Basic earnings per share from continuing operations	$ 1.48	$ 1.27	$ 1.38
Basic earnings per share from disposal of discontinued operations	-	-	0.02
Basic net earnings per share	$ 1.48	$ 1.27	$ 1.40
Diluted earnings per share from continuing operations	$ 1.47	$ 1.27	$ 1.38
Diluted earnings per share from disposal of discontinued operations	-	-	0.02
Diluted net earnings per share	$ 1.47	$ 1.27	$ 1.40
Average shares outstanding:			
Basic	25,928	25,648	25,357
Diluted	26,104	25,779	25,512
Dividends declared per share	$ 0.56	$ 0.56	$ 0.56

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
KAMAN CORPORATION AND SUBSIDIARIES
(In thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Shareholders' Equity
	Shares	$				Shares	$	
Balance at December 31, 2007	25,181,894	$ 25,182	$ 78,783	$ 262,417	$ 28,555	38,471	$ (411)	$ 394,526
Net earnings	-	-	-	35,599	-	-	-	35,599
Foreign currency translation adjustments, net of tax expense of $224	-	-	-	-	(27,782)	-	-	(27,782)
Unrealized gain on derivative instruments, net of tax expense of $493	-	-	-	-	804	-	-	804
Pension plan adjustments, net of tax benefit of $74,279	-	-	-	-	(121,235)	-	-	(121,235)
Comprehensive loss								(112,614)
Dividends	-	-	-	(14,227)	-	-	-	(14,227)
Stock awards issued, net of tax benefit of $349	209,586	210	3,406	-	-	-	-	3,616
Share-based compensation expense	123,045	123	2,884	-	-	5,436	(37)	2,970
Balance at December 31, 2008	25,514,525	$ 25,515	$ 85,073	$ 283,789	$ (119,658)	43,907	$ (448)	$ 274,271
Net earnings	-	-	-	32,649	-	-	-	32,649
Foreign currency translation adjustments, net of tax benefit of $268	-	-	-	-	9,241	-	-	9,241
Unrealized loss on derivative instruments, net of tax benefit of $1,002	-	-	-	-	(1,633)	-	-	(1,633)
Pension plan adjustments, net of tax expense of $4,851	-	-	-	-	8,008	-	-	8,008
Comprehensive income								48,265
Dividends	-	-	-	(14,380)	-	-	-	(14,380)
Stock awards issued, net of tax expense of $55	128,802	128	1,690	-	-	5,154	(104)	1,714
Share-based compensation expense	174,150	174	2,861	-	-	1,939	(5)	3,030
Balance at December 31, 2009	25,817,477	$ 25,817	$ 89,624	$ 302,058	$ (104,042)	51,000	$ (557)	$ 312,900
Net earnings	-	-	-	38,324	-	-	-	38,324
Foreign currency translation adjustments	-	-	-	-	(4,555)	-	-	(4,555)
Unrealized loss on derivative instruments, net of tax benefit of $87	-	-	-	-	(142)	-	-	(142)
Pension plan adjustments, net of tax expense of $13,715	-	-	-	-	22,439	-	-	22,439
Comprehensive income								56,066
Dividends	-	-	-	(14,538)	-	-	-	(14,538)
Stock awards issued, net of tax expense of $341	168,510	169	2,386	-	-	12,130	(309)	2,246
Equity component of convertible notes issuance (See Note 12), net of tax expense of $5,065	-	-	8,264	-	-	-	-	8,264
Proceeds from isuance of warrants (See Note 12),	-	-	1,886	-	-	-	-	1,886
Purchase of call options on convertible notes (See Note 12), net of tax benefit of $5,026	-	-	(8,199)	-	-	-	-	(8,199)
Equity issuance costs, net of tax benefit of $177	-	-	(290)	-	-	-	-	(290)
Share-based compensation expense	105,080	105	4,232	-	-	1,819	(2)	4,335
Balance at December 31, 2010	26,091,067	$ 26,091	$ 97,903	$ 325,844	$ (86,300)	64,949	$ (868)	$ 362,670

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
KAMAN CORPORATION AND SUBSIDIARIES
(In thousands)

	For the Year Ended December 31,		
Cash flows from operating activities:	**2010**	**2009**	**2008**
Earnings from continuing operations	$ 38,324	$ 32,649	$ 35,107
Adjustments to reconcile earnings from continuing operations to net cash provided by (used in) operating activities of continuing operations:			
Depreciation and amortization	20,484	16,104	12,842
Accretion of convertible notes discount	172	-	-
Provision for doubtful accounts	574	113	217
Net (gain) loss on sale of assets	(447)	4	(221)
Goodwill impairment	6,371	-	7,810
(Gain) loss Due to Commonwealth of Australia, net of gain (loss) on derivative instruments	(1,012)	1,483	306
Stock compensation expense	4,458	3,084	2,109
Excess tax (expense) benefit from share-based compensation arrangements	(341)	55	(349)
Deferred income taxes	12,855	(1,102)	10,108
Changes in assets and liabilities, excluding effects of acquisitions/divestures:			
Accounts receivable	(18,504)	(712)	(3,610)
Inventories	(19,695)	24,229	(35,453)
Income tax receivable	(2,420)	3,450	(3,450)
Other current assets	(681)	944	3,540
Accounts payable	11,133	(7,216)	(5,317)
Other accrued expenses and payables	14,617	(6,260)	(10,690)
Income taxes payable	(4,285)	3,797	(11,591)
Pension liabilities	(25,223)	(1,073)	(12,790)
Other long-term liabilities	976	905	(2,273)
Net cash provided by (used in) operating activities of continuing operations	37,356	70,454	(13,705)
Net cash provided by (used in) operating activities of discontinued operations	-	-	(14)
Net cash provided by (used in) operating activities	37,356	70,454	(13,719)
Cash flows from investing activities:			
Proceeds from sale of assets	1,104	59	210
Net proceeds from sale of discontinued operations	-	-	447
Expenditures for property, plant & equipment	(21,507)	(13,567)	(16,000)
Acquisition of businesses including earn out adjustments, net of cash received	(66,549)	(704)	(106,131)
Other, net	22	(2,055)	(4,302)
Cash provided by (used in) investing activities	(86,930)	(16,267)	(125,776)
Cash flows from financing activities:			
Net borrowings (repayments) under revolving credit agreements	(12,936)	(25,777)	31,636
Proceeds from issuance of long-term debt	-	-	50,000
Debt repayment	(5,000)	(5,000)	-
Proceeds from issuance of convertible notes	115,000	-	-
Proceeds from issuance of warrants	1,886	-	-
Purchase of call options related to convertible notes	(13,225)	-	-
Net change in book overdraft	(2,295)	1,444	5,003
Proceeds from exercise of employee stock awards	2,555	1,844	3,616
Dividends paid	(14,501)	(14,338)	(14,181)
Debt issuance costs	(5,878)	(3,404)	(645)
Windfall tax (expense) benefit	341	(55)	349
Other	(638)	133	(723)
Cash provided by (used in) financing activities	65,309	(45,153)	75,055
Net increase (decrease) in cash and cash equivalents	15,735	9,034	(64,440)
Effect of exchange rate changes on cash and cash equivalents	(1,510)	812	(1,297)
Cash and cash equivalents at beginning of period	18,007	8,161	73,898
Cash and cash equivalents at end of period	$ 32,232	$ 18,007	$ 8,161

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Kaman Corporation, headquartered in Bloomfield, Connecticut, was incorporated in 1945. We are a diversified company that conducts business in the aerospace and industrial distribution markets. We report information for ourselves and our subsidiaries (collectively, the "Company") in two business segments, Industrial Distribution and Aerospace.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Certain amounts in prior year financial statements and notes thereto have been reclassified to conform to current year presentation.

Use of Estimates

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment, goodwill and other intangible assets; valuation allowances for receivables, inventories and income taxes; valuation of share-based compensation and vendor incentives; assets and obligations related to employee benefits; estimates of environmental remediation costs; and accounting for long-term contracts. Actual results could differ from those estimates.

Foreign Currency Translation

The company has certain operations outside the United States that prepare financial statements in currencies other than the U.S. dollar. For these operations, results of operations and cash flows are translated using the average exchange rate throughout the period. Assets and liabilities are generally translated at end of period rates. The gains and losses associated with these translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders' equity.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. The carrying amounts of these items as well as trade accounts payable and notes payable approximate fair value due to the short-term maturity of these instruments. At December 31, 2010 and 2009, there was one customer that represented 13.5% and 13.0%, respectively, of consolidated accounts receivable. No individual customer accounted for more than 10% of consolidated net sales. Foreign sales were approximately 12.1%, 14.9% and 14.6% of the company's net sales in 2010, 2009 and 2008, respectively, and are concentrated in the United Kingdom, Canada, Germany, Mexico, New Zealand, Australia and Asia.

Additional Cash Flow Information

On February 12, 2009, the Company completed the transfer of ownership of the Australian SH-2G(A) Super Seasprite Program inventory and equipment. See Note 7, Inventories, for further discussion.

Non-cash investing activities in 2008 include $2.4 million in costs related to the acquisitions made by the Company's Industrial Distribution segment as well as the purchase of the NAVAIR property for $10.3 million, which represents the assumption of the associated environmental remediation costs. See Note 11, Environmental Costs, for further discussion. There were no non-cash investing activities in 2010 and 2009.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Additional Cash Flow Information – Continued

Non-cash financing activities in 2010 include an adjustment to other comprehensive income related to the underfunding of the pension and SERP plans and changes in the fair value of derivative financial instruments that qualified for hedge accounting. The total adjustment was $22.4 million, net of tax of $13.7 million. Non-cash financing activities in 2009 include an adjustment to other comprehensive income related to the underfunding of the pension and SERP plans and changes in the fair value of derivative financial instruments that qualified for hedge accounting. The total adjustment was $6.4 million, net of tax of $3.8 million. Non-cash financing activities in 2008 include an adjustment to other comprehensive income related to the underfunding of the pension and SERP plans and changes in the fair value of derivative financial instruments that qualified for hedge accounting. The total adjustment was $120.4 million, net of tax of $73.8 million. The Company describes its pension obligations in more detail in Note 16, Pension Plans.

Revenue Recognition

Sales and estimated profits under long-term contracts are generally recognized using the percentage-of-completion method of accounting, using as a measurement basis either a ratio that costs incurred bear to estimated total costs (after giving effect to estimates of costs to complete based upon most recent information for each contract) or units-of-delivery. Reviews of contracts are made routinely throughout their lives and the impact of revisions in profit estimates are recorded in the accounting period in which the revisions are made. Any anticipated contract losses are charged to operations when first indicated. In cases where we have multiple contracts with a single customer, each contract is generally treated as a separate profit center and accounted for as such. Except in the case of contracts accounted for using the cost-to-cost method of percentage of completion accounting, revenues are recognized when the product has been shipped or delivered, depending upon when title and risk of loss have passed. For certain U.S. government contracts delivery is deemed to have occurred when work is substantially complete and acceptance by the customer has occurred by execution of a Material Inspection and Receiving Report, DD Form 250 or Memorandum of Shipment.

Sales contracts are initially reviewed to ascertain if they involve multiple element arrangements. If such an arrangement exists and there is no evidence of stand-alone value for each element of the undelivered items, recognition of sales for the arrangement is deferred until all elements of the arrangement are delivered and risk of loss and title have passed. For elements that do have stand-alone value or contracts that are not considered multiple element arrangements, sales and related costs of sales are recognized when services have been completed or the product has been shipped or delivered depending upon when title and risk of loss have passed.

As of December 31, 2010 and 2009, approximately $2.6 million and $2.8 million, respectively, of pre-contract costs were included in inventory, which, in both cases, represented 1% of total inventory. Pre-contract costs incurred for items such as materials or tooling for anticipated contracts are included in inventory if recovery of such costs is considered probable. Thereafter, if the Company determines it will not be awarded an anticipated contract and the associated pre-contract costs cannot be applied to another program the costs are expensed immediately. Learning or start-up costs incurred in connection with existing or anticipated follow-on contracts are charged to the existing contract unless the terms of the contract permit recovery of these costs over a specific contractual term and provide for reimbursement if the contract is cancelled.

If it is probable that a claim with respect to change orders will result in additional contract revenue and the amount of such additional revenue can be reliably estimated, then the additional contract revenue is considered in our accounting for the program, but only if the contract provides a legal basis for the claim, the additional costs were unforeseen and not caused by deficiencies in our performance, the costs are identifiable and reasonable in view of the work performed and the evidence supporting the claim is objective and verifiable. If these requirements are met, the claim portion of the program is accounted for separately to ensure revenue from the claim is recorded only to the extent claim related costs have been incurred; accordingly, no profit with respect to such costs is recorded until the change order is formally approved. If these requirements are not met, the forecast of total contract cost at completion (which is used to calculate the gross margin rate) for the basic contract is increased to include all incurred and anticipated claim related costs.

Recognition of sales not accounted for under the cost-to-cost method of percentage of completion accounting occurs when the sales price is fixed, collectability is reasonably assured and the product's title and risk of loss has transferred to the customer. The Company includes freight costs charged to customers in net sales and the correlating expense as a cost of sales. Sales tax collected from customers is excluded from net sales in the accompanying Consolidated Statements of Operations.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales includes costs of products and services sold (i.e., purchased product, raw material, direct labor, engineering labor, outbound freight charges, depreciation and amortization, indirect costs and overhead charges). Selling expenses primarily consist of advertising, promotion, bid and proposal, employee payroll and corresponding benefits and commissions paid to sales and marketing personnel. General and administrative expenses primarily consist of employee payroll including executive, administrative and financial personnel and corresponding benefits, incentive compensation, independent research and development, consulting expenses, warehousing costs, depreciation and amortization. The Aerospace segment includes general and administrative expenses as an element of program cost and inventory for certain government contracts.

Certain inventory related costs, including purchasing costs, receiving costs and inspection costs, for the Industrial Distribution segment are not included in the cost of sales line item. For the years ended December 31, 2010, 2009 and 2008, $2.1 million, $2.4 million and $2.7 million, respectively, of such costs are included in general and administrative expenses.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and short-term cash investments. These investments are liquid in nature and have original maturities of three months or less. Book overdraft positions, which occur when total outstanding issued checks exceed available cash balances at a single financial institution at the end of a reporting period, are reclassified to accounts payable within the consolidated balance sheets. At December 31, 2010 and 2009, the Company had book overdrafts of $13.4 million and $15.2 million, respectively, classified in accounts payable.

Accounts Receivable

The Company has three types of accounts receivable: (a) Trade receivables, which consist of amounts billed and currently due from customers; (b) U.S. Government contracts, which consist of (1) amounts billed, and (2) costs and accrued profit – not billed; and (c) Commercial and other government contracts, which consist of (1) amounts billed, and (2) costs and accrued profit – not billed.

The allowance for doubtful accounts reflects management's best estimate of probable losses inherent in the trade accounts receivable and billed contracts balance. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence.

Inventories

Inventory of merchandise for resale is stated at cost (using the average costing method) or market, whichever is lower. Contracts and other work in process and finished goods are valued at production cost represented by raw material, labor and overhead. Initial tooling and startup costs may be included, where applicable. Contracts and other work in process and finished goods are not reported at amounts in excess of net realizable values. The Company includes raw material amounts in the contracts in process and other work in process balances. Raw material includes certain general stock materials but primarily relates to purchases that were made in anticipation of specific programs for which production has not been started as of the balance sheet date. The total amount of raw material included in these work in process amounts is less than 5% of the total inventory balance.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation is computed primarily on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives for buildings range from 15 to 30 years and for leasehold improvements range from 5 to 20 years, whereas machinery, office furniture and equipment generally have useful lives ranging from 3 to 10 years. At the time of retirement or disposal, the acquisition cost of the asset and related accumulated depreciation are eliminated and any gain or loss is credited to or charged against income.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, Plant and Equipment – Continued

Long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Maintenance and repair items are charged against income as incurred, whereas renewals and betterments are capitalized and depreciated.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination and is reviewed for impairment at least annually. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

Fair value of the reporting unit is determined using an income methodology based on management's estimates of forecasted cash flows for each business unit, with those cash flows discounted to present value using rates commensurate with the risks of those cash flows. In addition, management used a market-based valuation method involving analysis of market multiples of revenues and earnings before interest, taxes, depreciation and amortization ("EBITDA") for (i) a group of comparable public companies and (ii) recent transactions, if any, involving comparable companies. If the fair value of the reporting unit exceeds its carrying value, step two need not be performed.

Goodwill and intangible assets with indefinite lives are evaluated annually for impairment in the fourth quarter, based on annual forecast information. Intangible assets with finite lives are amortized using the straight-line method over their estimated period of benefit. The goodwill and other intangible assets are also reviewed for possible impairment whenever changes in conditions indicate that the fair value of a reporting unit is below its carrying value. See Note 9, Goodwill and Other Intangible Assets, Net, for discussion of the goodwill impairment charges recorded during 2010 and 2008. No such charge was taken during 2009.

Product Warranty Costs

Reserves are recorded on the consolidated balance sheet in other accruals and payables to reflect the Company's contractual liabilities related to warranty commitments to customers. Warranty coverage of various lengths and terms is provided to customers based upon standard terms and conditions or negotiated contractual agreements. An estimated warranty expense is recorded at the time of the sale based upon historical warranty return rates and repair costs, or at the point in time when a specific warranty related expense is considered probable and can be estimated.

Vendor Incentives

The Company's Industrial Distribution segment enters into agreements with certain vendors providing for inventory purchase incentives that are generally earned upon achieving specified volume-purchasing levels. The company recognizes rebate income relative to specific rebate programs as a reduction of the cost of inventory based on a systematic and rational allocation of the cash consideration offered to each of the underlying transactions that results in progress toward earning the rebate, provided that the amounts are probable and reasonably estimable. As of December 31, 2010 and 2009, total vendor incentive receivables, included in other current assets, was approximately $12.0 million and $8.1 million, respectively.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Self-Insured Retentions

To limit exposure to losses related to group health, workers' compensation, auto and product general liability claims, the Company obtains third-party insurance coverage. The Company has varying levels of deductibles for these claims. The total liability/deductible for group health is limited to $0.2 million per claim, workers' compensation is limited to $0.4 million per claim and for product/general liability and auto liability the limit is $0.3 million per claim. The cost of such benefits is recognized as expense based on claims filed in each reporting period and an estimate of claims incurred but not reported ("IBNR") during such period. The estimates for the IBNR are based upon historical trends and information provided to us by the claims administrators, and are periodically revised to reflect changes in loss trends. These amounts are included in other accruals and payables on the consolidated balance sheets.

Liabilities associated with these claims are estimated in part by considering historical claims experience, severity factors and other actuarial assumptions. Projections of future losses are inherently uncertain because of the random nature of insurance claim occurrences and changes that could occur in actuarial assumptions. Such self-insurance accruals will likely include claims for which the ultimate losses will be settled over a period of years.

Research and Development

Government sponsored research expenditures (which are included in cost of sales) were $7.5 million in 2010, $7.7 million in 2009, and $6.3 million in 2008. Research and development costs not specifically covered by contracts are charged against income as incurred and included in selling, general and administrative expenses. Such costs amounted to $4.2 million, $4.1 million and $4.2 million in 2010, 2009 and 2008, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company records a benefit for uncertain tax positions in the financial statements only when it determines it is more likely than not that such a position will be sustained upon examination by taxing authorities based on the technical merits of the position. Unrecognized tax benefits represent the difference between the position taken in the tax return and the benefit reflected in the financial statements.

Share-Based Payment Arrangements

The Company records compensation expense for share-based awards based upon an assessment of the grant date fair value of the awards. The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. A number of assumptions are used to determine the fair value of options granted. These include expected term, dividend yield, volatility of the options and the risk free interest rate.

Derivative Financial Instruments

The Company is exposed to certain risks relating to its ongoing business operations, including market risks relating to fluctuations in foreign currency exchange rates and interest rates. Derivative financial instruments are recognized on the consolidated balance sheets as either assets or liabilities and are measured at fair value. Changes in the fair values of derivatives are recorded each period in earnings or accumulated other comprehensive income, depending on whether a derivative is effective as part of a hedged transaction. Gains and losses on derivative instruments reported in accumulated other comprehensive income are subsequently included in earnings in the periods in which earnings are affected by the hedged item. The Company does not use derivative instruments for speculative purposes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Pension Accounting

The Company accounts for its defined benefit pension plan by recognizing the overfunded or underfunded status of the plans, calculated as the difference between the plan assets and the projected benefit obligation, as an asset or liability on the balance sheet, with changes in the funded status recognized through comprehensive income in the year in which they occur.

Recent Accounting Standards

In September 2009, the Financial Accounting Standards Board ("FASB") issued guidance related to revenue recognition for multiple element deliverables which eliminates the requirement that all undelivered elements must have objective and reliable evidence of fair value before a company can recognize the portion of the consideration that is attributable to items that already have been delivered. Under the new guidance, the relative selling price method is required to be used in allocating consideration between deliverables and the residual value method will no longer be permitted. This guidance is effective prospectively for revenue arrangements entered into or materially modified on or after January 1, 2011, although early adoption is permitted. A company may elect, but will not be required, to adopt the amendments retrospectively for all prior periods. The Company does not believe the adoption of this guidance will have a material impact on its consolidated financial statements.

In January 2010, the FASB issued changes to disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose, in the reconciliation of fair value measurements using significant unobservable inputs (Level 3), separate information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). These changes become effective beginning January 1, 2011. The Company has determined that these changes will not have a material impact on its consolidated financial statements.

Effective January 1, 2010, the Company adopted changes issued by the FASB on January 21, 2010, to disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. The adoption of these changes had no impact on the consolidated financial statements.

Effective January 1, 2010, the Company adopted changes issued by the FASB on February 24, 2010, to accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued, otherwise known as "subsequent events." Specifically, these changes clarified that an entity that is required to file or furnish its financial statements with the Securities and Exchange Commission ("SEC") is not required to disclose the date through which subsequent events have been evaluated. Other than the elimination of the disclosure of the date through which management has performed its evaluation for subsequent events, the adoption of these changes had no impact on the consolidated financial statements.

In March 2010, the FASB issued changes related to existing accounting requirements for embedded credit derivatives. Specifically, the changes clarify the scope exception regarding when embedded credit derivative features are not considered embedded derivatives subject to potential bifurcation and separate accounting. These changes became effective on July 1, 2010. The Company has determined these changes will not have an impact on its consolidated financial statements.

2. DISCONTINUED OPERATIONS

In December 2007, the Company completed its sale of all of the capital stock of its wholly owned subsidiary, Kaman Music Corporation, to Fender Musical Instruments Corporation. During 2008, the Company recorded a gain on disposal of discontinued operations of $0.5 million, related to working capital adjustments for this transaction.

3. ACQUISITIONS

The Company incurred acquisition costs of $65.1 million, $0.7 million and $106.1 million during 2010, 2009 and 2008, respectively. Included in these acquisition costs are contingency payments to the former owners of the Aerospace Orlando facility. These payments are based on the attainment of certain milestones, and over the term of the agreement could total $25.0 million. These contingency payments are recorded as additional goodwill and totaled $1.4 million, $0.2 million and $0.9 million during 2010, 2009 and 2008, respectively.

On December 10, 2010, the Company acquired Global Aerosystems, LLC ("Global") of Everett, WA for $15.3 million, inclusive of working capital adjustments. Global has become a part of the Company's Aerospace segment. Global, founded in 2006, is a provider of aerostructure engineering design analysis and FAA certification services to the aerospace industry.

On April 30, 2010, the Company acquired Minarik Corporation ("Minarik") of Glendale, California for $42.5 million, inclusive of working capital adjustments. Minarik has become part of the Company's Industrial Distribution segment. Minarik, founded in 1952, is a national distributor of motion control and automation products and features a broad product offering including many of the leading brands of sensors, drives, motors and automation control products serving U.S. manufacturers. Minarik operates from nineteen branch locations in most of the major high technology and OEM markets in the U.S.

On April 5, 2010, the Company acquired Allied Bearings Supply Company ("Allied") of Tulsa, Oklahoma for $15.2 million, inclusive of working capital adjustments. Allied has become part of the Company's Industrial Distribution segment. Allied, founded in 1934, is a distributor of bearings, power transmission, material handling, and industrial supplies to diverse markets including the oil, gas, refinery, drilling equipment, steel, cement, paper, and food industries. In addition to Tulsa, Allied also had branches in Oklahoma City, Pryor, Ponca City, Ardmore and Muskogee, Oklahoma; Fort Smith, Arkansas; and Houston, Texas.

On February 26, 2010, the Company acquired the assets of Fawick de Mexico, S.A. de C. V. ("Fawick") of Mexico City, Mexico for $4.9 million, inclusive of working capital adjustments. Fawick has become a part of the Industrial Distribution segment's Mexican subsidiary. Fawick, founded in 1965, is a distributor of fluid power and lubrication products, equipment and systems to a wide variety of industries throughout Mexico. In addition, Fawick offers value added services in the areas of pump maintenance and hydraulic and lubrication systems.

3. ACQUISITIONS (CONTINUED)

These acquisitions were accounted for as purchase transactions. In each case, the value of the assets acquired and liabilities assumed was allocated to tangible and intangible assets based on their fair value at the date of acquisition. The combined allocation for the four acquisitions is as follows (in thousands):

Cash	$	6,094
Accounts receivable, net		20,545
Inventories		12,275
Property, plant and equipment		4,501
Other tangible assets		4,832
Goodwill		32,922
Other intangible assets		23,642
Debt		(1,418)
Other liabilities		(20,769)
Total of net assets acquired		82,624
Less cash received		(6,094)
Plus debt assumed		1,418
Total consideration	$	77,948

The Company has paid $65.1 million of the total consideration of $77.9 million through December 31, 2010. The remaining $12.8 million includes amounts relating to holdback provisions and debt payments of the acquired businesses that the Company has assumed. The goodwill associated with the acquisitions of Minarik, Allied and Fawick are not deductible for tax purposes. The goodwill associated with the acquisition of Global is deductible for tax purposes. The goodwill for each acquisition is the result of expected synergies from combining the operations of the acquired businesses with the Company's operations and intangible assets that do not qualify for separate recognition, such as an assembled workforce. There are $97.5 million in revenues from these acquisitions included in the Consolidated Statement of Operations for the year ended December 31, 2010.

The fair value of the combined identifiable intangible assets of $23.6 million, consisting of trade names, customer relationships, non-compete agreements and developed technologies, was determined using the income approach. Specifically, the relief-from-royalty method was utilized for the trade names, the discounted cash flows method was utilized for the customer relationships and non-compete agreements, and the replacement cost method was used for the developed technologies. The trade names, $0.8 million, are being amortized over a period of 3 to 7 years, the customer relationships, $20.1 million, are being amortized over a period of 10 to 15 years, the non-compete agreements, $2.0 million, are being amortized over a period of 1 to 5 years and the developed technologies, $0.7 million, are being amortized over a period of 5-7 years, the estimated lives of the assets.

During 2008, the Company acquired three businesses, which were accounted for as purchase transactions. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on estimates of fair value. The excess of the purchase price over the fair value of the net assets acquired, including intangible assets, was allocated to goodwill. The operating results for Brookhouse Holdings Ltd ("U.K. Composites"), acquired in June 2008, Industrial Supply Corp ("ISC"), acquired in March 2008, and Industrial Rubber and Mechanics Inc. ("INRUMEC"), acquired in October 2008, have been included in our consolidated financial statements from the date of acquisition.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	At December 31,	
In thousands	2010	2009
Trade receivables	$ 102,679	$ 65,524
U.S. Government contracts:		
Billed	37,278	33,784
Costs and accrued profit – not billed	7,521	7,034
Commercial and other government contracts:		
Billed	29,973	30,046
Costs and accrued profit – not billed	-	1,442
Less allowance for doubtful accounts	(3,831)	(2,407)
Total	$ 173,620	$ 135,423

Accounts receivable, net includes amounts for matters such as contract changes, negotiated settlements and claims for unanticipated contract costs, which totaled $0.5 million and $0.9 million at December 31, 2010 and 2009, respectively.

5. FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The Company uses a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires us to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.
- Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for markets that are not active or other inputs that are observable or can be corroborated by observable market data.
- Level 3 — Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

5. FAIR VALUE MEASUREMENTS (CONTINUED)

Recurring Fair Value Measurements

The table below segregates all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine their fair value at the measurement date:

	Total Carrying Value at December 31, 2010	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Derivative instruments	$ 12,623	$ -	$ 12,623	$ -
Total Assets	$ 12,623	$ -	$ 12,623	$ -
Derivative instruments	$ 806	$ -	$ 806	$ -
Total Liabilities	$ 806	$ -	$ 806	$ -

	Total Carrying Value at December 31, 2009	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Derivative instruments	$ 7,047	$ -	$ 7,047	$ -
Total Assets	$ 7,047	$ -	$ 7,047	$ -
Derivative instruments	$ 664	$ -	$ 664	$ -
Total Liabilities	$ 664	$ -	$ 664	$ -

The Company's derivative instruments are foreign exchange contracts and interest rate swaps that are measured at fair value using observable market inputs such as forward rates and our counterparties' credit risks. Based on these inputs, the derivative instruments are classified within Level 2 of the valuation hierarchy and have been included in other current assets, other assets and other long-term liabilities on the Consolidated Balance Sheets at December 31, 2010 and 2009. Based on the continued ability to trade and enter into forward contracts and interest rate swaps, we consider the markets for our fair value instruments to be active.

The Company evaluated the credit risk associated with the counterparties to these derivative instruments and determined that as of December 31, 2010, such credit risks have not had an adverse impact on the fair value of these instruments.

Nonrecurring Fair Value Measurements

Goodwill and indefinite-lived intangible assets are tested for possible impairment during the fourth quarter of each year. During 2010, management concluded that the carrying value of goodwill at its U.K. Composites reporting unit exceeded its fair value and, accordingly, recorded an impairment charge totaling $6.4 million to write down the goodwill to its implied fair value. After the $6.4 million charge there was $30.7 million of goodwill remaining at December 31, 2010 for this reporting unit. See Note 9, Goodwill and Intangible Assets, Net, for further discussion.

The nonrecurring fair value measurement for goodwill was developed using significant unobservable inputs (Level 3). For Step 1 of the impairment analysis, the primary valuation technique used was an income methodology based on management's estimates of forecasted cash flows for each business unit, with those cash flows discounted to present value using rates commensurate with the risks of those cash flows. In addition, management used a market-based valuation method involving analysis of market multiples of revenues and earnings before interest, taxes, depreciation and amortization ("EBITDA") for (i) a group of comparable public companies and (ii) recent transactions, if any, involving comparable companies. Valuation methods used to perform the Step determination of the fair value of the reporting unit's assets and liabilities in order to perform a purchase price allocation included the income and market approach depending on the nature of the asset/liability. Assumptions used by management were similar to those that would be used by market participants performing valuations of this reporting unit.

6. DERIVATIVE FINANCIAL INSTRUMENTS

Derivatives Designated as Cash Flow Hedges

The Company's Term Loan Credit Agreement ("Term Loan") contains floating rate obligations and is subject to interest rate fluctuations. During 2009, the Company entered into interest rate swap agreements for the purposes of hedging the eight quarterly variable-rate interest payments on its Term Loan due in 2010 and 2011. These interest rate swap agreements are designated as cash flow hedges and are intended to manage interest rate risk associated with the Company's variable-rate borrowings and minimize the impact of interest rate fluctuations on the Company's earnings and cash flows attributable to changes in LIBOR rates. The Company will include in earnings amounts currently included in accumulated other comprehensive income upon payment of its next four quarterly variable-rate interest payments.

The Company holds forward exchange contracts designed to hedge forecasted transactions denominated in foreign currencies and to minimize the impact of foreign currency fluctuations on the Company's earnings and cash flows. Some of these contracts were designated as cash flow hedges. The Company will include in earnings amounts currently included in accumulated other comprehensive income upon recognition of cost of sales related to the underlying transaction.

The following table shows the fair value of derivative instruments designated as cash flow hedging instruments (in thousands):

	Balance Sheet Location	Fair Value December 31, 2010	Fair Value December 31, 2009	Notional Amount
Derivative Liabilities				
Interest rate swap contracts.........	Other liabilities	$ 806	$ 607	$40,000 - $45,000
Total...		$ 806	$ 607	

The following table shows the gain or (loss) recognized in other comprehensive income for derivatives designated as cash flow hedges:

In thousands	For the year ended December 31, 2010	2009	2008
Foreign exchange contracts (a).....	$ -	$ (37)	$ 244
Foreign exchange contracts (b).....	-	(1,941)	1,053
Interest rate swap contracts...........	(792)	(607)	-
Total...	$ (792)	$ (2,585)	$ 1,297

a) Forward exchange contract dedesignated on July 4, 2010. See information below for amounts recognized in the Consolidated Statement of Operations after dedesignation.
b) Forward exchange contract dedesignated on February 12, 2010. See information below for amounts recognized in the Consolidated Statement of Operations after dedesignation.

During 2010, the loss reclassified to income from other comprehensive income for derivative instruments designated as cash flow hedges was $0.6 million. During 2009 the loss reclassified from other comprehensive income for derivative instruments designated as cash flow hedges was not material. No amounts were reclassified during 2008. Over the next twelve months the amount related to cash flow hedges expected to be reclassified to income from other comprehensive income is $0.7 million.

During 2009, the amount recorded in other income for the ineffective portion of derivative instruments designated as cash flow hedges was not material. No such amounts were recorded during 2010 or 2008.

6. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

Derivatives Not Designated as Hedging Instruments

The following table shows the fair value of derivative instruments not designated as hedging instruments:

In thousands	Balance Sheet Location	Fair Value December 31, 2010	Fair Value December 31, 2009	Notional Amount
Derivative Assets				
Foreign exchange contracts.........	Other current assets	$ -	$ 16	$135
Foreign exchange contracts.........	Other current assets	-	72	187 Euro
Foreign exchange contracts.........	Other current assets	10	-	350 Euro
Foreign exchange contracts.........	Other current assets / Other assets	12,613	6,959	36,516 Australian Dollars
Total..		$ 12,623	$ 7,047	
Derivative Liabilities				
Foreign exchange contracts.........	Other current liabilities	$ -	$ 57	$1,900
Total..		$ -	$ 57	

On February 12, 2010, the Company dedesignated the forward contract it had entered into to hedge $36.5 million (AUD) of its $39.5 million (AUD) future minimum required payments to the Commonwealth of Australia. At December 31, 2010, the U.S. dollar value of the $36.5 million (AUD) payable was $37.3 million.

On July 4, 2010, the Company dedesignated the forward contract it had entered into to hedge future Euro obligations, due to a change in the timing of those payments.

The following table shows the location and amount of the gain or (loss) recognized on the Consolidated Statements of Operations for derivatives not designated as hedge instruments:

In thousands	Income Statement Location	For the year ended December 31, 2010	2009	2008
Derivative Assets				
Foreign exchange contracts...........	Other expense, net	$ 5	$ 45	$ -
Foreign exchange contracts...........	Other expense, net	(55)	85	-
Foreign exchange contracts...........	Other expense, net	10	-	-
Foreign exchange contracts (a)......	Other expense, net	5,654	8,122	-
Total...		$ 5,614	$ 8,252	$ -
Derivative Liabilities				
Foreign exchange contracts...........	Other expense, net	$ (61)	$ (57)	$ -
Total...		$ (61)	$ (57)	$ -

a) For the years ended December 31, 2010 and 2009, the Company recorded expense of $4.5 million and $9.0 million in Other expense, net, respectively, related to the change in the value of the $36.5 million (AUD) payable.

6. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

Hedges of a Net Investment in Foreign Operations

Prior to 2010, the Company maintained a Euro note, part of the revolving credit facility, which qualified and had been designated as an effective hedge against the Company's investment in its German subsidiary (RWG). This loan was repaid during the fourth quarter of 2009.

The following table shows the amount of the translation gain associated with the Euro note recorded in other comprehensive income:

		For the year ended December 31,		
	Location	2010	2009	2008
In thousands				
Euro note.........	Cumulative Translation Adjustment	$ -	$ 706	$ (116)
Total		$ -	$ 706	$ (116)

The Company did not reclassify any amounts associated with this note from other comprehensive income to earnings during the years ended December 31, 2010, 2009 and 2008 and the Company does not expect to reclassify any such amounts over the next twelve months.

7. INVENTORIES

Inventories consist of the following:

	At December 31,	
	2010	2009
In thousands		
Merchandise for resale.........	$ 113,841	$ 95,904
Contracts in process:		
U.S. Government, net of progress payments of $39,541 and $40,377 in 2010 and 2009, respectively.........	66,109	52,754
Commercial and other government contracts.........	44,097	40,903
Other work in process (including certain general stock materials).........	74,004	77,085
Finished goods.........	18,848	18,617
Total.........	$ 316,899	$ 285,263

The increase in merchandise for resale is partially attributable to the three acquisitions in the Industrial Distribution segment. Inventories include amounts associated with matters such as contract changes, negotiated settlements and claims for unanticipated contract costs, which totaled $10.4 million and $11.5 million at December 31, 2010 and December 31, 2009, respectively. The Company records revenue associated with these matters only when recovery can be estimated reliably and realization is probable. The reduction in this balance is due to the Company finalizing the contract price negotiations with Sikorsky related to the Canadian MH-92 helicopter program. This resulted in an increase in the contract value from approximately $6.0 million to approximately $11.0 million. Because this increase was less that anticipated, we recorded an additional contract loss of $2.0 million.

The amount of general and administrative costs charged to inventory by the Aerospace segment during 2010 and 2009 were $45.0 million and $39.1 million, respectively. The estimated amounts of general and administrative costs remaining in contracts in process at December 31, 2010 and 2009 are $9.3 million and $6.8 million, respectively. These estimates are based on the ratio of such costs to total costs of production.

The Company had inventory of $6.1 million and $5.7 million as of December 31, 2010 and 2009, respectively, on consignment at customer locations, the majority of which is located with Industrial Distribution segment customers.

K-MAX® inventory of $23.7 million and $24.6 million as of December 31, 2010 and 2009, respectively, is included in contracts and other work in process inventory and finished goods. Management believes that a significant portion of this K-MAX® inventory will be sold after December 31, 2011, based upon the anticipation of supporting the fleet for the foreseeable future.

7. INVENTORIES (CONTINUED)

On February 12, 2009, the Company completed the transfer of ownership of the Australian SH-2G(A) Super Seasprite Program inventory and equipment. As a result, the Company recorded $51.7 million of contracts and other work in process inventory, which represented the following:

In thousands		
Net unbilled accounts receivable (a)	$	32,041
Accrued contract loss eliminated		(6,072)
USD equivalent of $39.5 million (AUD) minimum liability due to the Commonwealth of Australia (translated at the exchange rate in effect on the transaction date, which was 0.6522)		25,772
Total inventory recorded on February 12, 2009	$	51,741

(a) The unbilled receivables associated with the SH-2G(A) program were $40.6 million and the balance of amounts received as advances on this contract was $8.6 million.

SH-2G(I), formerly SH-2G(A), inventory of $53.7 million and $55.0 million at December 31, 2010 and 2009, respectively, is included in contracts and other work in process inventory. Management believes that a significant portion of this inventory could be sold after December 31, 2011, based upon the time needed to market the aircraft and prepare them for sale. For more information on the SH-2G(I) inventory, see Note 18, Commitments and Contingencies.

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net is summarized as follows:

	At December 31,			
	2010		2009	
In thousands				
Land	$	10,537	$	9,547
Buildings		45,789		41,445
Leasehold improvements		15,165		15,458
Machinery, office furniture and equipment		143,574		132,612
Construction in process		5,339		1,402
Total		220,404		200,464
Less accumulated depreciation		(130,685)		(119,142)
Property, plant and equipment, net	$	89,719	$	81,322

The Aerospace segment charged excess capacity and related costs of $1.0 million in 2008 to cost of sales. In 2010 and 2009, such charges were not significant.

Depreciation expense was $14.7 million, $13.2 million and $11.4 million for 2010, 2009 and 2008, respectively.

9. GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Goodwill

The following table sets forth the change in the carrying amount of goodwill for each reportable segment and for the Company:

	2010			2009		
In thousands	Industrial Distribution	Aerospace	Total	Industrial Distribution	Aerospace	Total
Gross balance at beginning of period	$ 15,423	$ 80,577	$ 96,000	$ 15,615	$ 75,789	$ 91,404
Accumulated impairment	-	(7,810)	(7,810)	-	(7,810)	(7,810)
Net balance at beginning of period	15,423	72,767	88,190	15,615	67,979	83,594
Additions	24,416	10,448	34,864	21	206	227
Impairments	-	(6,371)	(6,371)	-	-	-
Foreign currency	29	(1,894)	(1,865)	(213)	4,582	4,369
Ending balance at end of period	$ 39,868	$ 74,950	$ 114,818	$ 15,423	$ 72,767	$ 88,190

During the first quarter of 2010, the Company was informally notified by a customer of its intent to terminate a contract that had been obtained in the Company's acquisition of U.K. Composites. The Company recognized $0.6 million in sales related to the contract in question during the year ended December 31, 2008. No sales were recognized during the years ended December 31, 2010 or 2009. Throughout the year, management worked with this customer to find an acceptable resolution and maintain the work there under. During the fourth quarter the Company received a contract termination notice and, as a result, removed all future revenue and related profit associated with this contract from the reporting unit's projections when preparing its annual test for impairment. The Company does not believe the termination of the contract will have any significant impact on its liquidity. This contract loss, in addition to a reduction in revenue for other programs, reduced the revenue and earnings growth forecast to levels below those anticipated at the reporting unit's acquisition in 2008, creating a situation in which Step 1 of the impairment analysis resulted in a fair value for the reporting unit below its carrying value. Prior to proceeding to Step 2 of the impairment analysis, management assessed the tangible and intangible assets subject to amortization to determine if they were impaired. Based on this analysis these assets were not impaired. Upon completion of the Step 2 impairment analysis, the Company recorded a non-cash non-tax deductible goodwill impairment charge of $6.4 million, or 17% of the reporting units total goodwill balance, to reduce the carrying value of goodwill to its implied fair value. This charge has been included in the operating results of the Company's Aerospace segment. See Note 5, Fair Value Measurements, in the Notes to Consolidated Financial Statements, for further discussion.

During 2008, our Aerospace Wichita reporting unit experienced production and quality issues, which resulted in the separate termination of two long-term contracts. Due to the loss of the two major contracts as well as the continued production and quality issues, the Company performed a goodwill impairment analysis for this reporting unit as of June 27, 2008. The resulting non-cash goodwill impairment charge was $7.8 million, which represented the entire goodwill balance for this reporting unit.

Other Intangible Assets

Other intangible assets consisted of:

		At December 31, 2010		At December 31, 2009	
In thousands	Amortization Period	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Customer lists / relationships	10-21 years	$ 50,798	$ (5,135)	$ 30,632	$ (2,559)
Trademarks / trade names	3-7 years	1,396	(403)	1,007	(627)
Non-Compete Agreements and other	1-9 years	3,902	(1,345)	1,397	(736)
Patents	17 years	657	(442)	669	(438)
Total		$ 56,753	$ (7,325)	$ 33,705	$ (4,360)

9. GOODWILL AND OTHER INTANGIBLE ASSETS, NET (CONTINUED)

Other Intangible Assets - Continued

The increase in the goodwill and other intangible assets balance at December 31, 2010 as compared to December 31, 2009 is primarily due to the acquisitions of Fawick, Allied, Minarik and Global. See Note 3, Acquisitions, for further discussion of the acquisitions. Intangible asset amortization expense was $3.5 million, $2.1 million and $1.1 million in 2010, 2009 and 2008, respectively. Amortization expense for the next five years is expected to approximate $4.8 million per year.

In order to determine the useful life of our customer lists/relationships acquired in 2010, the Company considered numerous factors, most importantly the industry considerations associated with the acquired entity. The Company determined the amortization period for the customer list/relationships intangible assets for its 2010 aerospace acquisition based primarily on the program development life cycles. The Company determined the amortization period for the customer lists/relationships intangible assets for its Industrial Distribution acquisitions in 2010 based primarily on an analysis of their historical customer sales attrition information.

10. ACCRUED CONTRACT LOSSES

The following is a summary of activity and balances associated with accrued contract losses, which is included in Other accruals and payables on the Consolidated Balance Sheet:

In thousands		2010		2009
Balance at January 1	$	1,310	$	9,714
Additions to loss accrual		5,440		3,407
Costs incurred		(3,190)		(5,289)
Elimination of Australian loss accrual		-		(6,072)
Release to income		153		(450)
Balance at December 31	$	3,713	$	1,310

The additions in 2010 relate to additional costs on the Sikorsky Canadian MH-92 program, the Bell Helicopter composite blade skins and skin core assembly program and a non-JPF fuze program. The Sikorsky Canadian MH-92 helicopter program includes the manufacture and assembly of composite tail rotor pylons. This program has undergone numerous customer-directed design changes causing costs on this program to exceed the price for the contract. During the third quarter of 2010, we finalized the contract price negotiations for this program increasing the contract value from approximately $6.0 million to approximately $11.0 million. Although we received additional consideration for this contract we were not able to recover all the anticipated cost growth and because the price was less than anticipated we recorded a $2.0 million contract loss during the third quarter of 2010. To date, we have recorded $6.8 million in contract losses on the Sikorsky Canadian MH-92 program, of which $3.3 million was recorded in 2010 and $0.6 million recorded in 2009.

The additions in 2009 relate primarily to work performed on the unmanned K-MAX® program and legacy fuze programs. During 2008, the Company and the Commonwealth of Australia terminated the SH-2G(A) Super Seasprite program on mutually agreed terms. As a result of this termination agreement, the remaining accrued contract loss of $6.1 million was eliminated in connection with the transfer of the Australian program inventory and equipment to the Company on February 12, 2009. This matter is discussed more fully in Note 18, Commitments and Contingencies.

11. ENVIRONMENTAL COSTS

The following table displays the activity and balances associated with accruals related to environmental costs included in other accruals and payables and other long-term liabilities:

In thousands	2010	2009
Balance at January 1	$ 15,606	$ 16,136
Additions to accrual	1,121	787
Payments	(1,313)	(1,566)
Release to income	(313)	-
Changes in foreign currency exchange rates	(89)	249
Balance at December 31	$ 15,012	$ 15,606

In August 2008, the Company completed its purchase of the portion of the Bloomfield campus that Kaman Aerospace Corporation had leased from NAVAIR for many years. In connection with the purchase, the Company has assumed responsibility for environmental remediation at the facility as may be required under the Connecticut Transfer Act (the "Transfer Act") and it continues the effort to define the scope of the remediation that will be required by the Connecticut Department of Environmental Protection ("CTDEP"). The transaction was recorded by taking the undiscounted estimated remediation liability of $20.8 million and discounting it at a rate of 8% to its present value. The fair value of the Navy Property asset, which approximates the discounted present value of the assumed environmental liability of $10.3 million, is included in Property, Plant and Equipment, net. This remediation process will take many years to complete.

The following represents estimated future payments for the undiscounted environmental remediation liability related to the Bloomfield campus as of December 31, 2010 (in thousands):

2011	$ 1,316
2012	770
2013	888
2014	1,327
2015	637
Thereafter	12,867
Total	$ 17,805

The accrual also includes estimated ongoing environmental remediation costs for the idle Moosup, CT facility and environmental remediation costs that the Company expects to incur at the former Music segment's New Hartford, CT facility and the Aerospace segment's U.K. Composites facilities. The Company continues to assess the work that may be required at each of these facilities, which may result in a change to this accrual. For further discussion of these matters, see Note 18, Commitments and Contingencies.

12. DEBT

Long-Term Debt

The company has long-term debt as follows:

	At December 31,	
In thousands	2010	2009
Revolving credit agreement	$ 3,600	$ 16,800
Term loan	40,000	45,000
Convertible notes	101,843	-
Total	145,443	61,800
Less current portion	5,000	5,000
Total excluding current portion	$ 140,443	$ 56,800

The weighted average interest rate on long-term borrowings outstanding as of December 31, 2010 and 2009 was 3.01% and 2.66%, respectively.

12. DEBT (CONTINUED)

Long-Term Debt - Continued

The aggregate annual maturities of long-term debt for each of the next five years are approximately as follows (in thousands):

2011	$	5,000
2012		5,000
2013		5,000
2014		28,600
2015		-

Revolving Credit and Term Loan Agreements

On September 20, 2010, the Company entered into a four-year $275.0 million Amended and Restated Revolving Credit Agreement with co-lead arrangers Bank of America Securities LLC, JP Morgan Securities LLC, and RBS Citizens N.A. and a syndicate of lenders ("Revolving Credit Agreement"), which replaced its then existing $225.0 million senior revolving credit facility which was due to expire on September 17, 2012 (the "Former Revolving Credit Agreement"). The Revolving Credit Agreement includes an "accordion" feature that allows the Company to increase the aggregate amount available to $350.0 million, subject to additional commitments from lenders. The Revolving Credit Agreement may be used for working capital, letters of credit and other general corporate purposes, including acquisitions.

The Revolving Credit Agreement permits the Company to pay cash dividends. The lenders have been granted a security interest in substantially all of the Company's and its domestic subsidiaries' personal property and other assets (including intellectual property but excluding real estate), including a pledge of 66% of the Company's equity interest in certain foreign subsidiaries and 100% of the Company's equity interest in its domestic subsidiaries, as collateral for the Company's obligations under the Revolving Credit Agreement. At December 31, 2010, there was $3.6 million outstanding under the Revolving Credit Agreement, excluding letters of credit, with $228.2 million available for borrowing. Letters of credit are considered borrowings for purposes of the Revolving Credit Agreement. A total of $43.2 million in letters of credit was outstanding under the Revolving Credit Agreement at December 31, 2010, $37.5 million of which was related to the guaranteed minimum payments to Australia in connection with the ownership transfer of the 11 SH-2G(A) helicopters (along with spare parts and associated equipment). At December 31, 2009, there was $16.8 million outstanding under the Former Revolving Credit Agreement, excluding letters of credit, with $168.2 million available for borrowing. A total of $40.0 million in letters of credit was outstanding under the Former Revolving Credit Agreement at December 31, 2009, $34.2 million of which was related to the Australian SH-2G(A) Super Seasprite Program.

On September 20, 2010, the Company entered into the Second Amended and Restated Term Loan Credit Agreement, which was originally entered into on October 29, 2008 and amended and restated on September 17, 2009 ("Term Loan Agreement"). The Term Loan Agreement, which is in addition to the Revolving Credit Agreement, is a $42.5 million facility with a four-year term. Principal payments of $1.25 million are due quarterly, with $22.5 million of the initial aggregate principal payable in the final quarter. The Company may increase the term loan by up to an aggregate of $50 million with additional commitments from the banks or new commitments from acceptable financial institutions. As of December 31, 2010, $40.0 million was outstanding on the Term Loan Agreement. As of December 31, 2009, $45.0 million was outstanding on the former Term Loan Agreement.

Interest rates on amounts outstanding under the Revolving Credit Agreement and Term Loan Agreement are variable, and are determined based on the Consolidated Senior Secured Leverage Ratio, as defined in the Revolving Credit Agreement. At December 31, 2010, the interest rate for the outstanding amounts on both the Revolving Credit Agreement and Term Loan Agreement was 2.39%. In addition, the Company is required to pay a quarterly commitment fee on the unused revolving loan commitment amount at a rate ranging from 0.35% to 0.50% per annum, based on the Consolidated Senior Secured Leverage Ratio. Fees for outstanding letters of credit range from 2.00% to 3.00%, based on the Consolidated Senior Secured Leverage Ratio.

12. DEBT (CONTINUED)

Revolving Credit and Term Loan Agreements - Continued

The financial covenants associated with the Revolving Credit Agreement and Term Loan Agreement include a requirement that (i) the ratio of Consolidated Senior Secured Indebtedness to Consolidated EBITDA, as defined in the Revolving Credit Agreement, cannot be greater than 3.50 to 1.00, (ii) the ratio of Consolidated Total Indebtedness to Consolidated EBITDA, as defined in the Revolving Credit Agreement, cannot be greater than 4.00 to 1.00, and iii) the ratio of Consolidated EBITDA, as defined in the Revolving Credit Agreement, to the sum of (a) all interest, premium payments, debt discounts, fees, charges and related expenses and (b) the portion of rent expense under capital leases that is treated as interest expense cannot be less than 4.00 to 1.00. The Company was in compliance with those financial covenants as of and for the quarter ended December 31, 2010, and management does not anticipate noncompliance in the foreseeable future.

Convertible Notes

In November 2010, the Company issued convertible unsecured notes due on November 15, 2017 in the aggregate principal amount of $115.0 million in a private placement offering. These notes bear 3.25% interest per annum on the principal amount, payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2011. Proceeds from the offering were $111.0 million, net of fees and expenses which were capitalized. The proceeds were used to repay $62.2 million of borrowings outstanding on the Company's Revolving Credit Agreement, make a $25.0 million voluntary contribution to the Qualified Pension Plan and pay $13.2 million for the purchase of call options related to the convertible note offering. See below for further discussion of the call options.

The notes will mature on November 15, 2017, unless earlier redeemed, repurchased by the Company or converted, and are convertible into cash and, at the Company's election, shares of our common stock based on an initial conversion rate, subject to adjustment, of 29.4499 shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $33.96 per share), in certain circumstances. The conversion rate will be subject to adjustment in certain circumstances, but will not be adjusted for accrued and unpaid interest. Upon conversion, the Company will pay cash up to the aggregate principal amount of the notes and pay or deliver cash, shares of its common stock or a combination of cash and shares of its common stock, at its election with respect to any remaining amounts due. Prior to May 15, 2017, the notes are convertible only in the following circumstances: (1) during any fiscal quarter commencing after April 1, 2011 and only during any such fiscal quarter, if the last reported sale price of our common stock was greater than or equal to 130% of the applicable conversion price ($44.15) for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter, (2) upon the occurrence of specified corporate transactions, or (3) during the five consecutive business-day period following any five consecutive trading-day period in which, for each day of that period, the trading price for the notes was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on such trading day. On and after May 15, 2017 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon a change in control or termination of trading, holders of the notes may require us to repurchase all or a portion of their notes for cash at a repurchase price equal to 100% of the principal amount, plus any accrued and unpaid interest.

Because the embedded conversion option is indexed to the Company's own stock and would be classified in stockholders' equity, it therefore does not meet the criterion under FASB Accounting Standards Codification ("ASC") 815 Derivatives and Hedging ("ASC 815") that would require separate accounting as a derivative instrument.

In connection with the offering, we entered into convertible note hedge transactions with affiliates of the initial purchasers. These transactions are intended to reduce the potential dilution to our Company's stockholders upon any future conversion of the notes. The call options, which cost an aggregate $13.2 million, were recorded as a reduction of additional paid-in capital. The Company also entered into warrant transactions concurrently with the offering, pursuant to which we sold warrants to acquire up to approximately 3.4 million shares of our common stock to the same counterparties that entered into the convertible note hedge transactions. Proceeds received from the issuance of the warrants totaled approximately $1.9 million and were recorded as an addition to additional paid-in capital. The convertible note hedge and warrant transactions effectively increased the conversion price of the convertible notes to approximately $44.40 per share of our common stock.

12. DEBT (CONTINUED)

Convertible Notes - Continued

ASC 815 provides that contracts are initially classified as equity if (1) the contract requires physical settlement or net-share settlement, or (2) the contract gives the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The settlement terms of our purchased call options and sold warrant contracts require net-share settlement. Based on the guidance in ASC 815, the purchased call option contracts were recorded as a reduction of equity and the warrants were recorded as an addition to equity as of the trade date. ASC 815 states that a reporting entity shall not consider contracts to be derivative instruments if the contract issued or held by the reporting entity is both indexed to its own stock and classified in stockholders' equity in its Consolidated Balance Sheet. The Company concluded the purchased call option contracts and the warrant contracts should be accounted for in stockholders' equity.

ASC 470-20 *Debt with Conversion and Other Options* ("ASC 470-20"), clarifies the accounting for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement. ASC 470-20 specifies that an issuer of such instruments should separately account for the liability and equity components of the instruments in a manner that reflect the issuer's non-convertible debt borrowing rate which interest costs are to be recognized in subsequent periods. The note payable principal balance at the date of issuance of $115.0 million was bifurcated into the debt component of $101.7 million and the equity component of $13.3 million. The difference between the note payable principal balance and the value of the debt component is being accreted to interest expense over the term of the notes. The debt component was recognized at the present value of associated cash flows discounted using a 5.25% discount rate, the borrowing rate at the date of issuance for a similar debt instrument without a conversion feature. The Company recorded $0.5 million of debt issuance costs as an offset to additional paid-in capital. The balance, $3.1 million, will be amortized over the term of the notes.

The carrying amount of the equity component and the principal amount of the liability component, the unamortized discount, and the net carrying amount are as follows:

In thousands	At December 31, 2010
Principal amount of liability	$ 115,000
Unamortized discount	13,157
Carrying value of liability	$ 101,843
Equity component	$ 13,329

Interest expense associated with the Convertible Notes consisted of the following:

In thousands	For the year ended December 31, 2010
Contractual coupon rate of interest	$ 401
Accretion of convertible notes discount	172
Interest expense - convertible notes	$ 573

The effective interest yield of the convertible debt due in 2017 is 5.25% at December 31, 2010 and the cash coupon interest rate is 3.25%.

Short-Term Borrowings

The Company also has certain other credit arrangements to borrow funds on a short-term basis with interest at current market rates. Short-term borrowings outstanding under such other credit arrangements as of December 31, 2010 and 2009 were $3.0 million and $1.8 million, respectively. The weighted average interest rate on short-term borrowings for 2010 and 2009 was 5.04% and 2.44%, respectively.

12. DEBT (CONTINUED)

Debt Issuance Costs

The Company incurred $2.3 million in debt issuance costs in connection with the replacement of the Revolving Credit Agreement and the Term Loan Agreement amendment. These costs have been capitalized and will be amortized over the terms of the facilities. The Company incurred $3.1 million in debt issuance costs in connection with the Convertible Notes. These costs have been capitalized and will be amortized over the term of the notes. Total amortization expense for the year ended December 31, 2010 was $2.0 million, including the $0.6 million write-off of capitalized fees related to the Former Revolving Credit Agreement. Total amortization expense for the years ended December 31, 2009 and 2008 was $0.7 million and $0.2 million, respectively.

Letters of Credit

The face amounts of irrevocable letters of credit issued under the Revolving Credit Agreement totaled $43.2 million and $40.0 million at December 31, 2010 and 2009, respectively. Of those amounts, $37.5 million and $34.2 million at December 31, 2010 and 2009, respectively, was attributable to the Australian SH-2G(A) Super Seasprite program.

Interest Payments

Cash payments for interest were $7.5 million, $6.1 million and $4.5 million for 2010, 2009 and 2008, respectively.

13. ADVANCES ON CONTRACTS

Advances on contracts include customer advances together with customer payments and billings associated with the achievement of certain contract milestones in excess of costs incurred. As of December 31, 2008, $8.6 million of this liability was associated with the Australian SH-2G(A) helicopter contract. As part of the Australia program termination agreement, these balances were eliminated in connection with the transfer of the Australian program inventory and equipment to the Company. See Note 7, Inventories, and Note 18, Commitments and Contingencies, for further discussion of this termination agreement. At December 31, 2010 and 2009, the balance of Advances on Contracts, included in Other accruals and payables on the Consolidated Balance Sheet, was $3.5 million and $1.8 million, respectively.

14. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) are shown below:

	At December 31,	
	2010	2009
In thousands		
Changes in pension and post-retirement benefit plans	$ (66,448)	$ (88,887)
Foreign currency translation adjustment	(18,881)	(14,326)
Unrealized gain (loss) on derivative instruments	(971)	(829)
Accumulated other comprehensive income (loss)	$ (86,300)	$ (104,042)

No amounts were reclassified from other comprehensive income into net income for foreign currency translation adjustments in 2010 and 2009.

15. INCOME TAXES

The components of income tax expense (benefit) associated with earnings from continuing operations are as follows:

In thousands	For the year ended December 31, 2010	2009	2008
Current:			
Federal	$ 7,624	$ 12,474	$ 10,628
State	909	675	1,287
Foreign	1,122	2,205	2,083
	9,655	15,354	13,998
Deferred:			
Federal	13,164	(887)	9,087
State	(152)	190	1,092
Foreign	(619)	(296)	(118)
	12,393	(993)	10,061
Total	$ 22,048	$ 14,361	$ 24,059

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are presented below:

In thousands	At December 31, 2010	2009
Deferred tax assets:		
Deferred employee benefits	$ 50,666	$ 77,978
Inventory	13,577	12,316
Environmental	5,536	5,643
Tax loss and credit carryforwards	9,532	9,456
Tax deductible bond hedge	4,951	-
Accrued liabilities and other items	6,491	7,730
Total deferred tax assets	90,753	113,123
Deferred tax liabilities:		
Fixed assets	(8,737)	(9,570)
Intangibles	(19,906)	(12,880)
Unamortized discount on convertible notes	(5,000)	-
Other items	(352)	(953)
Total deferred tax liabilities	(33,995)	(23,403)
Net deferred tax assets before valuation allowance	56,758	89,720
Valuation allowance	(4,217)	(5,221)
Net deferred tax assets after valuation allowance	$ 52,541	$ 84,499

Valuation allowances of $4.2 million and $5.2 million at December 31, 2010 and 2009, respectively, reduced the deferred tax asset attributable to foreign loss and state loss and credit carryforwards to an amount that, based upon all available information, is more likely than not to be realized. Reversal of the valuation allowance is contingent upon the recognition of future taxable income in the respective jurisdictions or changes in circumstances which cause the realization of the benefits of the loss carryforwards to become more likely than not. The net decrease in the valuation allowance of $1.0 million is due to the generation of $0.8 million in U.S. state and Canadian loss and tax credit carryforwards, offset by utilization of $0.9 million of state carryforwards, expiration of $0.2 million of state and Canadian carryforwards, and the reversal of $0.7 million of valuation allowances on state loss carryforwards.

15. INCOME TAXES (CONTINUED)

U.S. foreign tax credit carryforwards of $4.0 million expire between 2014 and 2020. Canadian tax loss carryforwards are approximately $1.4 million and do not begin to expire until 2027. State carryforwards are in numerous jurisdictions with varying lives.

No valuation allowance has been recorded against the other deferred tax assets because the Company believes that these deferred tax assets will, more likely than not, be realized. This determination is based largely upon the company's earnings history, anticipated future taxable income, foreign-source income, and its ability to carryback reversing items within two years to offset taxes paid. In addition, the Company has the ability to offset deferred tax assets against deferred tax liabilities created for such items as depreciation and amortization.

Pre-tax income (loss) from foreign operations amounted to $(2.8) million, $6.3 million and $5.4 million in 2010, 2009 and 2008, respectively. Income taxes have not been provided on undistributed earnings of $14.9 million from foreign subsidiaries since it is the Company's intention to permanently reinvest such earnings or to distribute them only when it is tax efficient to do so. It is impracticable to estimate the total tax liability, if any, that would be created by the future distribution of these earnings.

The provision for income taxes associated with earnings from continuing operations differs from that computed at the federal statutory corporate tax rate as follows:

	For the year ended December 31,		
In thousands	2010	2009	2008
Federal tax at 35% statutory rate	$ 21,130	$ 16,453	$ 20,708
State income taxes, net of federal benefit	492	562	1,547
Tax effect of:			
International recapitalization	-	(1,577)	-
Goodwill impairment	2,229	-	2,733
Other, net	(1,803)	(1,077)	(929)
Income taxes	$ 22,048	$ 14,361	$ 24,059

The Company records a benefit for uncertain tax positions in the financial statements only when it determines it is more likely than not that such a position will be sustained upon examination by taxing authorities. Unrecognized tax benefits represent the difference between the position taken and the benefit reflected in the financial statements. On December 31, 2010, 2009 and 2008 the total liability for unrecognized tax benefits was $3.9 million, $2.7 million and $2.6 million, respectively (including interest and penalties of $0.5 million, $0.4 million and $0.3 million, respectively). The change in the liability for 2010, 2009 and 2008 is explained as follows:

In thousands	2010	2009	2008
Balance at January 1	$ 2,679	$ 2,585	$ 3,645
Additions based on current year tax positions	1,345	1,035	133
Changes for tax positions of prior years	139	(8)	56
Settlements	-	(933)	(1,103)
Reductions due to lapses in statutes of limitation	(256)	-	(146)
Balance at December 31	$ 3,907	$ 2,679	$ 2,585

Included in unrecognized tax benefits at December 31, 2010 were items approximating $2.2 million that, if recognized, would favorably affect the Company's effective tax rate in future periods. The Company files tax returns in numerous U.S. and foreign jurisdictions, with returns subject to examination for varying periods, but generally back to and including 2007. During 2010, 2009 and 2008, $0.1 million of interest and penalties was recognized each year as a component of income tax expense. It is the Company's policy to record interest and penalties on unrecognized tax benefits as income taxes.

Cash payments for income taxes, net of refunds, were $14.5 million, $6.9 million, and $30.4 million in 2010, 2009 and 2008, respectively.

16. PENSION PLANS

The Company has a non-contributory qualified defined benefit pension plan (the "Qualified Pension Plan"). On February 23, 2010, the Company's Board of Directors approved an amendment to the Qualified Pension Plan that, among other things, closed the Qualified Pension Plan to all new hires on or after March 1, 2010 and changed the benefit calculation for existing employees related to pay and years of service. Specifically, changes in pay will be taken into account for benefit calculation purposes until the end of calendar year 2010, the benefit formula will be improved to use the highest five years out of the last ten years of service up to December 31, 2010, whether consecutive or not, and years of service will continue to be added for purposes of the benefit calculations through December 31, 2015, with no further accrual of benefits for service thereafter except for vesting purposes. The changes to the Qualified Pension Plan resulted in a net curtailment loss of $0.2 million, a $25.2 million reduction of accumulated other comprehensive loss, a $15.5 million decrease of deferred tax assets and a $40.7 million reduction in our pension liability on the Company's Consolidated Balance Sheet.

The Company also has a Supplemental Employees' Retirement Plan ("SERP"), which is considered a non-qualified pension plan. The SERP provides certain key executives, whose compensation is in excess of the limitations imposed by federal law on the qualified defined benefit pension plan, with supplemental benefits based upon eligible earnings, years of service and age at retirement. The measurement date for both these plans is December 31.

Obligations and Funded Status

The changes in the actuarial present value of the projected benefit obligation and fair value of plan assets are as follows:

	For the year ended December 31,			
	Qualified Pension Plan		SERP	
In thousands	2010	2009	2010	2009
Projected benefit obligation at beginning of year	$ 544,735	$ 502,269	$ 18,037	$ 20,732
Service cost	11,527	13,423	371	389
Interest cost	29,104	30,462	789	1,012
Plan amendments	-	444	-	-
Actuarial liability (gain) loss (a)	32,073	25,613	(1,083)	1,586
Benefit payments	(23,558)	(27,476)	(3,397)	(5,682)
(Curtailment) / Settlement	(40,716)	-	935	-
Projected benefit obligation at end of year	$ 553,165	$ 544,735	$ 15,652	$ 18,037
Fair value of plan assets at beginning of year	$ 387,469	$ 334,121	$ -	$ -
Actual return on plan assets	54,930	68,183	-	-
Employer contributions	35,700	12,641	3,397	5,682
Benefit payments	(23,558)	(27,476)	(3,397)	(5,682)
Fair value of plan assets at end of year	$ 454,541	$ 387,469	$ -	$ -
Funded status at end of year	$ (98,624)	$ (157,266)	$ (15,652)	$ (18,037)
Accumulated benefit obligation	$ 553,165	$ 490,960	$ 15,652	$ 17,605

(a) The actuarial liability loss amount for the qualified pension plan for 2010 is principally due to the effect of changes in the discount rate. The actuarial liability loss amount for the qualified pension plan for 2009 is principally due to the decrease in the discount rate.

16. PENSION PLANS (CONTINUED)

Obligations and Funded Status – Continued

The Company has recorded liabilities related to our qualified pension plan and SERP as follows:

	At December 31,			
	Qualified Pension Plan		SERP	
In thousands	2010	2009	2010	2009
Current liabilities (a)	$ -	$ -	$ (4,673)	$ (887)
Noncurrent liabilities	(98,624)	(157,266)	(10,979)	(17,150)
Total	$ (98,624)	$ (157,266)	$ (15,652)	$ (18,037)

(a) The current liabilities are included in other accruals and payables on the Consolidated Balance Sheets.

Certain amounts included in accumulated other comprehensive income on the Consolidated Balance Sheets represent costs that will be recognized as components of pension cost in future periods. These consist of:

	At December 31,			
	Qualified Pension Plan		SERP	
In thousands	2010	2009	2010	2009
Unrecognized (gain) or loss	$ 104,622	$ 138,732	$ 2,467	$ 3,854
Urecognized prior service cost (credit)	451	770	-	(192)
Amount included in accumulated other comprehensive income (loss)	$ 105,073	$ 139,502	$ 2,467	$ 3,662

The estimated net loss and prior service cost (credit) for the qualified pension plan and the SERP that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year will be $7.3 million and $0.2 million, respectively.

The pension plan net periodic benefit costs on the Consolidated Statements of Operations and other amounts recognized in other comprehensive loss on the Consolidated Statements of Shareholders' Equity were computed using the projected unit credit actuarial cost method and included the following components:

	For the year ended December 31,					
	Qualified Pension Plan			SERP		
In thousands	2010	2009	2008	2010	2009	2008
Service cost for benefits earned during the year	$ 11,527	$ 13,423	$ 12,277	$ 371	$ 389	$ 698
Interest cost on projected benefit obligation	29,104	30,462	29,352	789	1,012	1,591
Expected return on plan assets	(32,026)	(31,615)	(34,724)	-	-	-
Amortization of prior service credit (cost)	98	61	61	(192)	(962)	(691)
Recognized net loss	2,565	3,423	-	501	291	1,586
Additional amount recognized due to curtailment/settlement	221	-	-	737	767	2,833
Net pension benefit cost	$ 11,489	$ 15,754	$ 6,966	$ 2,206	$ 1,497	$ 6,017
Change in prior service cost	$ (221)	$ 444	$ -	$ -	$ -	$ -
Change in net gain or loss	(31,546)	(10,955)	199,454	(886)	820	(3,394)
Amortization of prior service cost (credit)	(98)	(61)	(61)	192	962	691
Amortization of net gain (loss)	(2,564)	(3,423)	-	(501)	(291)	(1,586)
Total recognized in other comprehensive loss	$ (34,429)	$ (13,995)	$ 199,393	$ (1,195)	$ 1,491	$ (4,289)
Total recognized in net periodic benefit cost and other comprehensive loss	$ (22,940)	$ 1,759	$ 206,359	$ 1,011	$ 2,988	$ 1,728

16. PENSION PLANS (CONTINUED)

Obligations and Funded Status – Continued

The Company expects to contribute $19.6 million to the qualified pension plan and $4.7 million to the SERP for the 2011 plan year. For the 2010 plan year, the Company contributed $35.7 million to the Qualified Pension Plan and $3.4 million to the SERP. For the 2009 plan year, the Company made contributions of $10.9 million to the Qualified Pension Plan and $5.7 million to the SERP.

Expected future benefit payments, which reflect expected future service, are as follows (in thousands):

	Qualified Pension Plan	SERP
2011	28,018	4,673
2012	28,593	776
2013	29,345	724
2014	30,452	675
2015	31,496	1,044
2016-2020	179,852	10,050

The actuarial assumptions used in determining benefit obligations of the pension plans are as follows:

	At December 31,			
	Qualified Pension Plan		SERP	
	2010	2009	2010	2009
Discount rate	5.30%	5.85%	4.50%	5.15%
Average rate of increase in compensation levels (a)	N/A	3.50%	N/A	3.50%

(a) Effective January 1, 2011, changes in pay will no longer be taken into account for benefit calculation purposes.

The discount rates take into consideration the populations of our pension plans and the anticipated payment streams as compared to the Citigroup Discount Yield Curve index and rounds the results to the nearest fifth basis point.

The actuarial assumptions used in determining the net periodic benefit cost of the pension plans are as follows:

	At December 31,			
	Qualified Pension Plan		SERP	
	2010	2009	2010	2009
Discount rate	5.85%	6.15%	5.15%	6.15%
Expected return on plan assets	8.00%	8.00%	N/A	N/A
Average rate of increase in compensation levels	3.50%	3.50%	3.50%	3.50%

Plan Assets for Qualified Pension Plan

The expected return on plan assets rate was determined based upon historical returns adjusted for estimated future market fluctuations. During 2010 and 2009, the actual return on pension plan assets was significantly higher than our expected rate of return on pension plan assets of 8%. However, management believes that 8% is still a valid assumption for the expected return on pension plan assets due to the long-term nature of our benefit obligations and the likely returns associated with our allocation targets to various investments.

16. PENSION PLANS (CONTINUED)

Plan Assets for Qualified Pension Plan – Continued

Plan assets are invested in a diversified portfolio consisting of equity and fixed income securities (including $22.2 million of common stock of Kaman Corporation at December 31, 2010). In April 2010, the Company updated its investment policy. The updated investment policies and goals for pension plan assets are to improve and/or maintain the Plan's funded status by generating long-term asset returns that exceed the rate of growth of the Plan's liabilities. The Plan shall invest assets in a manner that seeks to (a) maximize return within reasonable and prudent levels of risk of loss of funded status; and (b) maintain sufficient liquidity to meet benefit payment obligations and other periodic cash flow requirements on a timely basis. The return generation/liability matching asset allocation ratio is currently 57%/43%. As the plan's funded status changes, the pension plan's Administrative Committee (the management committee that is responsible for plan administration) will act through an immediate or gradual process, as appropriate, to reallocate assets.

Under the current investment policy no Investment Manager may invest in investments deemed illiquid by the Investment Manager at the time of purchase, development programs, real estate, mortgages or private equities or securities of Kaman Corporation without prior written authorization from the Finance Committee of the Board of Directors. In addition, with the exception of U.S. Government securities, managers' holdings in the securities of any one issuer, at the time of purchase, may not exceed 7.5% of the total market value of that manager's account.

The pension plan assets are valued at fair value. The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Cash equivalents – Investments with maturities of three months or less when purchased, including certain short-term fixed-income securities, are considered cash equivalents and are included in the recurring fair value measurements hierarchy as Level 1.

Corporate Stock – This investment category consists of common and preferred stock issued by U.S. and non-U.S. corporations. Common and preferred shares are traded actively on exchanges and price quotes for these shares are readily available. Holdings of corporate stock are classified as Level 1 investments.

Mutual Funds –Mutual funds are traded actively on public exchanges. The share prices for mutual funds are published at the close of each business day. Holdings of mutual funds are classified as Level 1 investments.

Common Trust Funds – Common trust funds are comprised of shares or units in commingled funds that are not publicly traded. The values of the commingled funds are not publically quoted and must trade through a broker. For equity and fixed-income commingled funds traded through a broker, the fund administrator values the fund using the net asset value ("NAV") per fund share, derived from the value of the underlying assets. The underlying assets in these funds (equity securities, fixed income securities, and commodity-related securities) are publicly traded on exchanges and price quotes for the assets held by these funds are readily available. Holdings of common trust funds are classified as Level 2 investments.

Total Return Funds – Total return funds are comprised of shares or units in private investment funds that are not publicly traded. The values of the private investment funds are not publically quoted and must trade through a broker. The fund administrator values the fund using the net asset value ("NAV") per fund share, derived from the value of the underlying assets. The underlying assets in these funds (equity and fixed income securities, commodities, currencies and other instruments) are publicly traded on exchanges and price quotes for the assets held by these funds are readily available. Holdings of total return funds are classified as Level 2 investments.

Fixed-income Securities - For fixed income securities, multiple prices and price types are obtained from pricing vendors whenever possible, which enables cross-provider validations. A primary price source is identified based on asset type, class or issue for each security. The fair values of fixed-income securities are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences and are categorized as Level 2.

Real Estate Investment Trusts – Real estate investment trusts are valued daily based on quoted prices in active markets and are categorized as Level 1

16. PENSION PLANS (CONTINUED)

Plan Assets for Qualified Pension Plan – Continued

The fair value of the Company's qualified pension plan assets at December 31, 2010 and 2009 are as follows:

In thousands	Total Carrying Value at December 31, 2010	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash & Cash Equivalents	$ 17,644	$ 17,644	$ -	$ -
Corporate Stock	102,819	102,819	-	-
Mutual Funds	19,854	19,854	-	-
Common Trust Funds	93,916	-	93,916	-
Total Return Funds	42,996	-	42,996	-
Fixed-income Securities:				
U.S. Government Securities (a)	52,667	-	52,667	-
Corporate Securities	112,224	-	112,224	-
Other (b)	12,421	-	12,421	-
Total	$ 454,541	$ 140,317	$ 314,224	$ -

In thousands	Total Carrying Value at December 31, 2009	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash & Cash Equivalents	$ 12,137	$ 12,137	$ -	$ -
Corporate Stock	137,054	137,054	-	-
Mutual Funds	39,312	39,312	-	-
Common Trust Funds	90,175	-	90,175	-
Fixed-income Securities:				
U.S. Government Securities (a)	25,819	-	25,819	-
Corporate Securities	67,078	-	67,078	-
Foreign Securities	5,233	-	5,233	-
Other (b)	10,179	-	10,179	-
Real Estate Investment Trusts	482	482	-	-
Total	$ 387,469	$ 188,985	$ 198,484	$ -

(a) This category represents investments in debt securities issued by the U.S. Treasury, other U.S. government corporations and agencies, states and municipalities.
(b) This category primarily represents investments in commercial and residential mortgage-backed securities.

Other Plans

The Company also maintains a Defined Contribution Plan that has been adopted by most of its U.S. subsidiaries. Employees of the adopting employers who meet the eligibility requirements of the plan may participate. Employer matching contributions are made to the plan based on a percentage of each participant's pre-tax contribution. For each dollar that a participant contributes up to 5% of compensation, participating subsidiaries make employer contributions of fifty cents ($0.50). Employer contributions to the plan totaled $3.7 million, $3.5 million and $3.3 million in 2010, 2009 and 2008, respectively.

16. PENSION PLANS (CONTINUED)

Other Plans – Continued

On February 23, 2010, the Company's Board of Directors authorized certain enhancements to the Company's Defined Contribution Plan including, among other things, an increase in employer matching contributions made to the plan based on each participant's pre-tax contributions. Effective January 1, 2011, for each dollar that a participant contributes up to 5% of compensation, participating subsidiaries make employer contributions of one dollar ($1.00).

Two of the Company's acquired U.S. subsidiaries maintain separate defined contribution plans for their eligible employees. Employer matching contributions are made on a discretionary basis. Additionally, two of our foreign subsidiaries each maintain a defined benefit plan of their own for their local employees. The pension liabilities of $0.3 million associated with these plans are included in accrued pension costs on the Consolidated Balance Sheets.

17. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

In thousands	At December 31, 2010	At December 31, 2009
Supplemental employees' retirement plan (SERP)	$ 10,979	$ 17,150
Deferred compensation	11,903	11,655
Long-term incentive plan	4,705	3,382
Noncurrent income taxes payable	4,002	2,748
Environmental remediation liability	11,066	11,571
Other	8,862	3,106
Total	$ 51,517	$ 49,612

Disclosures regarding the assumptions used in the determination of the SERP liabilities are included in Note 16, Pension Plans. Discussions of our environmental remediation liabilities are in Note 11, Environmental Costs, and Note 18, Commitments and Contingencies.

The Company maintains a non-qualified deferred compensation plan for certain of its employees as well as a non-qualified deferred compensation plan for its Board of Directors. Generally, participants in these plans have the ability to defer a certain amount of their compensation, as defined in the agreement. The deferred compensation liability will be paid out either upon retirement or as requested based upon certain terms in the agreements and in accordance with Internal Revenue Code Section 409A.

18. COMMITMENTS AND CONTINGENCIES

Asset Retirement Obligations

The Company currently leases various properties under leases that give the lessor the right to make the determination as to whether the lessee must return the premises to their original condition, except for normal wear and tear. The Company does not normally make substantial modifications to leased property, and many of the Company's leases either require lessor approval of planned improvements or transfer ownership of such improvements to the lessor at the termination of the lease. Historically we have not incurred significant costs to return leased premises to their original condition.

The Company also has unrecorded Asset Retirement Obligation's ("ARO's") that are conditional upon certain events. These ARO's generally include the removal and disposition of non-friable asbestos. The Company has not recorded a liability for these conditional ARO's at December 31, 2010 because the Company does not currently believe there is a reasonable basis for estimating a date or range of dates for major renovation or demolition of these facilities. In reaching this conclusion, the Company considered the historical performance of each facility and has taken into account factors such as planned maintenance, asset replacement and upgrades, which, if conducted as in the past, can extend the physical lives of the facilities indefinitely. The Company also considered the possibility of changes in technology and risk of obsolescence in arriving at its conclusion.

18. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Leases

Rent commitments under various leases for office space, warehouses, land and buildings expire at varying dates from January 2011 to December 2017. The standard term for most leases ranges from 3 to 5 years. Some of the Company's leases have rent escalations, rent holidays or contingent rent that are recognized on a straight-line basis over the entire lease term. Material leasehold improvements and other landlord incentives are amortized over the shorter of their economic lives or the lease term, including renewal periods, if reasonably assured. Certain annual rentals are subject to renegotiation, with certain leases renewable for varying periods.

Lease periods for machinery and equipment range from 1 to 5 years.

Substantially all real estate taxes, insurance and maintenance expenses are obligations of the Company. It is expected that in the normal course of business leases that expire will be renewed or replaced by leases on other similar property.

The following minimum future rental payments are required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2010 (in thousands):

2011	$	17,441
2012		11,428
2013		5,647
2014		2,804
2015		1,907
Thereafter		1,998
Total	$	41,225

Lease expense for all operating leases, including leases with terms of less than one year, amounted to $17.3 million, $17.0 million and $17.9 million for 2010, 2009 and 2008, respectively.

Legal Matters

Two warranty matters continue to impact the FMU-143 program at the Aerospace segment's Orlando facility ("Orlando Facility"). The items involved are an impact switch embedded in certain bomb fuzes that was recalled by a supplier and an incorrect version of a part, called a bellows motor, found to be contained in bomb fuzes manufactured for the U.S. Army, which utilized systems that originated before the Orlando Facility was acquired by the Company. The U.S. Army Sustainment Command ("USASC"), the procurement agency that administers the FMU-143 contract, had authorized warranty rework for the bellows motor matter in late 2004/early 2005; however, the Company was not permitted to finish the rework due to issues raised by the USASC primarily related to administrative matters and requests for verification of the accuracy of test equipment (which accuracy was subsequently verified).

In late 2006, the USASC informed the Company that it was changing its remedy under the contract from performance of warranty rework to an "equitable adjustment" to the contract price. The Company responded, explaining its view that it had complied with contract requirements. In June 2007, the USASC affirmed its position and gave instructions for disposition of the subject fuzes, including both the impact switch and bellows motor-related items, to a Navy facility and the Company complied with that direction. By letter dated July 16, 2009, the USASC informed the Company of its demand for payment of $9.8 million under the contract related to warranty rework. In November 2009, the United States Government ("USG") also instituted suit, alleging liability associated with this matter, including specific claims of approximately $6.0 million (treble damages) in connection with allegedly "false claims" by the Company for payment for fuzes containing the incorrect version of the part and $3.0 million in connection with rework. At December 31, 2010, the Company had no amount accrued for this demand, as the Company believes that all these allegations are unfounded, and it is defending itself vigorously.

18. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Legal Matters – Continued

As reported previously, a separate contract dispute between the Orlando Facility and the USASC relative to the FMU-143 fuze program is now in litigation. Generally, the USASC has alleged the existence of latent defects in certain fuzes due to unauthorized rework during production and has sought to revoke its acceptance. Management believes that the Orlando Facility has performed in accordance with the contract and rather that it is the government that has materially breached its terms in several ways; as a result, during the fourth quarter of 2007, the Company cancelled the contract and, in January 2008, commenced litigation before the Armed Services Board of Contract Appeals (the "Board") requesting a declaratory judgment that the cancellation was proper. Shortly thereafter, the USASC notified the Company that it was terminating the contract for default, making the allegations noted above, and the Company filed a second complaint with the Board appealing that termination decision. The litigation process continues. In the same July 2009 letter referenced above, USASC also demanded a repayment by the Company of $5.7 million for these alleged latent defects. The Company also contests this demand and has filed an appeal before the Board. At December 31, 2010, the Company had no amount accrued for these matters as it believes that the likelihood of an adverse outcome to this litigation is remote.

Other Matters

Revenue Sharing Agreement with the Commonwealth of Australia

The Company is actively engaged in efforts to resell the former Australia SH-2G(A) (now designated the SH-2G(I)) aircraft, spare parts and equipment to other potential customers. Pursuant to the terms of its revenue sharing agreement with the Commonwealth of Australia, the Company will share all proceeds from the resale of the aircraft, spare parts, and equipment with the Commonwealth on a predetermined basis, and total payments of at least $39.5 million (AUD) must be made to the Commonwealth regardless of sales, of which at least $26.7 million (AUD) must be paid by March 2011. Additional payments of $6.4 million (AUD) each must be paid in March of 2012 and 2013 to the extent that cumulative payments have not yet reached $33.1 million (AUD) and $39.5 million (AUD) as of such dates, respectively.

In addition, to secure these payments, the Company has provided the Commonwealth with a $39.5 million (AUD) unconditional letter of credit, which is being reduced as such payments are made. Through December 31, 2010, the Company had made required payments of $2.8 million (AUD). As of that date, the U.S. dollar value of the remaining $36.7 million (AUD) required payment was $37.5 million, of which $24.4 million is due in March 2011. In late 2008, the Company entered into foreign currency exchange contracts that limit the foreign currency risks associated with these required payments. These contracts will enable the Company to purchase $36.5 million (AUD) for $23.7 million. See Note 6, Derivative Financial Instruments, for further discussion of these instruments.

Moosup

The Connecticut Department of Environmental Protection ("CTDEP") has given the Company approval for reclassification of groundwater in the vicinity of the Moosup, CT facility consistent with the character of the area. This facility is currently being held for disposal. The Company has completed the process of connecting neighboring properties to public drinking water in accordance with such approval and in coordination with the CTDEP and local authorities. Site characterization of the environmental condition of the property, which began in 2008, is continuing.

The total anticipated cost of the environmental remediation activities associated with the Moosup property is $4.2 million, all of which has been accrued. The total amount paid to date in connection with these environmental remediation activities is $2.0 million. A portion ($0.3 million) of the accrual related to this property is included in other accruals and payables and the balance is included in other long-term liabilities. The remaining balance of the accrual reflects the total anticipated cost of completing these environmental remediation activities. Although it is reasonably possible that additional costs will be paid in connection with the resolution of this matter, the Company is unable to estimate the amount of such additional costs, if any, at this time.

18. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Other Matters – Continued

New Hartford

In connection with sale of the Company's Music segment in 2007, the Company assumed responsibility for meeting certain requirements of the Connecticut Transfer Act (the "Transfer Act") that applied to our transfer of the New Hartford, Connecticut, facility leased by that segment for guitar manufacturing purposes ("Ovation"). Under the Transfer Act, those responsibilities essentially consist of assessing the site's environmental conditions and remediating environmental impairments, if any, caused by Ovation's operations prior to the sale. The site is a multi-tenant industrial park, in which Ovation and other unrelated entities lease space. The environmental assessment process, which began in 2008, is still in process.

The Company's estimate of its portion of the cost to assess the environmental conditions and remediate this site is $2.2 million, unchanged from previously reported estimates, all of which has been accrued. The total amount paid to date in connection with these environmental remediation activities is $0.5 million. A portion ($0.6 million) of the accrual related to this property is included in other accruals and payables and the balance is included in other long-term liabilities. The remaining balance of the accrual reflects the total anticipated cost of completing these environmental remediation activities. Although it is reasonably possible that additional costs will be paid in connection with the resolution of this matter, the Company is unable to estimate the amount of such additional costs, if any, at this time.

Bloomfield

In connection with the Company's 2008 purchase of the portion of the Bloomfield campus that Kaman Aerospace Corporation had leased from NAVAIR, the Company assumed responsibility for environmental remediation at the facility as may be required under the Transfer Act and continues the effort to define the scope of the remediation that will be required by the CTDEP. The assumed environmental liability of $10.3 million was determined by taking the undiscounted estimated remediation liability of $20.8 million and discounting it at a rate of 8%. This remediation process will take many years to complete. The total amount paid to date in connection with these environmental remediation activities is $3.0 million. A portion ($1.3 million) of the accrual related to this property is included in other accruals and payables, and the balance is included in other long-term liabilities. Although it is reasonably possible that additional costs will be paid in connection with the resolution of this matter, the Company is unable to estimate the amount of such additional costs, if any, at this time.

United Kingdom

In connection with the purchase of U.K. Composites, the Company accrued, at the time of acquisition, £1.6 million for environmental compliance at the facilities. The remaining balance of the accrual at December 31, 2010 was £1.1 million, with £0.3 million having been paid to date in connection with these environmental remediation activities and £0.2 million released to income. The U.S. dollar equivalent of the remaining environmental compliance liability as of December 31, 2010 is $1.7 million, which is included in other accruals and payables. The Company continues to assess the work that may be required, which may result in a change to this accrual. Although it is reasonably possible that additional costs will be paid in connection with the resolution of this matter, the Company is unable to estimate the amount of such additional costs, if any, at this time.

In December 2008, a workplace accident occurred at one of the Company's U.K. Composites facilities in which one employee died and another was seriously injured. In accordance with U.K. law, the matter was investigated by Lancashire Police and the Health and Safety Executive ("HSE") and in April 2010, an inquest conducted by the regional Coroner (which is customary in cases where the local police have not sought prosecution) found that the employee's death was accidental. As anticipated, the HSE has initiated civil proceedings and a hearing is currently scheduled for March 2011. The Company expects that the HSE will conduct civil proceedings under U.K. Health and Safety legislation. The Company currently estimates that the total potential financial exposure of the U.K. Composites operation with respect to these government proceedings is not likely to be material to our consolidated financial statements.

19. COMPUTATION OF EARNINGS PER SHARE

The computation of basic earnings per share is based on net earnings divided by the weighted average number of shares of common stock outstanding for each year. The computation of diluted earnings per share includes the common stock equivalency of dilutive options granted to employees under the Stock Incentive Plan.

Excluded from the diluted earnings per share calculation for the years ended December 31, 2010, 2009 and 2008, respectively, are 471,688, 610,436 and 242,259 shares of equity awards granted to employees that are anti-dilutive based on the average stock price.

	For the Year Ended December 31,		
	2010	2009	2008
In thousands, except per share amounts			
Basic:			
Earnings from continuing operations	$ 38,324	$ 32,649	$ 35,107
Gain on disposal of discontinued operations, net of tax	-	-	492
Net earnings	$ 38,324	$ 32,649	$ 35,599
Weighted average number of shares outstanding	25,928	25,648	25,357
Earnings per share from continuing operations	$ 1.48	$ 1.27	$ 1.38
Earnings per share from gain on disposal of discontinued operations	-	-	0.02
Net earnings per share	$ 1.48	$ 1.27	$ 1.40
Diluted:			
Earnings from continuing operations	$ 38,324	$ 32,649	$ 35,107
Gain on disposal of discontinued operations, net of tax	-	-	492
Net earnings (as adjusted)	$ 38,324	$ 32,649	$ 35,599
Weighted average number of shares outstanding	25,928	25,648	25,357
Weighted average shares issuable on exercise of dilutive stock options	176	131	155
Total	26,104	25,779	25,512
Earnings per share from continuing operations	$ 1.47	$ 1.27	$ 1.38
Earnings per share from gain on disposal of discontinued operations	-	-	0.02
Diluted net earnings per share	$ 1.47	$ 1.27	$ 1.40

In November 2010, the Company issued Convertible Notes due on November 15, 2017 in the aggregate principal amount of $115.0 million. Shares issuable under the Convertible Notes were excluded from the diluted earnings per share calculation because the conversion price was greater than the average market price of our stock during the period. Excluded from the diluted earnings per share calculation for the year ended December 31, 2010 are 3,386,739 shares issuable under the warrants sold in connection with the Company's convertible note offering as they would be anti-dilutive.

20. SHARE-BASED ARRANGEMENTS

General

The Company accounts for stock options and restricted stock as equity awards whereas the stock appreciation rights and employee stock purchase plan are accounted for as liability awards. Compensation expense for stock options and restricted stock awards is recognized on a straight-line basis over the vesting period of the awards.

The following table summarizes share-based compensation expense recorded during each period presented:

	For the Year Ended December 31,		
	2010	2009	2008
In thousands			
Stock options	$ 1,407	$ 1,137	$ 1,268
Restricted stock awards	2,658	1,653	1,503
Stock appreciation rights	123	54	(862)
Employee stock purchase plan	270	240	200
Total share-based compensation	$ 4,458	$ 3,084	$ 2,109

Stock Incentive Plan

The 2003 Stock Incentive Plan (the "2003 Plan") provides for the issuance of shares of common stock and includes a continuation and extension of the predecessor plan. As with the predecessor plan, the 2003 Plan provides for equity compensation awards, including principally incentive and non-statutory stock options, restricted stock, stock appreciation rights, and long-term incentive program (LTIP) awards. In addition, the 2003 Plan contains provisions intended to qualify the LTIP under Section 162(m) of the Internal Revenue Code of 1986, as amended. As of December 31, 2010, there were 1,108,665 shares available for grant under the plan.

Effective October 13, 2009, the Company's Board of Directors amended the 2003 Plan. In general, the amendment increased the total number of shares of common stock available for issuance by 2,000,000. The October 13, 2009 amendment also added Restricted Stock Units ("RSU"s) to the potential awards that can be made under the 2003 Plan. In addition, on February 23, 2010, the 2003 Plan was further amended to clarify the definition of persons eligible to receive awards. On April 5, 2010, the 2003 Plan was further amended to reduce from 2,000,000 to 950,000 the increase in the maximum number of shares of common stock that may be issued pursuant to awards granted under the 2003 Plan. These amendments required shareholder approval, which was received at the Company's 2010 annual shareholders' meeting.

On October 12, 2010 the 2003 Plan was further amended by the Company. The amendment was a technical correction of an inconsistency between the treatment of RSU's and Restricted Stock Awards ("RSA's") in the context of change in control.

LTIP awards provide certain senior executives an opportunity to receive award payments in either stock or cash as determined by the Personnel and Compensation Committee of the Board of Directors in accordance with the Plan, at the end of a three-year performance cycle. For the performance cycle, the Company's financial results are compared to the Russell 2000 indices for the same periods based upon the following: (a) average return on total capital, (b) earnings per share growth and (c) total return to shareholders. No awards will be payable unless the Company's performance is at least in the 25th percentile of the designated indices. The maximum award is payable if performance reaches the 75th percentile of the designated indices. Awards for performance between the 25th and 75th percentiles are determined by straight-line interpolation. Generally, LTIP awards are paid in cash.

Stock options are granted with an exercise price equal to the average market price of our stock at the date of grant. Stock options and Stock Appreciation Rights ("SAR"s) granted under the plan generally expire ten years from the date of grant and vest 20% each year over a 5-year period on each of the first five anniversaries from the date of grant. RSA's are generally granted with restrictions that lapse at the rate of 20% per year over a 5-year period on each of the first five anniversaries from the date of grant. Generally, these awards are subject to forfeiture if a recipient separates from service with the Company.

20. SHARE-BASED ARRANGEMENTS (CONTINUED)

Stock Incentive Plan – Continued

Stock option activity is as follows:

	Options	Weighted average-exercise price
Options outstanding at December 31, 2009	889,876	$ 18.50
Granted	231,300	26.07
Exercised	(123,585)	14.59
Forfeited or expired	(12,512)	14.74
Options outstanding at December 31, 2010	985,079	$ 20.81

The following table presents information regarding options outstanding as of December 31, 2010:

Weighted-average remaining contractual term - options outstanding	6.7 years
Aggregate intrinsic value - options outstanding (in thousands)	$ 8,395
Weighted-average exercise price - options outstanding	$ 20.81
Options exercisable	409,146
Weighted-average remaining contractual term - options exercisable	4.7 years
Aggregate intrinsic value - options exercisable (in thousands)	$ 4,590
Weighted-average exercise price - options exercisable	$ 18.12

The intrinsic value represents the amount by which the market price of the stock on the measurement date exceeds the exercise price of the option. The intrinsic value of options exercised in 2010, 2009 and 2008 was $1.5 million, $0.3 million and $2.3 million, respectively. The Company currently has an open stock repurchase plan, which would enable the Company to repurchase shares as needed. Historically the Company has issued shares related to option exercises and RSAs from treasury stock; however, since 2007 the Company has issued shares from its authorized pool of available common stock.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. The following table indicates the weighted-average assumptions used in estimating fair value:

	2010	2009	2008
Expected option term	6.5 years	6.5 years	6.5 years
Expected volatility	46.1%	47.7%	41.2%
Risk-free interest rate	3.2%	2.0%	3.2%
Expected dividend yield	3.3%	2.2%	1.8%
Per share fair value of options granted	$ 9.28	$ 6.43	$ 9.64

The expected term of options granted represents the period of time that option grants are expected to be outstanding. In predicting the life of option grants, all stock options meet the definition of "plain vanilla" options and therefore, the "simplified" method was used to calculate the term for grants. Forfeitures of options are estimated based upon historical data and are adjusted based upon actual occurrences. The cumulative effect of restricted stock forfeitures was immaterial. The volatility assumption is based on the historical daily price data of the Company's stock over a period equivalent to the weighted-average expected term of the options. Management evaluates whether there were factors during that period that were unusual and would distort the volatility figure if used to estimate future volatility and concluded that there were no such factors. The Company relies only on historical volatility since future volatility is expected to be consistent with historical volatility.

20. SHARE-BASED ARRANGEMENTS (CONTINUED)

Stock Incentive Plan – Continued

The risk-free interest rate assumption is based upon the interpolation of various U.S. Treasury rates determined at the date of option grant. Expected dividends are based upon a historical analysis of our dividend yield over the past year.

Restricted Stock activity is as follows:

	Resticted Stock Awards	Weighted-average grant date fair value
Restricted Stock outstanding at December 31, 2009	270,288	$ 21.80
Granted	105,080	26.05
Vested	(85,449)	23.53
Forfeited or expired	(2,158)	20.97
Restricted Stock outstanding at December 31, 2010	287,761	$ 22.84

The grant date fair value for restricted stock is the average market price of the unrestricted shares on the date of grant. The total fair value of restricted stock awards vested during 2010, 2009 and 2008 was $2.5 million, $1.2 million and $1.0 million, respectively.

Stock Appreciation Rights activity is as follows:

	Stock Appreciation Rights	Weighted-average exercise price
SARs outstanding at December 31, 2009	21,700	$ 10.66
Granted	-	-
Exercised	-	-
Forfeited or expired	-	-
SARs outstanding at December 31, 2010	21,700	$ 10.66

Total cash paid to settle stock appreciation rights (at intrinsic value) for 2009 and 2008 was $0.1 million and $0.5 million, respectively. SARs are re-evaluated on a quarterly basis using the Black-Scholes valuation model. No cash was paid to settle stock appreciation rights during 2010.

We record a tax benefit and associated deferred tax asset for compensation expense recognized on non-qualified stock options and restricted stock for which we are allowed a tax deduction. For 2010, 2009 and 2008, respectively, we recorded a tax benefit of $1.5 million, $1.1 million and $1.0 million for these two types of compensation expense.

The windfall tax benefit is the tax benefit realized on the exercise of non-qualified stock options and disqualifying dispositions of stock acquired by exercise of incentive stock options and Employee Stock Purchase Plan stock purchases in excess of the deferred tax asset originally recorded. The total windfall tax benefit realized in 2010 and 2008 was $0.3 million and $0.3 million, respectively. In 2009 the Company recorded a windfall tax expense of $0.1 million.

As of December 31, 2010, future compensation costs related to non-vested stock options and restricted stock grants is $7.8 million. The Company anticipates that this cost will be recognized over a weighted-average period of 3.0 years.

20. SHARE-BASED ARRANGEMENTS (CONTINUED)

Employees Stock Purchase Plan

The Kaman Corporation Employees Stock Purchase Plan ("ESPP") allows employees to purchase common stock of the Company, through payroll deductions, at 85% of the market value of shares at the time of purchase. The plan provides for the grant of rights to employees to purchase a maximum of 1,500,000 shares of common stock.

Effective October 13, 2009, the Company's Board of Directors amended the ESPP. In general, the amendment increased the total number of shares of common stock that may be purchased by participating employees by 500,000. On April 5, 2010, the ESPP was further amended to expressly provide that the maximum duration of the "offering periods" contemplated by the ESPP shall not exceed twenty-seven (27) months, which is consistent with the Company's current practice. These amendments required shareholder approval, which was received at the Company's 2010 annual shareholders' meeting. On October 12, 2010 the ESPP was further amended by the Company to incorporate new regulations.

During 2010, 71,627 shares were issued to employees at prices ranging from $18.76 to $25.36. During 2009, 88,683 shares were issued to employees at prices ranging from $9.58 to $20.49. During 2008, 51,664 shares were issued to employees at prices ranging from $17.02 to $27.35. At December 31, 2010, there were 709,303 shares available for purchase under the plan.

21. SEGMENT AND GEOGRAPHIC INFORMATION

The Company is organized based upon the nature of its products and services, and is composed of two operating segments each overseen by a segment manager. These segments are reflective of how the Company's Chief Executive Officer, who is its Chief Operating Decision Maker ("CODM"), reviews operating results for the purposes of allocating resources and assessing performance. The Company has not aggregated operating segments for purposes of identifying reportable segments.

The Aerospace segment produces and/or markets widely used proprietary aircraft bearings and components; complex metallic and composite aerostructures for commercial, military and general aviation fixed and rotary wing aircraft; safe and arm solutions for missile and bomb systems for the U.S. and allied militaries; subcontract helicopter work; and support for the Company's SH-2G Super Seasprite maritime helicopters and K-MAX® medium-to-heavy lift helicopters.

The Industrial Distribution segment is the third largest power transmission/motion control industrial distributor in North America. The segment provides products including bearings, mechanical power transmission, electrical, fluid power, motion control, automation, material handling components, and MRO supplies to a broad spectrum of industrial markets throughout North America. Locations consist of more than 200 branches, distribution centers and call centers across the United States (including Puerto Rico) and in Canada and Mexico. The segment offers approximately 4.0 million items, as well as value-added services, to a base of more than 50,000 customers representing a highly diversified cross-section of North American industry.

21. SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

Summarized financial information by business segment is as follows:

In thousands	For the year ended December 31, 2010	2009	2008
Net sales:			
Industrial Distribution	$ 831,997	$ 645,535	$ 776,970
Aerospace (a)	486,516	500,696	476,625
Net sales	$ 1,318,513	$ 1,146,231	$ 1,253,595
Operating income:			
Industrial Distribution	$ 30,252	$ 12,612	$ 35,397
Aerospace (b)	67,151	74,996	61,608
Net gain (loss) on sale of assets	447	(4)	221
Corporate expense	(35,033)	(33,662)	(31,960)
Operating income from continuing operations	62,817	53,942	65,266
Interest expense, net (c)	3,487	5,700	4,110
Other expense (income), net	(1,042)	1,232	1,990
Earnings from continuing operations before income taxes	60,372	47,010	59,166
Income tax expense	22,048	14,361	24,059
Net earnings from continuing operations	38,324	32,649	35,107
Gain on disposal of discontinued operations, net of taxes	-	-	492
Net earnings	$ 38,324	$ 32,649	$ 35,599

(a) Net sales by the Aerospace segment under contracts with U.S. Government agencies (including sales to foreign governments through foreign military sales contracts with U.S. Government agencies) totaled $287.1 million, $292.3 million and $254.6 million in 2010, 2009 and 2008, respectively.

(b) Operating income for 2010 includes a non-cash non-tax-deductible impairment charge of $6.4 million and a $2.0 million contract loss resulting from finalization of the contract price negotiations for the Sikorsky Canadian MH-92 program. Operating income in 2008 includes a non-cash non-tax-deductible impairment charge of $7.8 million. No such charge was recorded in 2009.

(c) Includes $6.6 million of interest income related to look-back interest received from the Internal Revenue Service on July 21, 2010 in response to a claim we filed in connection with the Australian SH-2G(A) Super Seasprite Helicopter program.

In thousands	At December 31, 2010	2009	2008
Identifiable assets (a):			
Industrial Distribution	$ 301,031	$ 203,845	$ 229,460
Aerospace	471,266	458,475	421,650
Corporate (b)	123,460	110,747	111,503
Total assets	$ 895,757	$ 773,067	$ 762,613
Capital expenditures:			
Industrial Distribution	$ 7,831	$ 3,139	$ 4,216
Aerospace	10,520	8,884	9,872
Corporate	3,156	1,544	1,912
Total capital expenditures	$ 21,507	$ 13,567	$ 16,000
Depreciation and amortization:			
Industrial Distribution	$ 6,130	$ 3,536	$ 3,096
Aerospace	10,992	10,930	8,833
Corporate	3,362	1,638	913
Total depreciation and amortization	$ 20,484	$ 16,104	$ 12,842

(a) Identifiable assets are year-end assets at their respective net carrying values segregated as to segment and corporate use.

(b)For the periods presented, the corporate identifiable assets are principally comprised of cash, short-term and long-term deferred income tax assets, cash surrender value of life insurance policies and fixed assets.

21. SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

Sales are attributed to geographic regions based on their location of origin. Geographic distribution of sales from continuing operations is as follows:

	For the year ended December 31,		
In thousands	2010	2009	2008
United States	$ 1,158,397	$ 975,501	$ 1,070,041
United Kingdom	41,944	57,308	41,884
Canada	28,053	25,063	36,026
Mexico	24,858	16,773	20,271
Germany	13,191	17,128	15,597
Australia/New Zealand	10,031	11,537	20,980
Other	42,039	42,921	48,796
Total	$ 1,318,513	$ 1,146,231	$ 1,253,595

Geographic distribution of long-lived assets is as follows:

	At December 31,	
In thousands	2010	2009
United States	$ 196,381	$ 126,030
United Kingdom	62,425	73,279
Germany	11,941	13,377
Mexico	3,016	913
Canada	329	95
Total	$ 274,092	$ 213,694

22. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the issuance date of these financial statements. No material subsequent events were identified that required disclosure.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The company has carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the company's disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2010, the disclosure controls and procedures were effective.

Management's Report on Internal Controls Over Financial Reporting

The company's management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2010, with the exception of Fawick, Allied, Minarik and Global, all of which were acquired during 2010. While we are beginning the process of incorporating our controls and procedures into these businesses, management has not yet performed documentation, evaluation and testing of internal controls over financial reporting at these businesses. Therefore, Fawick, Allied, Minarik and Global were not included in our assessment of internal controls over financial reporting as of December 31, 2010.

In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control—Integrated Framework. Management concluded that based on its assessment, the company's internal control over financial reporting was effective as of December 31, 2010. The effectiveness of internal control over financial reporting as of December 31, 2010 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in this Form 10-K.

Changes in Internal Control Over Financial Reporting

Management of the company has evaluated, with the participation of the company's Chief Executive Officer and Chief Financial Officer, changes in the company's internal controls over financial reporting during 2010.

During the fourth quarter ended December 31, 2010, management made no changes to the internal controls over financial reporting that materially affected our internal controls over financial reporting.

Inherent Limitations of Disclosure Controls and Procedures and Inherent Control over Financial Reporting

The company's evaluation described in this item was undertaken acknowledging that there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Other than the list of executive officers of the company set forth in Item 1, Executive Officers of the Registrant, all information under this caption may be found in the company's proxy statement to be delivered to stockholders in connection with the Annual Meeting of Shareholders, which is scheduled for April 27, 2011 (the "Proxy Statement"), in the following sections: "Class 3 Director Nominees for Election at the 2011 Annual Meeting," "Continuing Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Director Nominees," and "Audit Committee." Those portions of the Proxy Statement are incorporated by reference into this Item 10.

ITEM 11. EXECUTIVE COMPENSATION

Information about compensation of Kaman's named executive officers appears under "Executive Compensation" in the Proxy Statement. Information about compensation of Kaman's directors appears under "Non-Employee Director Compensation" in the Proxy Statement. Those portions of the Proxy Statement are incorporated by reference into this Item 11.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information about security ownership of certain beneficial owners and management appears under "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in the Proxy Statement. That portion of the Proxy Statement is incorporated by reference into this Item 12.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information about certain relationships and related transactions appears under "Transactions With Related Persons" and "Board and Committee Independence Requirements" in the Proxy Statement. That portion of the Proxy Statement is incorporated by reference into this Item 13.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information regarding audit fees and all other fees, in addition to the Audit Committee's pre-approval policies and procedures appears under "Principal Accounting Fees and Services" in the Proxy Statement. That portion of the Proxy Statement is incorporated by reference into this Item 14.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)(1) FINANCIAL STATEMENTS.
See Item 8 of this Form 10-K setting forth our Consolidated Financial Statements.

(a)(2) FINANCIAL STATEMENT SCHEDULES.
An index to the financial statement schedule immediately precedes such schedule.

(a)(3) EXHIBITS.
An index to the exhibits filed or incorporated by reference immediately precedes such exhibits.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Bloomfield, State of Connecticut, on this 28th day of February 2011.

KAMAN CORPORATION
(Registrant)

By: /s/ Neal J. Keating

Neal J. Keating
Chairman, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title:	Date:
/s/ Neal J. Keating Neal J. Keating	Chairman, President and Chief Executive Officer	February 28, 2011
/s/ William C. Denninger William C. Denninger	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 28, 2011
/s/ John J. Tedone John J. Tedone	Vice President – Finance and Chief Accounting Officer	February 28, 2011
/s/ Neal J. Keating Neal J. Keating Attorney-in-Fact for:		February 28, 2011
Brian E. Barents	Director	
E. Reeves Callaway III	Director	
Karen M. Garrison	Director	
A. William Higgins	Director	
Edwin A. Huston	Director	
Eileen S. Kraus	Director	
George E. Minnich	Director	
Thomas W. Rabaut	Director	
Richard J. Swift	Director	

KAMAN CORPORATION AND SUBSIDIARIES

Index to Financial Statement Schedule

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Kaman Corporation:

Under date of February 28, 2011, we reported on the consolidated balance sheets of Kaman Corporation and subsidiaries (Kaman Corporation) as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal controls over financial reporting as of December 31, 2010, as contained in the annual report on Form 10-K for the year 2010. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule as listed in the accompanying index. The financial statement schedule is the responsibility of Kaman Corporation's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Hartford, Connecticut
February 28, 2011

KAMAN CORPORATION AND SUBSIDIARIES
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Dollars in Thousands)

DESCRIPTION	Balance Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Others (A)	Deductions (B)	Balance End of Period
2010					
Allowance for doubtful accounts	$2,407	$2,127	$502	$1,205	$3,831
2009					
Allowance for doubtful accounts	$2,172	$1,547	$0	$1,312	$2,407
2008					
Allowance for doubtful accounts	$1,811	$910	$266	$815	$2,172

(A) Additions to allowance for doubtful accounts attributable to acquisitions.
(B) Write-off of bad debts, net of recoveries.

	Balance Beginning of Period	Additions: Current Year Provision (Benefit)	Additions: Others	Balance End of Period
2010				
Valuation allowance on deferred tax assets	$5,221	($998)	($6)	$4,217
2009				
Valuation allowance on deferred tax assets	$5,000	$236	($15)	$5,221
2008				
Valuation allowance on deferred tax assets	$3,946	$1,308	($254)	$5,000

KAMAN CORPORATION
INDEX TO EXHIBITS

Exhibit 3a	The Amended and Restated Certificate of Incorporation of the company, was filed as Exhibit 3.1 to Form 8-K on November 4, 2005, Document No. 0001341004-05-000188.	by reference
Exhibit 3b	The Amended and Restated Bylaws of the company dated February 26, 2008 were filed as Exhibit 3.1 to Form 8-K on February 28, 2008, Document No. 0000054381-08-000011.	by reference
Exhibit 4.1	Amended and Restated Indenture dated as of February 23, 2011, by and between Kaman Corporation and The Bank of New York Mellon Trust Company, as Trustee.	attached
Exhibit 10a	Kaman Corporation 2003 Stock Incentive Plan, as amended effective October 13, 2009 filed as Exhibit 10a(i) on Form 10-Q on November 5, 2009, Document No. 0000054381-09-000052 as amended on February 23, 2010. Amendments to the Plan were filed as Exhibit 99.1 on Form 8-K on April 7, 2010, Document No. 0000054381-10-000023; and as Exhibit 10(b) on Form 10-Q on November 1, 2010, Document No. 0000054381-10-000051.*	by reference
Exhibit 10b	Kaman Corporation Employees Stock Purchase Plan as amended effective October 13, 2009 was filed as Exhibit 10b(i) to Form 10-Q on November 5, 2009, Document No. 0000054381-09-000052. Amendments to the Plan were filed as Exhibit 99.2 on Form 8-K on April 7, 2010, Document No. 0000054381-10-000023 and as Exhibit 10(a) on Form 10-Q on November 1, 2010, Document No. 0000054381-10-000051.*	by reference
Exhibit 10c	Kaman Corporation Supplemental Employees' Retirement Plan was filed as Exhibit 10c to Form 10-K on March 15, 2001, Document No. 0000054381-02-000005, and the Plan as amended was filed as Exhibit 10c to Form 10-K on March 5, 2004, Document No. 0000054381-04-000032 and as Exhibit 10.10 to Form 8-K on February 26, 2007, Document No. 0000054381-07-000015.*	by reference
Exhibit 10c(i)	Post-2004 Supplemental Employees' Retirement Plan was filed as Exhibit 10.11 to Form 8-K on February 26, 2007, Document No. 000054381-07-000015.*	by reference
Exhibit 10c(ii)	First Amendment to Kaman Corporation Post-2004 Supplemental Employees' Retirement Plan effective January 1, 2005 filed as Exhibit 10.1 to Form 8-K on February 28, 2008, Document No. 0000054381-08-000011.*	by reference
Exhibit 10c(iii)	Second Amendment to Kaman Corporation Post-2004 Supplemental Employees' Retirement Plan effective generally March 1, 2010 filed as Exhibit 10c(iii) on Form 10-K on February 25,2010, Document No. 0001144204-10-009923.*	by reference
Exhibit 10d	Kaman Corporation Amended and Restated Deferred Compensation Plan (Effective as of November 12, 2002, except where otherwise indicated) was filed as Exhibit 10d to Form 10-K, Document No. 0000054381-03-000079, filed with the Securities and Exchange Commission on March 26, 2003. Amendments to the Plan were filed as Exhibit 10d to Form 10-K, Document No. 0000054381-04-000032, filed with the Securities and Exchange Commission on March 5, 2004, and Exhibit 10(a) on Form 10-Q, Document No. 0000054381-04-000059, filed with the Securities and Exchange Commission on August 3, 2004.*	by reference

Exhibit 10d(i)	Kaman Corporation Post-2004 Deferred Compensation Plan filed as Exhibit 10.2 to Form 8-K on February 28, 2008, Document No. 0000054381-08-000011.*	by reference
Exhibit 10e(i)	Kaman Corporation Cash Bonus Plan (Amended and Restated effective as of January 1, 2008) filed as Exhibit 10e(i) to Form 10-K on February 28, 2008, Document No. 0001193125-08-041841 as amended effective February 22, 2011.*	attached
Exhibit 10g(iv)	Executive Employment Agreement between Candace A. Clark and Kaman Corporation, dated as of January 1, 2007, as amended and restated November 11, 2008 filed as Exhibit 10g(iv) to Form 10-K on February 26, 2009, Document No. 0001193805-19-000523. An amendment to the Agreement was filed as Exhibit 10.2 to Form 8-K on December 21, 2010, Document No. 0000054381-10-000070.*	by reference
Exhibit 10g (v)	Executive Employment Agreement between Ronald M. Galla and Kaman Corporation, dated as of January 1, 2007, as amended and restated November 11, 2008 filed as Exhibit 10g(v) to Form 10-K on February 26, 2009, Document No. 0001193805-19-000523. An amendment to the Agreement was filed as Exhibit 10.1 to Form 8-K on December 21, 2010, Document No. 0000054381-10-000070.*	by reference
Exhibit 10g (x)	Amended and Restated Change in Control Agreement between Candace A. Clark and Kaman Corporation, dated as of January 1, 2007, as amended and restated November 11, 2008 filed as Exhibit 10g(x) to Form 10-K on February 26, 2009, Document No. 0001193805-19-000523. An amendment to the Agreement was filed as Exhibit 10.5 on Form 8-K on March 16, 2010, Document No. 0000054381-10-000015.*	by reference
Exhibit 10g (xi)	Amended and Restated Change in Control Agreement between Ronald M. Galla and Kaman Corporation, dated as of January 1, 2007, as amended and restated November 11, 2008 filed as Exhibit 10g(xi) to Form 10-K on February 26, 2009, Document No. 0001193805-19-000523. An Amendment to the Agreement was filed as Exhibit 10.6 on Form 8-K on March 16, 2010, Document No. 0000054381-10-000015.*	by reference
Exhibit 10g (xviii)	Executive Employment Agreement between Kaman Corporation and Neal J. Keating dated August 7, 2007 (as amended) as further amended on February 23, 2010 filed as Exhibit 10.1 to Form 8-K on February 25, 2010. Amendments to the Agreement were filed as Exhibit 10.1 to Form 8-K on February 25, 2010, Document No. 0000054381-10-000010 and as Exhibit 10.1 to Form 8-K on September 20, 2010, Document No. 0000054381-10-000047.*	by reference
Exhibit 10g (xix)	Change in Control Agreement between Kaman Corporation and Neal J. Keating dated August 7, 2007 (as amended) as further amended on February 23, 2010 and filed as Exhibit 10.2 to Form 8-K on February 25, 2010. Amendments to the Agreement were filed as Exhibit 10.2 on Form 8-K on February 25, 2010, Document No. 0000054381-10-000010 and as Exhibit 10.1 on Form 8-K on March 16, 2010, Document No. 0000054381-10-000015.*	by reference
Exhibit 10g (xx)	Executive Employment Agreement dated July 7, 2008 between Kaman Aerospace Group, Inc. and Gregory L. Steiner, as amended and restated November 11, 2008 filed as Exhibit 10g(xx) to Form 10-Q on May 11, 2009, Document No. 0000054381-09-000015.*	by reference

Exhibit 10g (xxi)	Change in Control Agreement dated July 7, 2008 between Kaman Aerospace Group, Inc. and Gregory L. Steiner, as amended and restated November 11, 2008 filed as Exhibit 10g(xxi) to Form 10-Q on May 11, 2009, Document No. 0000054381-09-000015. An Amendment to the Agreement was filed as Exhibit 10.3 on Form 8-K on March 16, 2010, Document No. 0000054381-10-000015.*	by reference
Exhibit 10g (xxii)	Executive Employment Agreement dated November 17, 2008 between Kaman Corporation and William C. Denninger and Offer Letter dated November 11, 2008 as amended on February 23, 2010 and filed as Exhibit 10.3 to Form 8-K on February 25, 2010. Amendments to the Agreement were filed as Exhibit 10.3 to Form 8-K on February 25, 2010, Document No. 0000054381-10-000010 and as Exhibit 10.1 to Form 8-K on November 10, 2010, Document No. 0000054381-10-000053.*	by reference
Exhibit 10g (xxiii)	Change in Control Agreement dated November 17, 2008 between Kaman Corporation and William C. Denninger dated November 12, 2008 as amended on February 23, 2010 and filed as Exhibit 10.4 to Form 8-K on February 25, 2010. Amendments to the Agreement were filed as Exhibit 10.4 on Form 8-K on February 25, 2010, Document No. 0000054381-10-000010 and as Exhibit 10.2 on Form 8-K on March 16, 2010, Document No. 0000054381-10-000015.*	by reference
Exhibit 10g (xxiv)	Executive Employment Agreement dated as of September 1, 2010 between Kaman Industrial Technologies Corporation and Steven J. Smidler, filed as Exhibit 10.1 to Form 8-K on September 10, 2010, Document No. 0000054381-10-000045.*	by reference
Exhibit 10g (xxv)	Change in Control Agreement dated as of September 1, 2010 between Kaman Industrial Technologies Corporation and Steven J. Smidler, filed as Exhibit 10.2 to Form 8-K on September 10, 2010, Document No. 0000054381-10-000045.*	by reference
Exhibit 10h (i)	Form of Incentive Stock Option Agreement under the Kaman Corporation 2003 Stock Incentive Plan filed as Exhibit 10h(i) to Form 10-K on February 26, 2009, Document No. 0001193805-19-000523.*	by reference
Exhibit 10h (ii)	Form of Non-Statutory Stock Option Agreement under the Kaman Corporation 2003 Stock Incentive Plan filed as Exhibit 10h(ii) to Form 10-K on February 26, 2009, Document No. 0001193805-19-000523.*	by reference
Exhibit 10h (iii)	Form of Stock Appreciation Rights Agreement under the Kaman Corporation 2003 Stock Incentive Plan filed as Exhibit 10h(iii) to Form 10-K on February 26, 2009, Document No. 0001193805-19-000523.*	by reference
Exhibit 10h (iv)	Form of Restricted Stock Agreement under the Kaman Corporation 2003 Stock Incentive Plan was filed as Exhibit 10h(iv) to Form 10-Q on August 2, 2007, Document No. 0000054381-07-000092.*	by reference
Exhibit 10h(v)	Form of Long Term Performance Award Agreement (Under the Kaman Corporation 2003 Stock Incentive Plan) was filed as Exhibit 10.2 to Form 8-K filed on November 10, 2005, Document No. 0000054381-05-000090.*	by reference
Exhibit 10h(vi)	Form of Restricted Stock Unit Agreement (Under the Kaman Corporation 2003 Stock Incentive Plan) filed as Exhibit 10h(vi) on Form 10-K on February 25, 2010, Document No. 0001144204-10-009923.*	by reference

Exhibit 10h(vii)	Deferred Compensation Agreement between Kaman Corporation and Eileen S. Kraus dated August 8, 1995 and First Amendment dated December 8, 2005 was filed as Exhibit 10h(vii) to Form 10-K on February 27, 2006, Document No. 0000054381-06-000036.*	by reference
Exhibit 10.1	Amended and Restated Revolving Credit Agreement dated as of September 20, 2010 among Kaman Corporation, and certain subsidiaries, as Borrower, Bank of America, N.A., as Administrative Agent and Collateral Agent, RBS Citizens, N.A. and JPMorgan Chase Bank, N.A. as Co-Syndication Agents, and Banc of America Securities LLC, RBS Citizens, N.A. and J.P. Morgan Securities LLC as Co-Lead Arrangers and Book Managers, and various Lenders signatory thereto, filed as Exhibit 10.1 to Form 8-K on September 21, 2010, Document No. 0001193125-10-213945.	by reference
Exhibit 10.2	Second Amended and Restated Term Loan Credit Agreement dated as of September 20, 2010 among Kaman Corporation, as Borrower, Bank of America, N.A. as the Administrative Agent and Collateral Agent, RBS Citizens, N.A. as the Syndication Agent, Banc of America Securities LLC and RBS Citizens, N.A. as Co-Lead Arrangers and Book Managers, and various Lenders signatory thereto, filed as Exhibit 10.2 to Form 8-K on September 21, 2010, Document No. 0001193125-10-213945.	by reference
Exhibit 10.3	Purchase Agreement, dated November 15, 2010, by and among Kaman Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and RBS Securities Inc., as representatives of the several Initial Purchasers, filed as Exhibit 10.1 to Form 8-K on November 19, 2010, Document No. 0001193125-10-265343.	by reference
Exhibit 10.4(a)	Base Convertible Bond Hedging Transaction Confirmation dated November 15, 2010, by and between Kaman Corporation and The Royal Bank of Scotland plc, acting through RBS Securities Inc., as its agent, filed as Exhibit 10.2(a) to Form 8-K on November 19, 2010, Document No. 0001193125-10-265343.	by reference
Exhibit 10.4(b)	Base Convertible Bond Hedging Transaction Confirmation dated November 15, 2010, by and between Kaman Corporation and Goldman, Sachs & Co., filed as Exhibit 10.2(b) to Form 8-K on November 19, 2010, Document No. 0001193125-10-265343.	by reference
Exhibit 10.4(c)	Base Convertible Bond Hedging Transaction Confirmation dated November 15, 2010, by and between Kaman Corporation and Bank of America, N.A., filed as Exhibit 10.2(c) to Form 8-K on November 19, 2010, Document No. 0001193125-10-265343.	by reference
Exhibit 10.5(a)	Confirmation of Base Warrants dated November 15, 2010, by and between Kaman Corporation and The Royal Bank of Scotland plc, acting through RBS Securities Inc., as its agent, filed as Exhibit 10.3(a) to Form 8-K on November 19, 2010, Document No. 0001193125-10-265343.	by reference
Exhibit 10.5(b)	Confirmation of Base Warrants dated November 15, 2010, by and between Kaman Corporation and Goldman, Sachs & Co., filed as Exhibit 10.3(b) to Form 8-K on November 19, 2010, Document No. 0001193125-10-265343.	by reference
Exhibit 10.5(c)	Confirmation of Base Warrants dated November 15, 2010, by and between Kaman Corporation and Bank of America, N.A., filed as Exhibit 10.3(c) to Form 8-K on November 19, 2010, Document No. 0001193125-10-265343.	by reference

Exhibit 10.6(a)	Additional Convertible Bond Hedging Transaction Confirmation dated November 17, 2010, by and between Kaman Corporation and The Royal Bank of Scotland plc, acting through RBS Securities Inc., as its agent, filed as Exhibit 10.4(a) to Form 8-K on November 19, 2010, Document No. 0001193125-10-265343.	by reference
Exhibit 10.6(b)	Additional Convertible Bond Hedging Transaction Confirmation dated November 17, 2010, by and between Kaman Corporation and Goldman, Sachs & Co., filed as Exhibit 10.4(b) to Form 8-K on November 19, 2010, Document No. 0001193125-10-265343.	by reference
Exhibit 10.6(c)	Additional Convertible Bond Hedging Transaction Confirmation dated November 17, 2010, by and between Kaman Corporation and Bank of America, N.A., filed as Exhibit 10.4(c) to Form 8-K on November 19, 2010, Document No. 0001193125-10-265343.	by reference
Exhibit 10.7(a)	Confirmation of Additional Warrants dated November 17, 2010, by and between Kaman Corporation and The Royal Bank of Scotland plc, acting through RBS Securities Inc., as its agent, filed as Exhibit 10.5(a) to Form 8-K on November 19, 2010, Document No. 0001193125-10-265343.	by reference
Exhibit 10.7(b)	Confirmation of Additional Warrants dated November 17, 2010, by and between Kaman Corporation and Goldman, Sachs & Co., filed as Exhibit 10.5(b) to Form 8-K on November 19, 2010, Document No. 0001193125-10-265343.	by reference
Exhibit 10.7(c)	Confirmation of Additional Warrants dated November 17, 2010, by and between Kaman Corporation and Bank of America, N.A., filed as Exhibit 10.5(c) to Form 8-K on November 19, 2010, Document No. 0001193125-10-265343.	by reference
Exhibit 14	Kaman Corporation Code of Business Conduct dated October 13, 2009 filed as Exhibit 14 on Form 10-K on February 25, 2010, Document No. 0001144204-10-009923.	by reference
Exhibit 21	List of Subsidiaries	attached
Exhibit 23	Consent of Independent Registered Public Accounting Firm	attached
Exhibit 24	Power of attorney under which this report was signed on behalf of certain directors	attached
Exhibit 31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14 under the Securities and Exchange Act of 1934.	attached
Exhibit 31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14 under the Securities and Exchange Act of 1934.	attached
Exhibit 32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	attached
Exhibit 32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	attached

* Management contract or compensatory plan



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LEADERSHIP
KAMAN CORPORATION AND SUBSIDIARIES

CORPORATE OFFICERS

Neal J. Keating
Chairman, President and Chief Executive Officer

Candace A. Clark
Senior Vice President, Chief Legal Officer and Secretary

William C. Denninger
Senior Vice President and Chief Financial Officer

Ronald M. Galla
Senior Vice President and Chief Information Officer

Richard C. Forsberg
Vice President and Deputy General Counsel

Philip A. Goodrich
Vice President – Business Development

Lowell J. Hill
Vice President – Human Resources

John B. Lockwood
Vice President - Tax

Glenn M. Messemer
Vice President and General Counsel

Michael J. Morneau
Vice President and Controller

Eric B. Remington
Vice President – Investor Relations

Robert D. Starr
Vice President and Treasurer

John J. Tedone
Vice President - Finance

Janna L. Drake
Assistant Vice President – Internal Audit

Patricia C. Goldenberg
Assistant Vice President and Assistant Treasurer

Gary L. Tong
Assistant Vice President - Corporate Risk, Safety and Environmental Management

AEROSPACE LEADERSHIP

Gregory L. Steiner
President
Kaman Aerospace Group

Salvatore S. Bordonaro
President
Helicopters Division of Kaman Aerospace Corporation

Richard C. Forsberg
Vice President – Contracts
Kaman Aerospace Group

Robert J. Kanaskie
President
Aerostructures Division of Kaman Aerospace Corporation

Alphonse J. Lariviere, Jr.
Vice President – Finance
Kaman Aerospace Group

James C. Larwood, Jr.
President
Kaman Composites

Nancy L'Esperance
Vice President – Human Resources
Kaman Aerospace Group

Robert G. Paterson
President
Kamatics Corporation

Gerald C. Ricketts
President
Precision Products Division of Kaman Aerospace Corporation

E. Richard Thorley
Strategy and Development Director
Kaman Aerospace Group

Michael Bönig
Managing Director
RWG Frankenjura-Industrie Flugwerklager GmbH

Guy Thomas
Managing Director
Kaman Composites – U.K. Holdings Limited

INDUSTRIAL DISTRIBUTION LEADERSHIP

Steven J. Smidler
President

Roger S. Jorgensen
Senior Vice President – Finance and Business Systems

Robert F. Goff
Vice President – Human Resources

Carlos O. Ingram
Vice President – Business Systems

Edward O. Johnson
Vice President – Sales, West

Michael J. Kelly
Vice President – Sales, Central

David H. Mayer
Vice President – Marketing

Michael J. Pastore
Vice President – Operations

Andrew C. Reid
Vice President – Minarik

Donald O. Ronald
Vice President – Customer Service

Thomas A. Weihsmann
Vice President – Sales, East

Carl A. Conlon
Controller

DIRECTORS

Neal J. Keating
Chairman, President and Chief Executive Officer
Kaman Corporation

Brian E. Barents [2,3]
President and Chief Executive Officer, Retired Galaxy Aerospace Company, L.P

E. Reeves Callaway, III [3,4]
Founder and Chief Executive Officer
The Callaway Companies

Karen M. Garrison [1,4*]
President – Business Services, Retired
Pitney Bowes

A. William Higgins [4]
Chairman, President and Chief Executive Officer, CIRCOR International, Inc.

Edwin A. Huston [1,2*]
Vice Chairman, Retired Ryder System, Incorporated

Eileen S. Kraus [1*,2]
Lead Independent Director; Chairman, Retired
Fleet Bank Connecticut

George E. Minnich [2,4]
Senior Vice President and Chief Financial Officer, Retired ITT Corporation

Thomas W. Rabaut [3,4]
Senior Advisor,
The Carlyle Group

Richard J. Swift [1,3*]
Chairman, President and Chief Executive Officer, Retired Foster Wheeler, Ltd. and former Chairman, Financial Accounting Standards Advisory Council

DIRECTORS EMERITUS

Carlyle F. Barnes
Frank C. Carlucci
John A. DiBiaggio
D. Brainerd Holmes
John S. Murtha
John B. Plott
Frederick D. Watkins

STANDING COMMITTEE ASSIGNMENTS:

[1] Corporate Governance
[2] Audit
[3] Personnel and Compensation
[4] Finance
* Denotes Chairmanship

CORPORATE AND SHAREHOLDER INFORMATION

KAMAN CORPORATION AND SUBSIDIARIES

CORPORATE HEADQUARTERS

Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, Connecticut 06002
(860) 243-7100

STOCK LISTING

Kaman Corporation's common stock is traded on the NASDAQ Global Select Market under the symbol KAMN.

INVESTOR, MEDIA AND PUBLIC RELATIONS CONTACT

Eric B. Remington
Vice President, Investor Relations
(860) 243-6334
Eric.Remington@kaman.com

ANNUAL MEETING

The Annual Meeting of Shareholders is scheduled to be held on Wednesday, April 27, 2011 at 11:00am at the offices of the company, 1332 Blue Hills Avenue, Bloomfield, Connecticut, 06002

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG, LLP
One Financial Plaza
Hartford, Connecticut 06103

TRANSFER AGENT

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310-1900
(800) 227-0291
www.bnymellon.com/shareowner/equityaccess

An inspiration that will endure

"Kaman Corporation is people. The most important factor in our growth has been the demonstrated capability of our people to rise to new challenges, meet them, and go on from them. Their devotion and dedication to our common goals is a source of strength and inspiration to all of us."

– Charles H. Kaman
1919–2011



KAMAN

Bloomfield, Connecticut 06002
(860) 243-7100
www.kaman.com